3/15

Follow-Up Materials

07023668

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME: Tractebel Energia

*CURRENT ADDRESS:

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
MAY 2 1 2007
THOMSON FINANCIAL

FILE NO. 82- 04760   FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/16/07

BEST AVAILABLE COPY

082-04760

Tractebel Energia
SUEZ

AR/S
12-31-06

MANAGEMENT REPORT

FOR 2006

AND

FINANCIAL STATEMENTS

FOR

2006 AND 2005

TRACTEBEL ENERGIA S. A.

FINANCIAL AND INVESTMENT RELATIONS OFFICERS

ACCOUNTING ORGANIZATION UNIT – DCO

TBLE3 NOVO MERCADO BOVESPA BRASIL
IGC
itag Índice de Ações com Tag Along Diferenciado
ISE Índice de Sustentabilidade Empresarial

Tractebel Energia
SUEZ

Management Report – 2006

Dear Shareholders,

The Management of Tractebel Energia ("Tractebel" or "the Company") are pleased to present for your examination the Management Report and corresponding account statements, together with the opinion of the Independent Auditors and the Fiscal Council for the fiscal year ending December 31 2006. Data is shown in millions of Reais and on a consolidated basis, except where otherwise stated, and in accordance with Brazilian accounting principles.

MESSAGE FROM THE MANAGEMENT

Tractebel Energia's performance in 2006 was positive from every point of view, whether economic, financial, operational or institutional. We are able to report various achievements during the year, all of them strongly characterized by actions aligned to management based on the principles of the long-term sustainable development of the business. We understand that it is of fundamental importance the creation of value to our shareholders, permanently preserving ethical, transparent and fair relationship with the other stakeholders – suppliers, employees, government entities and the communities in which we are located.

Our business vision is sustained by values, which we share with our controlling company, the Franco-Belgian SUEZ group. These values are professionalism, cooperation, team spirit, creation of value, respect for the environment and ethics. And as demonstrated by our results and the Company highlights - which we shall examine in greater detail below -, we believe we are headed in the right direction.

One of our main achievements during the year was the full certification of all 13 of our generating plants according to NBR ISO 9001 and 14001 standards – the only one among the leading companies in the industry to enjoy such a position. Again the Lages Co-generation Unit obtained its registration with the United Nations Organization's Clean Development Mechanism (MDL) Committee, thus earning the right to trade carbon credits in the international market through the Emissions Reduction Certificate program.

The three pillars of sustainability – economic, social and environmental – are the bedrock of the Company's management practices. Our entire medium and long-term planning takes into account these dimensions in the decision-making process and in the establishment of annual goals and objectives both for the Company as well as for each one of our subsidiaries.

The adhesion to the *Novo Mercado* listing regulations at the end of 2005 is another indicator of our commitment to ethics, responsibility and transparency – intangible aspects that we believe the market has recognized and given due value in a tangible manner.

The first year in which our shares traded in the *Novo Mercado* was marked by an even closer relationship between the Company and its investors. This posture reflected positively in the performance of our stocks, and resulted in the Company's continued presence as a component of the Special Corporate Governance Stock Index (IGC), the Special Tag Along Stock Index (ITAG) and the Corporate Sustainability Stock Index (ISE). In addition, we were honored with "The Most Progress in Investor Relations" award presented by Investor Relations Magazine.

From the economic and financial point of view, we are well prepared to defend our position as the largest private sector generator of electricity in Brazil. With this in mind, we are alert to all the opportunities for growth, whether through the acquisition of assets or the development of new undertakings, seeking larger sales volumes in the electric energy auctions and in servicing the industrial sector.

Our financial situation is a favorable and comfortable one, with low leverage and strong and stable cash generation. In 2006, our EBITDA – earnings before interest, taxes, depreciation and amortization - was R$ 1,595 million while net income reached R$ 979 million, a growth of 9.9% and 6.4%, respectively, in relation to 2005.

The outlook continues favorable, and we stand ready to take on the additional responsibilities that new opportunities and further growth may demand of us. Among the challenges in 2007, we envisage the investment required to develop São Salvador Hydro Power Plant in the state of Tocantins to Tractebel Energia. Work on this project began in 2006, adding a further 241 MW to our installed capacity. Further, in the medium-term we will invest in Estreito Hydro Power Plant, located on the state divide between Tocantins and Maranhão, a project which will increase the Company's installed capacity by 435 MW. We also intend to enhance the diversification of our free consumer portfolio, sell further carbon credits under the agreement with the World Bank and invest in improvements in the Salto Osório Hydro Power Plant and the Jorge Lacerda Thermal Power Plant.

The Company also places great importance on further improving the way we preserve the environment, undertaking actions not only to offset the affects arising from our activities but also with the purpose of creating significant advantages in relation to demand for our businesses.

Responsibility, ethics and sustainability: these are all key concepts that guide our day-to-day activities. We would like to thank all for the trust, encouragement and dedication to Tractebel Energia's businesses. We wish to reiterate our commitment to proceed along this chosen path for the good of the Company, its shareholders, its employees and all others that have a stake in its activities.

Manoel Arlindo Zaroni Torres
Chief Executive Officer

Maurício Stolle Bähr
Chairman of the Board of Directors

1. INSTITUTIONAL PROFILE

Tractebel Eenrgia has its head office in Florianópolis (SC) and a sales office in São Paulo (SP). The Company has a generation complex made up of six hydro and seven thermoelectric power plants situated in the states of Santa Catarina, Paraná, Rio Grande do Sul, Mato Grosso do Sul and Goiás, employing a total of 905. Of the 13 plants, 11 are wholly owned while Tractebel Energia operates two through consortia with other companies.

The installed capacity of the 13 power plants is 6,977 MW, of which 5,764 MW is from hydroelectric generation and 1,213 MW from thermoelectric sources, corresponding to about 7% of Brazil's total installed capacity.

1.1 Shareholding Control

On December 31 2006, the Company's capital stock amounted to R$ 2,446 million, represented by 652,742,192 common nominative shares with no par value.


Shareholding Control
16.59%
1.90%
2.80%
10.00%
68.71%
SUEZ Energy South America Part. Ltda.
Banco Clássico
BNDESPAR
Brazilian Governement
Others

1.2 Corporate Structure

Tractebel Energia is controlled by SUEZ Energy South America Participações Ltda (SESA), a wholly owned subsidiary of the Franco-Belgian SUEZ group, which in turn is the largest supplier of power and industrial services in Europe as well as number two in waste management and water treatment plants.


suez
100.00%
100.00%
SUEZ Energy Brasil
SUEZ Energy South America Participações
40.07%
100.00%
68.71%
Consórcio Estreito Energia
Cia. Energética São Salvador
Tractebel Energia
suez
TBLE3
NOVO MERCADO
99.99%
48.75%
99.99%
99.99%
Lages Bioenergética
ITASA
Cia. Energética Meridional
Tractebel Energia Comercializadora

2. MACROECONOMIC ENVIRONMENT

The Brazilian economy has remained stable and consistent due to the continued economic policy adopted by the federal government. Inflation is well controlled at 3.8% and 3.1% according to the IGP-M and IPCA price indexes, respectively.

The Selic basic interest rate was cut successively from 17.25% in early 2006 to 13.25% in December. Interest rates remain high by international standards, thus attracting currency inflows, and as a result causing the US dollar to depreciate by 8.13% in relation to the Real during the year. The 2006 closing rate to the dollar was R$ 2.14.

Brazil recorded a trade surplus of US$ 46.1 billion, thanks to a strong export performance of more than US$ 137.5 billion for the year, an increase of 17% compared with 2005. Imports also recorded a year-on-year increase of 25%. There was a primary surplus of 4.32% of GDP - close to the target of 4.25% for the year

Economic growth in 2006 was below market forecasts with GDP growing 2.9% according to the Brazilian Government Statistics Office (IBGE). A significant part of this growth can be ascribed to domestic consumption, which expanded by 3.7%, driven by increased family incomes and more plentiful credit.

3. ENERGY MARKET

National Electricity System Operator (ONS) and the Energy Trading Board (CCEE) reported the country's generation capacity in 2006 at 47.8 average GW with around 640 hydroelectric power plants responsible for the generation of 92% of this energy.

According to the CCEE, of the total generation in 2006, 69% was dispatched to the captive market, 21% to free consumers – a fast-growing segment –, and 5% for self-generation while 5% represented losses. Geographically, the Southeast Region accounted for 54% of domestic demand, followed by the South and the Northeast Regions, each of which with a 17% share. In terms of consumer class, industry continued the largest consumer taking some 44% of total generated energy.

Brazilian electricity consumption during the year rose 3.8% against a GDP growth of 2.9%, resulting in a multiple of 1.3 between the two indicators and in line with historical elasticity. The outlook for 2007 is a year-on-year increase of more than 5.0%, according to the Energy Research Company (EPE).

This level of growth will demand additional sector investments. In 2005, the Ministry of Mines and Energy established a Ten Year Expansion Plan that provides for increased generation capacity of up to 39 GW by 2015, of which 30 GW (77%) will be hydropower and 9 GW (23%), thermoelectricity.

Since 2004, the industry has been regulated by the New Electricity Sector Model Law (Law 10,848/2004), which has introduced some important changes into the industry. Under the New Model, distributors now contract all their demand through government-organized auctions. Domestic demand is estimated for all the country's distributors, which provide forecasts of their own demand to the government for the next few years. The new model has shown itself to be solid and stable for the first two years of its existence, making the market an attractive proposition for new investments.

4. OPERATION PERFORMANCE

4.1 Energy Generation

In 2006, the Company's total electricity energy output amounted to 21,351 GWh (2,437 average MW), of which 15,885 GWh (1,813 average MW) in the form of hydroelectricity and 5,466 GWh (624 average MW) in the form of thermoelectricity.

Generation fell by 28.4% compared with 2005 due to the drought in the country's Southern Region. These figures also include total output from the Itá and Machadinho Hydro Power Plants, in which Tractebel Energia holds 70.0% and 16.9% stakes respectively, on the grounds that Tractebel Energia is responsible for plant operations and energy dispatch to the National Electricity System Operator (ONS).

In 2006, ignoring programmed stoppages, plant uptime was 98.4%, against 97.2% in 2005. Factoring in all the scheduled stoppages, overall uptime increased from 90.8% in 2005 to 93.5% in 2006, corresponding to 95.0% for hydro generation and 86.4% for thermoelectricity.

4.2 Customer Base

Tractebel Energia's customer base consists of energy concessionaire distributors, commercializing companies and free consumers (normally industries). The Company has made diversification of the customer base part of its business strategy, the focus being on the free consumer market. As a result, the share of this segment in the Company's total physical sales has jumped from 22% in 2005 to 29% in 2006.

During the course of the year, Tractebel Energia successfully added some premium names to its customer portfolio, such as Aracruz Celulose, Cargill, John Deere, Kimberly Clark, Malwee Malhas, Michelin, Petroflex, Pirelli, Procter & Gamble, Schincariol, Schulz, Vega do Sul (Arcelor Group), Wetzel, Whirlpool, among others. By the end of the year, the Company was supplying more than 120 industrial units belonging to more than 80 companies.

Client Breakdown Based on Contracted Energy



10%
3%
15%
3%
22%
1%
29%
2003
2004
2005
2006
Distribution Cos.
Trading Companies
Free Customers
Export

4.3 Sales Volume

Physical sales increased by 10.1%, totaling 32,836 GWh (3,748 average MW), against 29,823 GWh (3.404 average MW) in the previous year. The average sales contract price reached R$ 91.26/MWh, 7.1% more than 2005 when the price stood at R$ 85.25/MWh.

Sales Volume - aMW



3,404
3,748
10.1%
2005
2006

Average Price - R$/MWh



85.25
91.26
7.1%
2005
2006

.4.4 Energy Balance

Tractebel Energia's energy balance shows that the Company's current energy availability, including acquisitions from third parties, is almost entirely contracted until 2008. However, the Company has opted to maintain a substantial part of its available energy on a non-contractual basis as from 2009, when forecasts for the sector indicate a potential increase in prices.


Energy Balance - aMW
3,596
3,563
3,415
3,276
3,690
3,364
3,719
3,366
3,642
2,568
3,555
2,432
2007
2008
2009
2010
2011
2012
Available Energy
Contracted Energy

5. ECONOMIC-FINANCIAL PERFORMANCE

Principal Indicators

The following information is shown in millions of Reais and on a consolidated basis, except where otherwise stated, and in accordance with Brazilian accounting principles.

Indicators	2005	2006	Chg.
Economic			
Gross Operating Revenue	2,593	3,061	18.1%
Net Operating Revenue	2,288	2,706	18.2%
EBITDA	1,451	1,595	9.9%
EBITDA Margin	63.4%	59.0%	-4.4 p.p.
Service Income – EBIT	1,243	1,387	11.6%
Financial Income (Expenses)	(136)	(156)	-15.1%
Net Income	920	979	6.4%
Financial			
Total Assets	5,652	5,539	-2.0%
Shareholders´ Equity	2,686	2,765	2.9%
Capex	44	69	56.8%
Adjusted Net Debt	1,244	1,025	-17.6%
Shares			
Shares Outstanding (thousand)	652,742	652,742	0.0%
Net Income per Share (R$)	1.41	1.50	6.4%
Average Stock Price – ON (R$)	10.09	16.53	63.8%
Dividends	874	930	6.4%
Market			
Energy Sales (GWh)	29,823	32,836	10.1%
Energy Sales (average MW)	3,404	3,748	10.1%
Employees			
No. of employees	893	905	1.3%

Note: EBITDA represents operating results + financial results + non-operating results + social contribution tax and income tax + depreciation and amortization +

Management's comments on economic-financial performance and results of the operations should be read in conjunction with the Account Statements.

5.1 Gross Operating Revenue

Annual gross operating revenue reached R$ 3,061 million, a growth of 18.1% compared with R$ 2,593 million in 2005. The 10.1% increase in energy volumes sold and an average sale price hike of 7.1% were the main factors contributing to this improvement.

5.2 Net Operating Revenue

Net operating revenue for 2006 reached R$ 2,706 million against R$ 2,288 million in 2005, an increase of 18.2%, a variation conducive with the increase in gross operating revenue.

Net Operating Revenue - R$ million



2,288
2,706
18.2%
2005
2006

5.3 Selling, General and Administrative Expenses

The Company's costs and operating expenses were R$ 1,425 million in 2006, a growth of 43.1% over the preceding fiscal year when this item amounted to R$ 996 million. This variation reflects the trends in the principal components of this item as follows:

Third party electricity purchases: R$ 131 million higher due to the increase in the volume of contractual commitments for energy sales.

Transactions channeled through the Energy Trading Board (CCEE): an increase of R$ 274 million principally due to: (a) the need to replace energy under the contract with Companhia de Interconexão Energética (CIEN), which was non-operational from mid 2006; b) the average increase in spot prices on the CCEE, which resulted in increased costs arising from substitution for thermoelectric energy; and (c) the costs of the Energy Reallocation Mechanism (MRE) were higher because of reduced hydro generation activity in 2006 given the severe drought conditions afflicting southern Brazil, where the majority of the Company's hydro power plants are located.

Charges for the use of the transmission and distribution network: R$ 40 million higher due to the increase in sales volume under bilateral contracts, replacing initial contracts not subject to transmission, distribution and connection charges, and also due to the real increase in tariffs for the use of the transmission system.

Financial compensation for use of hydro resources: reduction of R$ 29 million, due to the impact on the calculation base for this contribution caused by the reduction in dispatch from the hydro plants by the ONS, given drought conditions in southern Brazil.

5.4 Net Operational Provisions

A decrease of R$ 61 million, principally due to (a) the reversal in 2006 of a provision for a civil contingency given the remote probability of losses; and (b) the recognition in 2005 of non-recurring provisions for post-employment benefits, following changes to the benefits plan, and programmed maintenance, in the light of reevaluations of the maintenance program.

5.5 Favorable Court Ruling

In 2006, the Company won a legal action worth R$ 89 million against which there is no right of appeal with respect to the elimination of the calculation base for PIS and COFINS contributions.

5.6 EBITDA and EBITDA Margin

Reflecting previous comments, EBITDA for the fiscal year 2006 reached R$ 1,595 million, an increase of 9.9% compared with the preceding year, while the EBITDA margin was 59.0%, against 63.4% in 2005.

EBITDA (R$ million) and EBITDA Margin (%)


63.4
59.0
1.45
1.59
2005
2006
EBITDA
EBITDA Margin

5.7 Financial Results

Financial income: a reduction of R$ 31 million largely due to the decrease in income from financial investments, in turn reflecting a decline in cash position and lower interest rates prevailing in the market.

Financial expenses: down by R$ 11 million, principally due to reduced interest costs on debt, in the light of cuts in the Long Term Interest Rate (TJLP) and the amortization of financing.

5.8 Net Income

For the fiscal year, the Company reported net income of R$ 979 million, a 6.4% improvement on the 2005 fiscal year, and corresponding to earnings per share of R$ 1.50.

Net Income - R$ million


920
979
6.4%
2005
2006

5.9 Dividends

Management proposed the distribution of R$ 930 million in profits, R$ 717 million in the form of dividends and R$ 213 million as interest on shareholders' equity. This is equivalent to a payout of 95% of the Adjusted Net Income for the fiscal year and approximately R$ 1.43 per share, thus exceeding the minimum distribution of 55% of net income established in the corporate dividends policy and the minimum value of 25% required under Law 6,404/76.

5.10 Debt

The Company's net debt on December 31 2006 (total debt less cash and cash equivalents and the result of swap operations) was R$ 1,025 million, a year-on-year reduction of 17.6%. Total gross consolidated debt, mainly in the form of loans, debentures and financing, totaled R$ 1,278 million on December 31 2006, a decline of 16.2% compared with the position on December 31 2005. Of the total debt at the end for the period, 30.4% was exposed to currency risk, of which about 48.0% was hedged against foreign exchange fluctuations.

Performance of Net Debt - R$ million


1,244
1,025
17.6%
12/31/2005
12/31/2006

Composition of Debt - R$ million


1,524
499
1,025
16.1%
1,278
389
889
12/31/2005
12/31/2006
Domestic Exchange
Foreign Exchange

Maturity Term Loans - R$ million


190
154
98
32
100
26
164
19
226
19
111
139
2007
2008
2009
2010
2011
From 2012 to 2024
Domestic Exchange
Foreign Exchange

5.11 Ratings

In 2006, Standard & Poor's raised Tractebel Energia's corporate credit rating from brA+ to brAA. Fitch Ratings in turn increased the Company's rating from AA- (bra) to AA (bra).

6. CAPITAL EXPENDITURES

6.1 Maintenance and Modernization of the Generation Complex

Tractebel Energia invested R$ 69 million in maintenance and modernization projects in the generation segment during the course of 2006 - 56.8% more than in 2005 - to ensure the continuance of the Company's excellent indicators of efficiency and performance.

CAPEX - R$ million


69
44
56.8%
2005
2006

6.2 Research and Development

The Annual Research and Development Program budget absorbed R$ 6 million in 2006. More than R$ 2 million of this amount was dedicated to 19 projects approved by ANEEL (the National Electricity Regulatory Agency), of which about 40% is focused on the environment.

Of the remainder, more than R$ 2 million was deposited in the National Scientific and Technological Development Fund, managed by the Studies and Projects Finance Company (FINEP) of the Ministry for Science and Technology. A further R$ 1 million was allocated to the Ministry of Mines and Energy.

7. PERSPECTIVES FOR NEW PROJECTS IN 2007

In the first semester of 2007, SESA is expected to transfer its control of the São Salvador hydro project to Tractebel Energia, which will then be responsible for the conclusion of the construction and the subsequent operation of the plant.

Investments of R$ 850 million will be injected into the future hydro power plant situated in the municipality of São Salvador in the state of Tocantins. This project will represent an increase of 241 MW in the Company's total capacity, equivalent to 148 average MW of assured energy. The plant is scheduled to go into operation in 2011.

In 2006, the Brazilian Institute of Environment and Natural Resources (IBAMA) granted the Estreito hydro project its installation license. This license now establishes more secure conditions for the plant to participate in new energy auctions.

Should the sale of energy from the Estreito project take place before the end of 2007, construction should start immediately afterwards with the concomitant transfer of control from SESA to Tractebel Energia. One of the largest generation projects in Brazil, the Estreito Power Plant, with 1,087 MW of installed capacity, will add a further 435 MW of installed capacity to the Company's generating complex (Tractebel Energia's share of the total output of 1,087 MW).

The Estreito Hydro Power Plant is controlled by the Estreito Consortium, made up of SESA, which has a 40.1% stake, CVRD, with 30.0%, Alcoa Alumínio, with 25.5%, and Camargo Corrêa Energia, with 4.4%.

8. CORPORATE GOVERNANCE

8.1 Board of Directors and Fiscal Council

Tractebel Energia's Board of Directors is made of nine members, one of whom represents the employees and a further two who are independent. The Fiscal Council is made up of three members, one of whom is appointed by the minority shareholders.

8.2 Internal Controls

Tractebel Energia is listed on Bovespa's *Novo Mercado*, a segment comprising companies that voluntarily adopt stricter corporate governance practices than required in law. The Company also complies with the regulations under the US Sarbanes-Oxley act, adhering to the same norms as its indirect controlling company, SUEZ, given the latter's listing on the New York Stock Exchange.

8.3 Shareholders' Rights

Each one of the Company's common shares grants its holder the right to one vote in the ordinary or extraordinary general meetings, the right to dividend payouts, to participate in the distribution of profits or other distributions to shareholders; to monitor the activities of Company management in accordance with the Bylaws; to preemptive rights in share subscriptions, debentures convertible into shares or subscription bonuses and to withdraw from the Company in situations covered by the Brazilian Corporate Law. In accordance with *Novo Mercado* regulations, common shares may be included in public share offerings in the event that a controlling stake in the Company is sold, receiving at least 100% of the price paid for each common share pertaining to the controlling shareholder block. In addition, the Company is bound to settle disputes through the *Novo Mercado*'s Arbitration Panel, according to the commitment clause contained in the Bylaws.

9. CAPITAL MARKETS

9.1 Shares

Tractebel Energia's shares are a component of the Differentiated Corporate Governance Stock Index (IGC), the Special Tag Along Stock Index (ITAG) and Bovespa's Corporate Sustainability Stock Index (ISE). The shares are negotiated on the Bovespa under the TBLE3 ticker. The Company's Level 1 American Depositary

Receipts (ADRs) are traded on the U.S. Over-The-Counter (OTC) market under the TBLEY ticker at a ratio of 1 ADR = 5 common shares.

In 2006, the shares reported an appreciation of 30% between December 31 2005 and December 31 2006, against 33% for the Bovespa Stock Index - Ibovespa. The closing price for the year was quoted at R$ 18.00/share, representing a market capitalization equivalent to R$ 11,749 million. Compared with the 2005 average prices, the shares appreciated 63.8% in 2006, the average for the year being R$ 16.53 per share.

The Company's shares were negotiated on every day the Bovespa was open for business in 2006, an average daily trading volume of R$ 8.2 million.

2006 Share Performance


TBLE3 vs. IBOVESPA
(Base 100 – 12/29/2005)
TBLE3 = R$18.00
Ibovespa = 44,473
140
130
120
110
100
90
80
70
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
TBLE3
Ibovespa

9.2 Investor Relations

In 2006, Investor Relations Magazine awarded the Company "The Most Progress in Investor Relations" accolade – a reflection of Tractebel Energia's efforts to enhance its relationship with the capital markets.

The Investor Relations area provides information in its corporate site (www.tractebelenergia.com.br), through electronic information bulletins, quarterly and annual reports, as well as through its IR department (by calling: + 55 48 3221-7221).

10. HUMAN RESOURCES

At the end of 2006, Tractebel Energia had a total work force of 905 highly qualified employees. Of these, 34.8% have a college education and a further 37.5%, a technical studies degree.


Employees' Education
34.8%
3.8%
37.5%
24.0%
College
Technical
High School
Elementary

The Company believes that motivated and qualified employees are fundamental to good business performance. With this in mind, it runs annual organizational climate surveys, offers training and skills' upgrading courses, assistance in obtaining educational qualifications at various academic levels, as well as programs for employee career and salary progression. Employees are also eligible to a defined contribution Private Pension Plan.

10.1 Occupational Health and Safety

The Company offers welfare and medical benefits under agreements with outside entities. It also runs the Individual Healthcare Program, which allows the employees to monitor their physical conditions as well establishing their own health goals. In the occupational safety areas, the Company is responsible for occupational accident prevention programs with the objective of a permanent reduction in the frequency and severity of accidents.

10.2 Training and Skills Upgrading

Tractebel Energia offers its employees continued qualification programs for improving and developing its employees' skills. In 2006, the average training time per employee was 69 hours/man.

10.3 Results Sharing

In 2006, Tractebel Energia distributed R$ 12 million to its employees by way of sharing the 2005 profits. The values paid out were proportional to the remuneration of each one and took into account, not only net income and EBITDA, but also individual performance and the meeting of goals established by management.

11. SOCIO-ENVIRONMENTAL RESPONSABILITIES

In 2006, Tractebel Energia's efforts to not only preserve the environment but also to increase the value it places on this issue were rewarded.

In June, the United Nations Organization Clean Development Mechanism Committee (MDL), granted MDL registration to the Lages Co-generation Unit for the use of waste wood chippings as a fuel. As a result, the plant is now qualified to sell 220,000 Emissions Reduction Certificate credits annually.

By December 2006, all the Company's plants had received NBR ISO 9001 and NBR ISO 14001 certifications. The units certified during the year were the Machadinho and Cana Brava Hydro Power Plants and the William Arjona, Charqueadas, Alegrete Thermal Power Plants and the Lages Co-generation Unit.

11.1 Social Projects

Tractebel Energia's social projects focus principally on socially disadvantaged children, with the emphasis on education, and on the environment in locations where the Company has a presence. Tractebel Energia supports educational projects, provides incentives to institutions seeking to meet the needs of children from needy communities, as well as promoting environmental and educational events in its areas of operation.

11.2 Environmental Management

The Company has an Environmental Code established for ensuring compliance with the requirements of the environmental protection agencies. There are also programs that monitor environmental impacts in the generating plants' spheres of influence.

Among Tractebel Energia's initiatives are the monitoring of water quality and fish life (ichtyofauna); the restoration of vegetation along the margins of water bodies; control of thermoelectric power plant gas emissions and waste; and the study and control of the impact of hydro power plant installations on community resettlement, and the fauna and flora.

12. INDEPENDENT AUDITORS

Pursuant to Article 2 of CVM Instruction 381/03, Tractebel Energia informs that the independent auditors of the Company and its subsidiaries, BDO Trevisan Auditores Independentes, have not rendered services unrelated to the independent audit in 2006.

13. ACKNOWLEDGEMENTS

The management of Tractebel Energia wishes to place on record its recognition of the efforts and endeavor of its employees as well as the support and professionalism of its customers and suppliers, and thanks them and the shareholders, financial institutions, government entities and regulatory organs and others that contributed to the Company's performance in 2006.

The Management

TRACTEBEL ENERGIA S.A.

BALANCE SHEETS AS OF DECEMBER 31
(In thousands of Brazilian Reais)

ASSETS

	Note	Holding Company		Consolidated	
		2006	2005 (Reclassified)	2006	2005 (Reclassified)
CURRENT ASSETS					
Cash and cash equivalents		7,454	9,466	23,593	12,179
Marketable securities	4	186,352	195,153	233,247	296,958
Funds linked to payment of obligations		21,643	-	21,643	-
Consumers, concessionaires and holder of permissions	5	314,663	302,792	358,002	320,605
Dividends receivable from subsidiaries	10	103,021	78,860	-	-
Taxes and social contributions recoverable	6	23,623	11,486	26,707	16,719
Inventories		22,719	22,515	23,623	23,512
Pledges and restricted deposits		51,511	47,399	53,947	47,867
Deferred taxes	7	19,683	81,097	21,351	82,344
Prepaid expenses		2,625	10,048	3,022	10,721
Others		18,041	26,133	26,917	25,627
TOTAL CURRENT ASSETS		**771,335**	**784,949**	**792,052**	**836,532**
NON-CURRENT ASSETS					
Long-Term Assets					
Concessionaires and holders of permission	5	16,063	38,314	16,063	38,314
Taxes and social contributions recoverable	6	10,342	7,136	13,124	10,296
Pledges and restricted deposits		-	-	29,422	26,119
Judicial deposits	18	111,204	39,341	131,331	45,924
Receivables from disposal of assets and rights	9	68,565	60,220	68,565	60,220
Deferred taxes	7	187,282	186,877	188,489	192,309
Others		2,216	1,315	2,216	1,315
		395,672	**333,203**	**449,210**	**374,497**
Permanent Assets					
Investments	10	843,659	887,117	36,873	43,619
Property, plant and equipment	11	2,836,435	2,927,305	4,148,898	4,272,779
Intangible	12	1,256	1,782	77,310	80,689
Deferred		-	-	34,766	43,985
		3,681,350	**3,816,204**	**4,297,847**	**4,441,072**
TOTAL NON-CURRENT ASSETS		**4,077,022**	**4,149,407**	**4,747,057**	**4,815,569**
TOTAL		**4,848,357**	**4,934,356**	**5,539,109**	**5,652,101**

The accompanying notes are an integral part of these statements.

TRACTEBEL ENERGIA S.A.

BALANCE SHEETS AS OF DECEMBER 31
(In thousands of Brazilian Reais)

LIABILITIES AND SHAREHOLDERS' EQUITY

	Note	Holding Company		Consolidated	
		2006	2005 (Reclassified)	2006	2005 (Reclassified)
CURRENT LIABILITIES					
Suppliers	14	235,924	112,939	239,319	94,346
Dividends and interest on shareholders' equity	23	478,043	495,487	478,043	495,487
Loans and financing	15	256,152	194,135	306,079	243,343
Debentures	16	15,004	10,286	37,834	31,090
Current taxes and social contributions		33,747	36,372	45,870	47,437
Estimated obligations	17	28,542	49,084	28,650	49,243
Derivatives	28	4,526	46,181	4,526	65,876
Research and development liabilities		31,364	-	35,135	-
Provision for contingencies	18	11,000	41,595	11,206	42,326
Post-employment benefits	20	20,369	81,020	20,369	81,020
Others		35,581	32,814	39,781	37,220
TOTAL CURRENT LIABILITIES		1,150,252	1,099,913	1,246,812	1,187,388
NON-CURRENT LIABILITIES					
Long-Term Liabilities					
Loans and financing	15	344,197	601,949	610,251	911,138
Debentures	16	200,000	198,348	323,344	338,196
Taxes and social contributions on installments		5,383	6,230	5,383	6,230
Estimated obligations	17	653	22,543	653	22,869
Provisions for contingencies	18	53,041	77,125	56,289	79,902
Concessions payable	19	-	-	201,546	178,130
Post-employment benefits	20	293,725	205,755	293,725	205,755
Deferred taxes	21	36,535	36,532	36,535	36,532
TOTAL NON-CURRENT LIABILITIES		933,534	1,148,482	1,527,726	1,778,752
SHAREHOLDERS' EQUITY					
Share capital	22	2,445,766	2,445,766	2,445,766	2,445,766
Capital reserves	22	91,695	91,695	91,695	91,695
Profit reserves	22	227,110	148,500	227,110	148,500
TOTAL SHAREHOLDERS' EQUITY		2,764,571	2,685,961	2,764,571	2,685,961
TOTAL		4,848,357	4,934,356	5,539,109	5,652,101

The accompanying notes are an integral part of these statements.

TRACTEBEL ENERGIA S.A.

STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31
(In thousands of Brazilian Reais)

	Note	Holding Company		Consolidated	
		2006	2005 (Reclassified)	2006	2005 (Reclassified)
GROSS OPERATING REVENUE					
Provision of electric energy		337,579	338,985	743,177	479,493
Supply of electric energy		2,276,942	2,066,598	2,291,922	2,097,482
Other income		24,056	22,469	25,638	15,752
		2,638,577	2,428,052	3,060,737	2,592,727
DEDUCTIONS FROM OPERATING REVENUE					
Tax and social contributions		(199,631)	(266,703)	(320,587)	(298,830)
Research and development		(24,661)	-	(28,318)	-
Sale of ash, net of taxes – CCC/CDE		(6,300)	(5,531)	(6,300)	(5,531)
		(230,592)	(272,234)	(355,205)	(304,361)
NET INCOME FROM SALES AND SERVICES		2,407,985	2,155,818	2,705,532	2,288,366
COST OF ELECTRIC ENERGY AND SERVICES					
Electric energy purchased for resale		(391,995)	(429,528)	(287,404)	(156,366)
Transactions within CCEE		(270,281)	(4,764)	(281,313)	(7,090)
Production cost of electric energy	24	(432,819)	(467,257)	(502,421)	(538,026)
Cost of services rendered	24	(10,254)	(9,328)	(10,254)	(9,328)
		(1,105,349)	(910,877)	(1,081,392)	(710,810)
GROSS PROFIT		1,302,636	1,244,941	1,624,140	1,577,556
OPERATING EXPENSES					
Selling expenses	24	(169,719)	(118,295)	(210,149)	(164,796)
General and administrative expenses	24	(111,933)	(90,525)	(133,300)	(120,158)
Reversal (constitution) of operating provisions net	25	11,895	(50,249)	11,453	(49,691)
Income from favorable judicial court decisions	26	93,350	-	94,502	-
		(176,407)	(259,069)	(237,494)	(334,645)
SERVICE INCOME		1,126,229	985,872	1,386,646	1,242,911
Income from interests held in other companies					
Equity in the earnings of subsidiary companies	10	120,284	116,885	300	-
Amortization of goodwill	10	(6,746)	(6,746)	(6,746)	(6,746)
		113,538	110,139	(6,446)	(6,746)
Financial Income/(Expenses)					
Financial income	27	92,761	117,363	107,666	139,086
Financial expenses	27	(169,323)	(168,811)	(263,874)	(274,756)
		(76,562)	(51,448)	(156,208)	(135,670)
OPERATING INCOME		1,163,205	1,044,563	1,223,992	1,100,495
NON-OPERATING INCOME		2,776	3,557	2,985	3,557
INCOME BEFORE TAXES		1,165,981	1,048,120	1,226,977	1,104,052
Income tax	8	(111,663)	(68,549)	(156,297)	(109,521)
Social contribution	8	(75,172)	(59,475)	(91,534)	(74,435)
NET INCOME FOR THE YEAR		979,146	920,096	979,146	920,096
NET INCOME PER SHARE IN BRAZILIAN REAIS		1.50	1.41	1.50	1.41

The accompanying notes are an integral part of these statements.

TRACTEBEL ENERGIA S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED ON DECEMBER 31
(In thousands of Brazilian Reais)

	SHARE CAPITAL	CAPITAL RESERVES	PROFIT RESERVES	RETAINED EARNINGS	TOTAL
DECEMBER 31, 2004	**2,445,766**	**91,695**	**249,495**	-	**2,786,956**
Interim dividends	-	-	(147,000)	-	**(147,000)**
Net income for the year	-	-	-	920,096	**920,096**
Management's proposed appropriation of net income:					
- statutory reserve	-	-	46,005	(46,005)	-
- dividends / interest on shareholders' equity					
R$ 1,339106 per share	-	-	-	(874,091)	**(874,091)**
DECEMBER 31, 2005	**2,445,766**	**91,695**	**148,500**	-	**2,685,961**
Adjustments to prior years **(Note 22-d)**	-	-	-	29,653	**29,653**
Net income for the year	-	-	-	979,146	**979,146**
Management's proposed appropriation of net income:					
- statutory reserve	-	-	48,957	(48,957)	-
- retained earnings reserve	-	-	29,653	(29,653)	-
- dividends / interest on shareholders' equity					
R$ 1,425048 per share	-	-	-	(930,189)	**(930,189)**
DECEMBER 31, 2006	**2,445,766**	**91,695**	**227,110**	-	**2,764,571**

The accompanying notes are an integral part of these statements.

TRACTEBEL ENERGIA S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31
(In thousands of Brazilian Reais)

	Holding Company		Consolidated	
	2006	2005	2006	2005
SOURCES OF FUNDS				
From operations				
Net income for the year	979,146	920,096	979,146	920,096
Expenses (revenues) that do not affect the net working capital:				
Depreciation and amortization	159,004	158,608	208,364	208,108
Interest on non-current amounts	35,533	29,803	54,062	50,089
Monetary variation on non-current amounts	(23,564)	(102,059)	(15,175)	(112,838)
Equity in the earnings of subsidiary companies	(120,284)	(116,885)	(300)	-
Amortization of goodwill	6,746	6,746	6,746	6,746
Long-term provision (reversal), net	(5,479)	45,003	(5,544)	44,555
Deferred income tax and social contribution	45,736	11,546	49,469	11,745
Income (loss) in the sale of property, plant and equipment	(2,776)	(3,557)	(2,359)	(3,510)
	1,074,062	949,301	1,274,409	1,124,991
From third parties				
Debentures	-	200,000	-	200,000
Dividends receivable from subsidiaries	159,021	108,860	-	-
Sales of assets and rights	31,066	31,539	31,066	31,539
Transfer from non-current assets to current assets	28,981	40,884	30,489	45,151
Transfer from current liabilities to non-current liabilities	55,982	-	55,982	-
Redemption of collateral and linked deposits	-	-	-	30,083
Write-offs of extensive maintenance	16,025	-	16,055	-
	291,075	381,283	133,592	306,773
TOTAL SOURCES	1,365,137	1,330,584	1,408,001	1,431,764
USES OF FUND				
Increase in non-current assets	79,113	40,221	91,018	48,801
Transfer from current assets to non-current assets	53,159	-	53,159	-
Receivables from Jacuí disposal	30,263	30,103	30,263	30,103
Investments	2,025	201,200	-	-
Acquisition of property, plant and equipment and investment in deferred assets	64,347	37,519	69,040	43,916
Electric energy account receivable in installments	-	17,623	-	17,623
Interim dividends	-	147,000	-	147,000
Dividends and interest on shareholders' equity	930,189	874,091	930,189	874,091
Pre-payment of financing	-	-	-	275,247
Transfer of loans, financing and debentures to current liabilities	248,935	182,815	315,727	257,941
Transfer of non-current liabilities to current liabilities	21,059	46,510	22,509	48,055
TOTAL USES	1,429,090	1,577,082	1,511,905	1,742,777
DECREASE IN NET WORKING CAPITAL	(63,953)	(246,498)	(103,904)	(311,013)
CHANGES TO NET WORKING CAPITAL				
Current assets				
End of period	771,335	784,949	792,052	836,532
Beginning of period	784,949	1,033,097	836,532	1,165,483
	(13,614)	(248,148)	(44,480)	(328,951)
Current liabilities				
End of period	1,150,252	1,099,913	1,246,812	1,187,388
Beginning of period	1,099,913	1,101,563	1,187,388	1,205,326
	50,339	(1,650)	59,424	(17,938)
DECREASE IN NET WORKING CAPITAL	(63,953)	(246,498)	(103,904)	(311,013)

The accompanying notes are an integral part of these statements.

TRACTEBEL ENERGIA S.A.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31 (additional information)
(In thousands of Brazilian Reais)

	Holding Company		Consolidated	
	2006	2005	2006	2005
Operating activities				
Net income for the year	979,146	920,096	979,146	920,096
Expenses (revenues) that do not affect cash:				
Depreciation and amortization	159,004	158,608	208,364	208,108
Equity in the earnings of subsidiary companies	(120,284)	(116,885)	(300)	-
Amortization of goodwill	6,746	6,746	6,746	6,746
Monetary and exchange variation, net	(9,591)	(22,450)	9,425	(8,296)
Net interest	37,913	36,327	54,096	52,411
Estimated obligations (suppliers)	8,861	26,595	8,861	26,595
Operating provisions, net	4,340	76,222	4,271	75,630
Research and development	31,364	-	34,087	-
Deferred income tax and social contribution	45,736	4,419	49,469	7,078
Sale of carbon credits	-	-	(8,685)	-
Income from the disposal of fixed assets	(2,776)	(3,557)	(2,359)	(3,557)
Others	209	-	608	-
	1,140,668	1,086,121	1,343,729	1,284,811
Decrease (increase) in assets				
Consumers and concessionaires	14,155	(8,523)	(11,371)	(16,447)
Funds linked to payment of obligations	(21,643)	-	(21,643)	-
Advances to suppliers	1,842	6,243	1,858	5,521
Taxes and social contributions recoverable	(12,516)	25,299	(9,980)	24,452
Collateral and linked/judicial deposits	(71,900)	(34,556)	(85,490)	(13,972)
Inventories	(204)	(9,454)	(111)	(9,902)
Prepaid expenses	7,216	(6,618)	7,492	(5,886)
Others	6,097	3,376	5,402	2,744
	(76,953)	(24,233)	(113,843)	(13,490)
Increase (decrease) in liabilities				
Suppliers	87,313	1,281	107,723	6,227
Loans, financing and debentures	(898)	14,344	2,731	18,995
Taxes and social contributions	(12,214)	24,960	(11,157)	27,577
Estimated obligations	(11,864)	(26,970)	(11,870)	(26,930)
Provision for contingencies	(2,648)	(5,623)	(2,778)	(5,728)
Post-Employment benefits	(30,315)	(35,624)	(30,315)	(35,624)
Others	2,766	6,262	1,989	6,214
	32,140	(21,370)	56,323	(9,269)
Funds from operating activities	1,095,855	1,040,518	1,286,209	1,262,052
Investments activities				
Used in fixed assets and deferred items	(64,347)	(37,519)	(69,040)	(43,916)
Used in investments	(2,025)	(201,200)	-	-
Dividends received from subsidiaries	134,860	38,113	-	-
Funds received from (used in) investments activities	68,488	(200,606)	(69,040)	(43,916)
Financing activities				
Payment of loans, financing and debentures	(177,169)	(167,350)	(243,541)	(548,375)
Debentures	-	200,000	-	200,000
Settlement of swap operations	(59,096)	(91,037)	(87,034)	(106,075)
Payment of dividends and interest on shareholders' equity	(938,891)	(1,110,233)	(938,891)	(1,110,233)
Funds used in financing activities	(1,175,156)	(1,168,620)	(1,269,466)	(1,564,683)
Total effects on cash	(10,813)	(328,708)	(52,297)	(346,547)
Cash and cash equivalents				
Opening balance	204,619	533,327	309,137	655,684
Closing balance	193,806	204,619	256,840	309,137
	(10,813)	(328,708)	(52,297)	(346,547)
Payments made in the year				
Interest on loans, financing and debentures	90,410	87,293	137,862	153,620
Income tax and social contribution	92,093	93,907	150,147	142,631
Transactions that do not affect cash				
Offsetting of income tax and social contribution	65,555	25,218	67,188	27,558
Proposed dividends and interest on shareholders' equity	492,189	500,891	492,189	500,891
Proposed dividends receivable from subsidiaries	103,021	78,860	-	-
Adjustment to prior years	29,653	-	29,653	-

The accompanying notes are an integral part of these statements.

TRACTEBEL ENERGIA S.A.

STATEMENT OF ADDED VALUE FOR THE YEARS ENDED DECEMBER 31

(Additional information)
(In thousands of Brazilian Reais)

	Holding Company		Consolidated	
	2006	2005	2006	2005
GENERATION OF ADDED VALUE				
Revenue from sales, services and income	2,632,277	2,422,521	3,054,437	2,587,196
Reversal of provision for doubtful accounts	(74)	9,071	(75)	9,126
Other operating income	93,350	-	94,502	-
Non-operating income	2,776	3,557	2,985	3,557
	2,728,329	2,435,149	3,151,849	2,599,879
(-) Inputs				
Materials	(22,220)	(20,851)	(23,897)	(22,853)
Third party services	(67,727)	(65,701)	(78,240)	(75,330)
Fuel to produce energy	(95,575)	(101,570)	(102,070)	(104,694)
Electric energy purchased from third parties	(391,995)	(429,528)	(287,404)	(156,366)
Transactions within CCEE	(270,281)	(4,764)	(281,313)	(7,090)
Charges for the use of power grid	(162,625)	(116,395)	(202,545)	(162,431)
Insurance	(6,097)	(7,224)	(7,561)	(9,239)
Reversal (constitution) of operating provisions, net	11,895	(50,249)	11,453	(49,691)
Others	(15,787)	(20,985)	(21,112)	(21,676)
	(1,020,412)	(817,267)	(992,689)	(609,370)
GROSS ADDED VALUE	**1,707,917**	**1,617,882**	**2,159,160**	**1,990,509**
Depreciation and amortization	(159,004)	(158,608)	(208,364)	(208,108)
NET ADDED VALUE GENERATED	**1,548,913**	**1,459,274**	**1,950,796**	**1,782,401**
ADDED VALUE RECEIVED THROUGH TRANSFER				
Financial income	92,761	117,363	107,666	139,086
Equity in the earnings of subsidiary companies	113,538	110,139	(6,446)	(6,746)
ADDED VALUE TO DISTRIBUTE	**1,755,212**	**1,686,776**	**2,052,016**	**1,914,741**

DISTRIBUTION OF ADDED VALUE

	Holding Company				Consolidated			
	2006	%	2005	%	2006	%	2005	%
Compensation:								
Of work								
Compensation and labor charges	79,757	5	75,062	4	81,407	4	76,958	4
Benefits	21,622	1	23,281	1	21,885	1	23,488	1
Profit sharing	13,926	1	10,000	1	13,963	1	10,032	1
	115,305	**7**	**108,343**	**6**	**117,255**	**6**	**110,478**	**6**
Of third party capital								
Charges and monetary variation	152,838	9	135,827	8	241,700	12	251,399	13
Rentals	5,524	-	5,090	-	6,491	-	5,660	-
Other financial expenses	3,646	-	11,820	1	5,391	-	12,887	1
	162,008	**9**	**152,737**	**9**	**253,582**	**12**	**269,946**	**14**
Of government								
Taxes and contributions	233,259	13	307,645	18	358,614	17	344,048	18
Industry charges	78,659	4	69,931	4	95,588	5	86,217	4
Income tax and social contribution	186,835	11	128,024	8	247,831	12	183,956	10
	498,753	**28**	**505,600**	**30**	**702,033**	**34**	**614,221**	**32**
Of Shareholder's Equity								
Statutory reserve	48,957	3	46,005	3	48,957	2	46,005	2
Dividends and interest on shareholders' equity	930,189	53	874,091	52	930,189	46	874,091	46
	979,146	**56**	**920,096**	**55**	**979,146**	**48**	**920,096**	**48**
	1,755,212	**100**	**1,686,776**	**100**	**2,052,016**	**100**	**1,914,741**	**100**

The accompanying notes are an integral part of these statements.

1 – BUSINESS OF THE COMPANY

The Company is an independent utility concessionaire with its head office in the city of Florianopolis – SC, and its activity is the generation and sale of electric energy. It is regulated by the National Agency of Electric Energy – ANEEL, linked to the Ministry of Mines and Energy.

Installed capacity, including the indirect ownership of Hydroelectric Power Plants (UHEs) of Itá and Cana Brava and Cogeneration Unit of Lages, amounts to 5,860 MW, of which 79.30% is derived from hydroelectric plants and 20.70% from thermoelectric plants, composed of the following generation plants in operation: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho (SC/RS), UHE Cana Brava (GO), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS), Thermoelectric Complex Jorge Lacerda (SC) and Cogeneration Unit of Lages (SC).

The Company's capacity to provide electric energy, including the long-term purchase agreement entered into with the subsidiary Itá Energética S.A. - ITASA, totals 5,896 MW.

On June 20, 2006, ANEEL determined that the Company's capacity to provide energy would be reduced by 72MW, due to Companhia de Interconexão Energética – CIEN current incapacity to supply the agreed-upon amount. This ruling will remain in force until CIEN proves energy availability.

The concessions and authorizations held by the Company and its subsidiaries are listed in Note 11-d.

The Company's controlling interest is owned by Suez Energy South America Participações Ltda., a company organized in Brazil and controlled by Suez-Tractebel Socièté Anonyme, with its head office in Brussels, Belgium, a member of Suez Group, headquartered in France.

The Company is the parent company of Companhia Energética Meridional – CEM and holds 99.99% of its share capital; CEM holds the concession to Cana Brava Hydroelectric Power Plant located on the Tocantins River, State of Goiás. The Company also shares with Companhia Siderúrgica Nacional – CSN, the controlling interest in Itá Energética S.A. – ITASA, in which it owns 48.75% of voting shares. ITASA is a SPC – Special Purpose Company organized to build and exploit, via a joint-venture, by means of consortium, the hydroelectric power plant of Itá, located on the Uruguay River, on the border of the States of Santa Catarina and Rio Grande do Sul. The Company also holds 99.99% of the share capital of Lages Bioenergética Ltda., which has the authorization to exploit the cogeneration unit of Lages, in the Municipality of Lages (SC). The main characteristics of subsidiaries and their businesses are described in Note 10-d.

2 – PRESENTATION OF FINANCIAL STATEMENTS

The financial statements are presented in accordance with accounting principles and practices adopted in Brazil and all figures are expressed in thousands of Brazilian Reais and other currencies, except when indicated otherwise. For increased clarity purposes in the presentation, the Company is also presenting the statement of cash flows and of added value, in addition to the mandatory financial statements.

For better presentation and comparability, certain accounts in the balance sheet as of December 31, 2005 and in the statement of income for the year then ended, were reclassified. The main reclassifications are as follows:

Fuel for electric energy production

Following orientation in ANEEL Rule n° 657/2006, the consumption of fossil fuel acquired via CCC/CDE, previously recorded in the operating revenue under the caption "fuel subvention – CCC/CDE" is now recorded in the account which includes the cost of electric energy under the caption of "production cost of electric energy". The total amount reclassified in the holding company and in the consolidated amounted to R$ 311,481.

The amount which refers to the reimbursement of ELETROBRAS fuel, which is forwarded to coal suppliers for the payment of the fuel supplied, previously classified under the caption "Credits from fuel consumption account – CCC/CDE", is now being recorded under the caption "Suppliers". The total amount reclassified in the holding company and in the consolidated amounted to R$ 30,553.

Judicial deposits

In accordance with CVM Deliberation n° 489, as of October 31, 2005, the judicial deposits that refer to contingences provided for in the balance sheet were reclassified from the non-current assets to the accounts holding the corresponding contingences in liabilities. The total amount reclassified in the holding company and in the consolidated amounted to R$ 25,481.

Financial charges on post-employment benefits

The financial charges on the actuarial liabilities related to post-employment benefits were reclassified from operating expenses to financial expenses. The total amount reclassified in the holding company and in the consolidated amounted to R$ 33,238.

3 - GENERAL EVALUATION CRITERIA

a) **Recognition of inflation effects** - only the effects of monetary variations on assets and liabilities indexed as a result of legal and contractual provisions are reflected. In compliance with Law n° 9,249, of 12.26.1995, as of January 1996 the adjustment for inflation ended. Therefore, amounts corresponding to property, plant and equipment and shareholders' equity are adjusted only through 12.31.1995.

b) **Marketable securities** - recorded at cost, with corresponding accrued interest earned until the balance sheet date. Book values are adjusted by creating a provision whenever they exceed average market prices.

c) **Provision for doubtful debtors** - associated with credits resulting from transactions made in the Wholesale Electric Energy Market – MAE (currently, CCEE - Electric Power Trade Chamber). Other accounts receivable have guarantees or no historical losses, and therefore no provision is needed.

d) **Deferred income tax and social contribution (deferred tax credits)** - determined at the rates of 25% and 9%, respectively, in force on the date of the balance sheet, and are recognized based on tax losses and timing differences. The separation between current and long-term assets is based on the expectation of realization of amounts that give origin to such assets.

e) **Inventories** - recorded at their average weighted purchase cost, which does not exceed their market value.

f) **Indexed assets** - adjusted up to the date of the balance sheet.

g) **Investments** - investments in subsidiaries and joint subsidiaries are assessed by the equity method of accounting and other investments are recognized at their acquisition cost, which does not exceed the market value.

h) **Property, plant and equipment** - recorded at the acquisition or construction cost, net of depreciation, determined on the straight-line basis, based on annual rates established by ANEEL, based on the book balances recorded for the Registration Units – UC that form the business ventures. Average annual depreciation rates determined by the Company and its subsidiaries, in compliance with the above regulations, are shown in Note 11-a.

Interest and other financial charges and effects of inflation resulting from financing obtained from third-parties, actually used in property, plant and equipment under construction, are calculated as cost of the corresponding asset; up to 12.31.1998 interest on shareholders' equity linked to construction work in progress was capitalized, in compliance with the specific laws of the electric industry.

i) **Loans, financing and debentures** – adjusted by exchange rates or contractual indexes (see Note 15 and Note 16). Resulting interest and charges are allocated until the balance sheet date.

j) **Derivatives** – contracted to manage risks related to exchange currency variations associated to certain loans and financing contracts. The income and losses incurred are accounted for in accordance with the accrual basis of accounting.

l) **Other liabilities** – recorded at the known amount or calculated, increased, when applicable, by the corresponding charges and monetary variations.

m) Provision for contingences - based on the quantitative analysis of the tax, labor and civil lawsuits, for which the chances of loss are considered probable. These provisions are recorded net of their respective judicial deposits.

n) Post-employment benefits - recorded based on actuarial evaluation by the Projected Unit Credit Method and adjusted monthly according to contractual indexes for agreed to obligations and complemented by amounts projected by actuarial evaluation (see Note 20).

o) Income for the period - Income and expenses are recorded in accordance with the accrual basis of accounting.

p) Estimative – the preparation of the financial statements according to accounting practices adopted in Brazil requires that the Company's management uses estimates to register certain transactions that affect its assets, liabilities, revenues and expenses, as well as, other information presented in the financial statements. The final results of these transactions and information may differ from the estimates. The main estimative in the financial statements refer to provisions for doubtful debtors, contingences, post-employment benefits, as well as, the presentation of their profile.

q) Consolidated financial statements

Investments in the capital of investees are eliminated on consolidation, as well as assets and liabilities balances and income and expenses resulting from transactions among consolidated companies.

Components of assets and liabilities and income and expenses of ITASA are consolidated based on the proportion of Company's interest in its share capital, due to the shared control (see Note 10-d).

Due to the high proportion of participation of the holding company in the other subsidiaries (see Note 10-b), there is no minority shareholders' interest amount in the consolidated financial statements.

r) Change of Accounting Practices

Provision for extensive maintenance

The accounting practices for provisions for extensive maintenance of the Company's generation facilities were modified in accordance with the Technical Informative n° 01/2006, issued by the Brazilian Institute of Accountants - IBRACON (see Note 22-d).

Funds invested in research and development

The Company, according to current legislation, is obliged to invest, annually, the amount of, at least, one percent (one quarter of one percent, until 12.31.2005) of its net operating revenue in research and development related to the electric energy sector.

The accounting criteria to register the resources invested in such research and development was changed as per the orientation from IBRACON in its Technical Interpretation n° 03/2006.

The accounting procedures followed by the Company and by most of the Companies in the electric energy sector was to register the investment in research and development programs at the moment the programs were executed and the expenses were incurred. This procedure undermined the principle of matching revenues and expenses, since the month of the disbursement did not match that of the revenue.

According to the current accounting procedure, the percentage of the Company's revenue to be invested in research and development related to the electric energy sector is registered in the same month as the revenue, under the caption "research and development", in the group "deductions from operating revenues".

4 - MARKETABLE SECURITIES

	Holding Company		Consolidated	
	2006	2005	2006	2005
Certificate of Deposit– CDB	34,492	12,608	51,836	55,780
National Treasury Bonds – LTN	-	173,816	-	174,890
Central Bank Notes – NBC – E	-	19,749	-	31,731
National Treasury Notes – NTN - D	-	-	4,508	5,059
Committed transactions – Public bonds	153,637	37,148	157,341	83,137
Committed transactions – Third parties bonds	-	-	22,165	-
Others	-	69	-	129
(-) Collateral of swap operations in the Exclusive Investment Fund	-	(36,341)	-	(36,341)
	188,129	**207,049**	**235,850**	**314,385**
(-) Provision for investment losses	(1,777)	(11,896)	(2,603)	(17,427)
	186,352	**195,153**	**233,247**	**296,958**

The Company has an Exclusive Investment Fund that, as of 12.31.2006, was composed of Certificates of Deposits (CDB) and committed transactions, LTN pegged. Investments in that fund are separated in conformity with their type in the financial statements.

The amount of R$ 36,341, related to a contractual collateral for swap operations, was redeemed in December 2006. The amount was recorded in current assets under the account "Pledge and restricted deposits".

The provision for losses with money market investments refers to an investment in Certificates of Deposit (CDB) that the Company and its subsidiary Companhia Energética Meridional - CEM have with the financial institution Banco Santos S.A., which had its bankruptcy ordered in 2005. Based on the conditions established in the Bankruptcy Order and on the considerations of the Judicial Administrator of the Bankrupt Estate, in 2006, the provision was written-off as a loss, in the Holding Company and in the Consolidated, amounting to R$ 10,119 and R$ 14,824, respectively.

5 - CONSUMERS, CONCESSIONAIRES AND HOLDERS OF PERMISSIONS

	Holding Company				
	2006				2005
	To fall due	Overdue		Total	Total
		For 90 days or less	For more than 90 days		
Current					
Concessionaires	181,914	-	-	181,914	178,112
Sellers	75,307	-	-	75,307	67,753
Free consumers	28,832	492	-	29,324	28,870
Exports	-	-	740	740	1,940
Transactions within CCEE/MAE					
- Installments	19,537	-	-	19,537	15,630
- Tariff recovery					
- RTE	7,618	-	223	7,841	10,428
- Agents in default or with lawsuits	109,873	-	11,947	121,820	121,804
	137,028	-	12,170	149,198	147,862
	423,081	**492**	**12,910**	**436,483**	**424,537**
(-) Provision for doubtful accounts	(109,873)	-	(11,947)	(121,820)	(121,745)
	313,208	**492**	**963**	**314,663**	**302,792**
Long-term					
Transactions within CCEE/MAE					
- Installments	13,820	-	-	13,820	27,697
- Tariff recovery					
- RTE	2,243	-	-	2,243	10,617
	16,063	**-**	**-**	**16,063**	**38,314**

	Consolidated				
	2006				2005
	To fall due	Overdue		Total	Total
		For 90 days or less	For more than 90 days		
Current					
Concessionaires	184,662	-	-	184,662	180,651
Sellers	75,136	-	-	75,136	54,787
Free consumers	67,346	492	-	67,838	54,971
Exports	-	-	740	740	1,940
Transactions within CCEE/MAE					
- Current	380	-	-	380	-
- Installments	19,537	-	-	19,537	15,630
- Tariff recovery					
- RTE	7,618	-	223	7,841	10,428
- Agents in default or with lawsuits	110,498	-	13,944	124,442	124,697
	138,033	-	14,167	152,200	150,755
	465,177	**492**	**14,907**	**480,576**	**443,104**
(-) Provision for doubtful accounts	(110,498)	-	(12,076)	(122,574)	(122,499)
	354,679	**492**	**2,831**	**358,002**	**320,605**
Long-term					
Transactions within CCEE/MAE					
- Installments	13,820	-	-	13,820	27,697
- Tariff recovery					
- RTE	2,243	-	-	2,243	10,617
	16,063	**-**	**-**	**16,063**	**38,314**

Amounts overdue for more than 90 days are related to transactions with the Wholesale Electric Energy Market - MAE and refer to debts of agents in default during the 1st settlement of the MAE, on December 30, 2002. Such amounts are under bilateral negotiations. However, due to uncertainties as to their realization, the Company maintains an allowance for doubtful accounts, regardless of the actions applicable to the case.

The provision for doubtful accounts referring to outstanding amounts was established for the uncertainties regarding the realization of credits resulting from transactions made within MAE in the period September 2000 through September 2002, whose debtors agents filed lawsuits because they disagreed with the interpretation adopted by that entity in connection with the Electric Sector Common Agreement.

6 – TAXES AND SOCIAL CONTRIBUTIONS RECOVERABLE

	Holding Company		Consolidated	
	2006	2005	2006	2005
Current				
ICMS (Brazilian VAT)	44,375	40,354	45,857	41,459
Income tax	9,021	5,538	10,369	7,857
Social contribution	2,945	2,806	3,199	3,092
COFINS (Contribution for Social Security Financing)	1,139	1,923	1,139	3,174
PIS (Contribution for Social Integration Program)	249	418	249	690
INSS (Social Security)	7,245	198	7,245	198
	64,974	**51,237**	**68,058**	**56,470**
(-) Provision for losses on the recovery of ICMS credits	(41,351)	(39,751)	(41,351)	(39,751)
	23,623	**11,486**	**26,707**	**16,719**
Long-term				
ICMS (Brazilian VAT)	3,110	2,692	5,880	5,852
COFINS (Contribution for Social Security Financing)	5,943	3,652	5,953	3,652
PIS (Contribution for Social Integration Program)	1,289	792	1,291	792
	10,342	**7,136**	**13,124**	**10,296**

In 2006, the Company was granted a favorable decision regarding the collection of INSS related to the Voluntary Redundancy Program – PDV. The amount has been offset with the current INSS due.

A provision was set up for losses on the realization of accumulated ICMS credits on the acquisition of natural gas for production of electric power at UTE William Arjona, in the State of Mato Grosso do Sul. The reasons were the difficulties in offsetting all such credits, due to the fact that the sale of electric power occurs with deferral of ICMS for local transactions and exemption from ICMS on interstate transactions.

7 – DEFERRED TAX CREDITS

	Holding Company				
	2006				2005
Credit nature	**Tax basis**	**Income tax**	**Social contribution**	**Total**	**Total**
Provision for losses on UTE Jacuí	-	-	-	-	27,282
Remuneration of Construction Work in Progress – RIC	136,667	34,167	-	34,167	34,167
Post-employment benefits	167,999	42,000	15,120	57,120	66,149
Provision for doubtful debtors	121,820	30,455	10,964	41,419	41,393
Provision for contingencies	98,724	24,680	8,885	33,565	49,028
Provision for accelerated depreciation UTE William Arjona	28,531	7,133	2,568	9,701	10,836
Provision for losses with ICMS credits	41,351	10,338	3,722	14,060	13,516
Employees profit-sharing program and provision of management bonus	16,858	4,214	1,517	5,731	5,100
Provision for losses on marketable securities	1,777	444	160	604	4,045
Provision for attorneys and auditors' fees	1,355	339	122	461	215
Provision for losses in Swap operations	4,526	1,132	407	1,539	-
Present value adjustment on receivables	25,290	6,322	2,276	8,598	-
Provision for extensive maintenance	-	-	-	-	15,706
Negative basis for social contribution	-	-	-	-	537
		161,224	**45,741**	**206,965**	**267,974**
Classification of deferred tax credits:					
Current		15,377	4,306	19,683	81,097
Non-current		145,847	41,435	187,282	186,877
		161,224	**45,741**	**206,965**	**267,974**

Credit nature	Consolidated 2006 Tax basis	Income tax	Social contribution	Total	2005 Total
Provision for losses on UTE Jacuí	-	-	-	-	27,282
Remuneration of Construction Work in Progress – RIC	136,667	34,167	-	34,167	34,167
Post-employment benefits	167,999	42,000	15,120	57,120	66,149
Provision for doubtful debtors	122,574	30,643	11,032	41,675	41,649
Provision for contingencies	100,899	25,224	9,081	34,305	49,800
Provision for accelerated depreciation UTE William Arjona	28,531	7,133	2,568	9,701	10,836
Provision for losses with ICMS credits	41,351	10,338	3,722	14,060	13,516
Employees profit-sharing program and provision of management bonus	16,858	4,214	1,517	5,731	5,100
Provision for losses on marketable securities	2,603	651	234	885	5,926
Provision for attorneys and auditors' fees	1,355	339	122	461	215
Provision for losses in Swap operations	4,526	1,132	407	1,539	-
Present value adjustment on receivables	25,290	6,322	2,276	8,598	-
Provision for extensive maintenance	-	-	-	-	15,777
Tax loss	4,576	1,144	-	1,144	2,692
Negative base for social contribution	5,049	-	454	454	1,544
		163,307	46,533	209,840	274,653
Classification of deferred tax credits:					
Current		16,572	4,779	21,351	82,344
Non-current		146,735	41,754	188,489	192,309
		163,307	46,533	209,840	274,653

The realization of deferred tax credits, resulting from timing differences, will be made upon the payment of the provisions made or, where applicable, upon realization of the losses recorded in the provision. With regards to deferred tax credits, resulting from tax losses and negative basis for social contribution, realization will be made by offsetting their basis, limited to 30% of taxable income in the subsequent years.

Technical feasibility studies, examined by the Audit Committee and approved by the Company's management Board, indicate that the deferred tax credit will be totally recovered by future taxable income. Such technical studies comply with CVM Instruction n° 371 of June 27, 2002.

The timeframe for the realization of such assets and their recovery via the generation of future taxable income have been estimated to be as follows:

	Holding Company	Consolidated
Deferred tax credits, recorded		
2008	12,676	12,997
2009	17,620	18,084
2010	31,183	31,219
2011	54,005	54,296
2012	11,034	11,068
2013 to 2015	30,414	30,465
2016 onwards	30,350	30,360
	187,282	188,489
Deferred tax credits, not recorded		
2017 onwards	21,294	21,294
	208,576	209,783

The not recorded tax credits refer to the Remuneration of Construction Work in Progress – RIC. The realization of RIC is carried out based on the proportion of depreciation of the corresponding assets, in compliance with CVM Instruction n° 371/02.

8 – RECONCILIATION OF TAXES IN INCOME

	Holding Company			
	2006		2005	
	Income tax	Social contribution	Income tax	Social contribution
Income before taxes	**1,165,981**	**1,165,981**	**1,048,120**	**1,048,120**
Permanent differences				
Additions				
Amortization of goodwill	6,746	-	6,746	-
Management bonuses and 13th month pay	1,784	-	1,614	-
Donations	2,235	2,235	1,049	1,049
Other non-deductible expenses	314	314	36	36
Exclusions				
Equity in the earnings of subsidiary companies	(120,284)	(120,284)	(116,885)	(116,885)
Provision for losses on UTE Jacuí	(303,131)	-	(303,040)	-
Remuneration of Construction work in Progress – RIC	(84,893)	-	(87,809)	-
Reversal of interest on shareholders' equity	(213,000)	(213,000)	(271,700)	(271,700)
(=) Calculation basis of taxes on income	**455,752**	**835,246**	**278,131**	**660,620**
Rates	25%	9%	25%	9%
(=) Social contribution and income tax	**(113,938)**	**(75,172)**	**(69,533)**	**(59,456)**
Tax incentives	2,181	-	934	-
Additional 10% on income up to R$ 20 per month	24	-	24	-
Others	70	-	26	(19)
(=) Social contribution on income and income tax	**(111,663)**	**(75,172)**	**(68,549)**	**(59,475)**
Composition of taxes:				
Current	(98,489)	(42,610)	(94,663)	(28,942)
Deferred	(13,174)	(32,562)	26,114	(30,533)
	(111,663)	**(75,172)**	**(68,549)**	**(59,475)**

	Consolidated			
	2006		2005	
	Income tax	Social contribution	Income tax	Social contribution
Income before taxes	**1,226,977**	**1,226,977**	**1,104,052**	**1,104,052**
Permanent differences				
Additions				
Amortization of goodwill	6,746	-	6,746	-
Management bonuses and 13th month pay	1,999	-	2,151	-
Donations	5,726	5,726	1,319	1,319
Swap exchange variation losses	8,243	8,243	-	-
Other non-deductible expenses	345	345	38	38
Exclusions				
Provision for losses on UTE Jacuí	(303,131)	-	(303,040)	-
Remuneration of construction work in progress – RIC	(84,893)	-	(87,809)	-
Reversal of interest on shareholders' equity	(213,000)	(213,000)	(271,700)	(271,700)
Adjustment of subsidiary taxed by presumed profit	(12,801)	(10,951)	(8,323)	(6,861)
Equity in the earnings of subsidiary companies	(300)	(300)	-	-
(=) Calculation basis of taxes on income	**635,911**	**1,017,040**	**443,434**	**826,848**
Rates	25%	9%	25%	9%
(=) Social contribution and income tax	**(158,978)**	**(91,534)**	**(110,859)**	**(74,416)**
Tax incentives	2,503	-	1,204	-
Additional 10% on income up to R$ 20 per month	108	-	108	-
Others	70	-	26	(19)
(=) Social contribution on income and income tax	**(156,297)**	**(91,534)**	**(109,521)**	**(74,435)**
Composition of taxes:				
Current	(140,376)	(57,986)	(133,677)	(43,201)
Deferred	(15,921)	(33,548)	24,156	(31,234)
	(156,297)	**(91,534)**	**(109,521)**	**(74,435)**

9 – DISPOSAL OF ASSETS AND RIGHTS

In June 2004 and July 2005, the Company transferred 33.33%, in each year, of the Jacuí project to Elétrica Jacuí S.A. - ELEJA. ELEJA is a special purpose entity, controlled by an owner of exploration rights of coal mines in the area of the Jacuí project. In the terms of the transfer contract, Company's remaining percentage in the Jacuí project was object of reciprocal options of purchase, by ELEJA, and of sale, by the Company. On 03.28.2006 ELEJA acquired the remaining share of 33.34% from the Company, becoming the sole owner of the venture, by exercising its second purchase option established in the contract. Under the terms of the contract, ELEJA assumed the responsibility for the conclusion of the Jacuí project.

In agreement with the contractual conditions, the sale amounts are being updated by IGP-DI and will be received in 36 installments starting at the date of the commercial operations of UTE Jacuí or at the date when four years from the sale and exercise of the purchase option are completed, whichever comes first.

Considering that the contractual values are at future prices, the Company adjusted the amount, in 2006, to its present value, applying the discount rate of 10% p.a. The nominal value and the present value adjustment, in the subsidiary and in the consolidated, are as follows:

	2006	2005
Disposal amount	93,855	60,220
(-) Present Value Adjustment	(25,290)	-
	68,565	60,220

10 – INVESTMENTS

a) Composition

	Holding Company		Consolidated	
	2006	2005	2006	2005
Permanent interests valued by the equity method of accounting	841,543	885,001	34,757	41,503
Permanent investments valued by the acquisition cost	1,742	1,742	1,742	1,742
Other investments	374	374	374	374
	843,659	887,117	36,873	43,619

b) Permanent interests

Companies	2006				2005	
	Per thousand shares or quotas	Interest (%)	Net income (loss)	Shareholder's equity	Net income	Shareholder's equity
Itá Energética S.A. – ITASA	253,607	48.75	28,380	567,580	16,255	545,941
Companhia Energética Meridional - CEM	344,528	99.99	88,217	480,558	78,446	532,009
Lages Bioenergética Ltda.	30,530	99.99	15,929	32,416	11,725	32,255
Tractebel Energia Comercializadora Ltda.	4,200	99.99	2,031	17,113	10,459	13,082
Delta Energética S.A.	35	99.99	(28)	3	-	6

c) Movement in investments

Companies	Balance on 12.31.2004	Capital increase	Equity accounting	Amortization of goodwill	Dividends	Balance on 12.31.2005
ITASA						
Equity accounting	253,751	-	16,255	-	(3,860)	266,146
Goodwill	12,588	-	-	(2,289)	-	10,299
CEM						
Equity accounting	348,562	200,000	78,446	-	(95,000)	532,008
Goodwill	35,661	-	-	(4,457)	-	31,204
Lages Bioenergética	30,530	-	11,725	-	(10,000)	32,255
Tractebel Comercializadora	1,423	1,200	10,459	-	-	13,082
Delta Energética	7	-	-	-	-	7
	682,522	201,200	116,885	(6,746)	(108,860)	885,001

Companies	Balance on 12.31.2005	Capital increase	Equity accounting	Prior year adjustment	Amortization of goodwill	Dividends	Balance on 12.31.2006
ITASA							
Equity accounting	266,146	-	13,835	-	-	(3,286)	276,695
Goodwill	10,299	-	-	-	(2,289)	-	8,010
CEM							
Equity accounting	532,008	-	88,217	139	-	(139,806)	480,558
Goodwill	31,204	-	-	-	(4,457)	-	26,747
Lages Bioenergética	32,255	-	15,929	161	-	(15,929)	32,416
Tractebel Comercializadora	13,082	2,000	2,031	-	-	-	17,113
Delta Energética	7	25	(28)	-	-	-	4
	885,001	2,025	119,984	300	(6,746)	(159,021)	841,543

Of the total amount of dividends proposed by its subsidiaries, the Company received R$ 56,000 in 2006 and will receive R$ 103,021 in 2007, on a date to be defined by its subsidiaries' boards of directors.

d) Permanent interests

Itá Energética S.A. – ITASA (joint subsidiary)

The shares representing the share capital of ITASA are held by Tractebel Energia, Companhia Siderúrgica Nacional – CSN and Companhia de Cimento Itambé, in the proportion of 48.75%, 48.75% and 2.50%, respectively.

ITASA has as its business purpose the exploitation of the Hydroelectric Power Plant Itá in joint venture, by means of consortium, upon concession granted by the Federal Government through the National Electric Energy Agency – ANEEL and valid for 35 years starting in 1995. The business venture is located on the Uruguai River, the border of the States of Santa Catarina and Rio Grande do Sul, between the municipalities of Itá (SC) and Aratiba (RS). It has installed capacity of 1,450 MW, resulting from 5 generators of 290 MW and an average 720 MW of assured power.

Pursuant to the Consortium Agreement, ITASA is entitled to 60.5% of 668 MW average.

The economic basis for the goodwill from the investment acquisition is the expectation of future income and it is being amortized over 10 years. The determination of the goodwill is based on cash flows calculated by an expert financial institution, according to assumptions applicable to the context of the investee, projected for the concession period of 35 years. The valuation considered the debt/equity ratio of 50/50 to implement the Itá project, using discount rates of 11.0% for third-party capital and 11.5% for equity capital.

The main account groups under assets, liabilities and income of the joint subsidiary are shown below, and they have been consolidated in proportion to Company's investment in the subsidiary's capital:

ASSETS	2006	2005
Current	74,786	66,067
Non-current		
Long-term assets	3,743	9,521
Permanent assets	1,022,962	1,064,089
	1,026,705	1,073,610
	1,101,491	**1,139,677**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current	109,534	104,004
Non-current		
Long-term liabilities	424,377	489,732
Shareholders' equity	567,580	545,941
	1,101,491	**1,139,677**
INCOME		
Gross operating income	219,049	233,129
Deductions from operating income	(22,280)	(21,564)
Net sale income	**196,769**	**211,565**
ELECTRIC ENERGY COST		
Electric energy purchased for resale	(16)	(1,336)
Electric energy production cost	(45,431)	(52,657)
	(45,447)	**(53,993)**
GROSS PROFIT	**151,322**	**157,572**
OPERATING EXPENSES		
Selling expenses	(29,926)	(19,859)
General and administrative expenses	(19,526)	(19,138)
	(49,452)	**(38,997)**
Service income	**101,870**	**118,575**
Net financial expenses	**(59,434)**	**(67,975)**
OPERATING INCOME	**42,436**	**50,600**
NON OPERATING INCOME	**432**	**-**
INCOME BEFORE TAXES	**42,868**	**50,600**
Income and social contribution taxes	(14,488)	(17,256)
NET INCOME FOR THE YEAR	**28,380**	**33,344**

Companhia Energética Meridional – CEM (subsidiary)

CEM holds the concession for Cana Brava Hydroelectric Power Plant, located on the Tocantins River, in the north of the State of Goiás, with an installed capacity of 450 MW and 273.4 MW average of assured energy. The concession to build and exploit the business venture is valid for 35 years, starting on August 27, 1998.

The economic basis for the goodwill form the acquisition of the controlling interest is the expectation of future income and it is being amortized during 10 years. The determination of the goodwill is based on a cash flow projection calculated by an expert financial institution, according to assumptions applicable to the context of the investee, and projected for the concession period of the plant of 35 years, adjusted to present value at a discount rate of 14% p.a. The valuation took into consideration a debt/equity ration of 70/30 for the plant construction.

Lages Bioenergética Ltda. (subsidiary)

Lages holds the authorization for the thermoelectric generation unit Lages located in Lages, State of Santa Catarina. It has a steam turbo generator of 28 MW, using wood waste as fuel. The co-generation unit has a transmission system of restricted interest, composed of a substation with a transformer of 31,250 kVA – 13.8/138 kV and a transmission line of 138 kV, in a simple circuit, approximately 5 km long. The authorization to implement and exploit the venture is valid for 30 years, starting on October 30, 2002.

The Co-generation Plant, in the year of 2006, obtained the registration in the Clean Development Mechanism (CDM) of UNO for using wood residues to negotiate carbon credits.

The market of commercialization of carbon credits boosts the economy of developed and in development countries since February of 2005, when Kyoto Protocol went into effect. To become a potential seller of the credits, Lages had to accomplish several tasks from different entities, such as the Kyoto Protocol, the United Nations, the Federal Government and independent auditors.

The plant, which consumes 15 thousand tons of wood residues per month, demonstrated that it will reduce and, as consequence, negotiate the equivalent of 220 thousand tons of CO2 per year.

Tractebel Energia Comercializadora Ltda. (subsidiary)

It has as its business purpose the sale of electric energy in the free trade market, including the purchase, sale, import, and export of energy, as well as intermediation of any of these operations and the performance of commercial actions arising from these activities.

Delta Energética S. A. (subsidiary)

The Company holds 34,999 of the 35,000 shares that represent the share capital of Delta. The subsidiary has not performed any activities until the present moment.

11 – PROPERTY, PLANT, AND EQUIPMENT

a) Composition

	Consolidated					
	2006				2005	
	Average depreciation rates	Adjusted cost	Accumulated depreciation/ amortization	Net amount	Net amount	Company
Property, plant and equipment in operation						
Hydroelectric generation						
UHE Salto Santiago	2.5	640,750	(490,255)	150,495	163,652	Holding Company
UHE Salto Osório	2.8	304,141	(233,387)	70,754	69,241	Holding Company
UHE Passo Fundo	2.5	123,027	(92,674)	30,353	33,261	Holding Company
UHE Itá (consortium)	2.3	1,781,075	(259,809)	1,521,266	1.560,796	Holding Company/ ITASA
UHE Machadinho (consortium)	2.4	179,161	(20,096)	159,065	164,143	Holding Company
UHE Cana Brava	2.5	874,444	(93,514)	780,930	799,252	CEM
		3,902,598	(1,189,735)	2,712,863	2,790,345	
Thermoelectric generation						
Jorge Lacerda complex	4.3	2,451,072	(1,262,294)	1,188,778	1,271,460	Holding Company
UTE Charqueadas	4.4	56,641	(49,303)	7,338	6,572	Holding Company
UTE Alegrete	4.1	8,114	(7,263)	851	861	Holding Company
UTE William Arjona	4.3	174,487	(69,267)	105,220	107,496	Holding Company
Lages Cogeneration unit	4.3	73,467	(8,229)	65,238	62,972	Lages
		2,763,781	(1,396,356)	1,367,425	1,449,361	
General equipment and others	10.0	36,932	(19,440)	17,492	15,731	Consolidated
		6,703,311	(2,605,531)	4,097,780	4,255,437	
Property, plant and equipment under construction						
Hydroelectric generation		22,499	-	22,499	21,191	Holding Company/ ITASA/CEM
Thermoelectric generation		32,214	-	32,214	47,501	Holding Company /Lages
General equipment and others		6,024	-	6,024	5,339	Holding Company
		60,737	-	60,737	74,031	
Total property, plant and equipment		6,764,048	(2,605,531)	4,158,517	4,329,468	
Special obligations		(9,619)	-	(9,619)	(56,689)	Holding Company /Lages
		6,754,429	(2,605,531)	4,148,898	4,272,779	

b) Changes to property, plant and equipment

	Holding Company			Consolidated		
	In operation	Under construction	Total	In operation	Under construction	Total
Balance on 12.31.2004	**3,052,582**	**80,211**	**3,132,793**	**4,412,892**	**96,537**	**4,509,429**
Acquisitions	-	36,803	36,803	-	43,198	43,198
Transfers	26,808	(26,808)	-	39,447	(39,447)	-
Depreciation	(157,745)	-	(157,745)	(195,171)	-	(195,171)
Write-offs	(1,723)	(26,259)	(27,982)	(1,731)	(26,257)	(27,988)
Balance on 12.31.2005	**2,919,922**	**63,947**	**2,983,869**	**4,255,437**	**74,031**	**4,329,468**
Acquisitions	-	64,347	64,347	-	69,040	69,040
Transfers	46,660	(46,660)	-	55,590	(55,590)	-
Depreciation	(159,442)	-	(159,442)	(196,727)	-	(196,727)
Write-offs	(16,101)	(26,744)	(42,845)	(16,520)	(26,744)	(43,264)
	2,791,039	**54,890**	**2,845,929**	**4,097,780**	**60,737**	**4,158,517**
Special obligations	(9,494)	-	(9,494)	(9,619)	-	(9,619)
Balance on 12.31.2006	**2,781,545**	**54,890**	**2,836,435**	**4,088,161**	**60,737**	**4,148,898**

c) Special obligations

Special obligations refer to liabilities linked to the electric energy utility and represent amounts invested in the business ventures under concession, with Federal Government funds and funds from donations not conditioned to any return for the benefit of the donor. The settlement of such obligations will happen at the end of the corresponding concessions, established by the Granting Authority. These obligations are composed as follows:

	Holding Company		Consolidated	
	2006	2005	2006	2005
Donations and subventions meant for investments	867	47,937	992	48,062
Reversal and amortization	2,230	2,230	2,230	2,230
Interest of Federal Government	3,758	3,758	3,758	3,758
Others	2,639	2,639	2,639	2,639
	9,494	**56,564**	**9,619**	**56,689**

In 2006, due to the sale of Jacuí project, the special obligations related to Jacuí were written-off.

d) Concessions and authorizations by the Regulating Authority

The Company and its subsidiaries hold the following concessions and authorizations to exploit electric energy:

	Holder of Concession or Authorization	Installed Capacity (MW)	Date of Concession / Authorization	End Date
I – Concessions				
UHE Salto Santiago	Holding Company	1,420	09.28.1998	09.28.2028
UHE Salto Osório	Holding Company	1,078	09.28.1998	09.28.2028
UHE Passo Fundo	Holding Company	226	09.28.1998	09.28.2028
UHE Itá	Holding Company /ITASA	1,450	12.28.1995	10.16.2030
UHE Machadinho	Holding Company	1,140	07.15.1997	07.15.2032
UHE Cana Brava	CEM	450	08.27.1998	08.27.2033
II–Authorizations				
Jorge Lacerda Complex	Holding Company	857	09.25.1998	09.28.2028
UTE Charqueadas	Holding Company	72	09.25.1998	09.28.2028
UTE Alegrete	Holding Company	66	09.25.1998	09.28.2028
UTE William Arjona	Holding Company	190	06.02.2000	04.28.2029
UTE Lages	Lages Bioenergética	28	10.30.2002	10.30.2032

The concession regarding to UHE Itá is shared with the joint subsidiary Itá Energética S.A. – ITASA (see Note 10-d).

The concession of UHE Machadinho is shared with other concessionaires that compose the Machadinho Consortium, of which the Company is the leader and holds an interest of 16.94%.

e) Jacuí Thermoelectric Power Plant

On March 3, 2006 the Company sold its remaining interest of 33.34% on Jacuí project for R$ 31,362. The associated amounts written-off of assets by the Company are the following:

Gross cost	401,138
Remuneration of Construction work in Progress – RIC	(71,263)
Sub-total	329,875
Reversal of provision	(303,131)
Total	26,744

f) Restricted assets

Pursuant to Articles 63 and 64 of Decree n° 41,019, of February 26, 1957, assets and facilities used in the production, transmission, distribution, including sale of electric energy, are restricted to such services, and may not be removed, disposed of, assigned or given as mortgage guarantee without the previous and express consent of the Regulating Authority, Resolution 20/99 of ANEEL regulates the removal of restriction on assets of Electric Power Public Service concessions, granting previous authorization for the removal of restrictions on assets unserviceable to the concession, when meant for disposal, and further sets forth that the proceed of disposals be deposited in a linked bank account and that such funds be invested in the concession.

g) Assets of the Federal Government used by the Company

The Company exercises possession and operates the Alegrete Thermoelectric Power Plant, composed of two generation units with a total capacity of 66 MW and a residential village with 15 houses, located in the Municipality of Alegrete, RS, owned by the Federal Government and granted under special use.

12 - INTANGIBLE ASSETS

	Consolidated					
	2006				2005	
	Average depreciation rates	Adjusted cost	Accumulated depreciation/ amortization	Net amount	Net amount	Company
Right to exploit UHE Cana Brava	3.2	88,664	(12,642)	76,022	78,868	CEM
Software	20.0	8,394	(7,106)	1,288	1,821	Consolidated
		97,058	(19,748)	77,310	80,689	

13 - UNITS 4 AND 5 OF UTE WILLIAM ARJONA

Generation units 4 and 5 of the thermoelectric plant of William Arjona, with a total power of 70 MW, use natural gas to generate electric energy and have been implemented with the specific purpose of meeting the needs of Brazilian Trader of Emergency Energy – CBEE, governed by the Electric Energy Supply Agreement executed on October 1, 2002, effective until December 31, 2004.

The Company's management was studying the possibility of ceasing the operation of such generation units at the end of the agreement with CBEE. In line with this possibility, the Company amortized the economic value of such assets in the period they were used, reaching a residual value compatible with the estimated disposal value.

On October 26, 2004 the Management of the Company communicated to the Advisory Department of the Ministry of Mines and Energy that, after the end of the agreement with CBEE, the generation units under reference will be maintained and will remain available for centralized operation, according to the standards and procedures of the National Electric System Operator – ONS, as from January 1, 2005, on the same conditions as units 1, 2 and 3.

Therefore, the depreciation process of the mentioned units was not interrupted. In parallel to depreciation, the Company is reversing the accelerated amortization recognized along the agreement term with CBEE.

As of December 31, 2006 the residual value of generation units 4 and 5 was R$ 33,134.

14 – SUPPLIERS

	Holding Company		Consolidated	
	2006	2005	2006	2005
Electric energy purchased from third parties	77,257	41,941	70,244	13,129
Transactions within CCEE	75,921	896	75,922	946
Charges for the use of the power grid	44,379	33,254	48,880	37,122
Fossil fuels / biomass	6,252	19,187	6,334	19,367
Material and services	32,115	17,661	37,939	23,782
	235,924	112,939	239,319	94,346

15 – LOANS AND FINANCING

The main information on loans and financing in domestic and foreign currencies are as follows:

a) Composition

	Holding Company					
	2006			2005		
	Principal amount and charges			Principal amount and charges		
	Current	Non-current	Total	Current	Non-current	Total
Foreign Currencies						
National Treasury Office	24,799	223,460	248,259	83,419	263,997	347,416
BNP Paribas *(Floating Rate Note)*	112,810	-	112,810	-	110,762	110,762
Deutsche Bank	4,107	8,215	12,322	4,497	13,491	17,988
ABN AMRO Bank	6,029	3,015	9,044	6,601	9,901	16,502
Charges	5,966	-	5,966	6,054	-	6,054
	153,711	234,690	388,401	100,571	398,151	498,722
Domestic Currency						
ELETROBRÁS	87,437	93,402	180,839	79,149	174,443	253,592
BNDES	9,769	1,987	11,756	8,488	11,707	20,195
Banco do Brasil	3,529	14,118	17,647	3,530	17,648	21,178
Charges	1,706	-	1,706	2,397	-	2,397
	102,441	109,507	211,948	93,564	203,798	297,362
	256,152	344,197	600,349	194,135	601,949	796,084

	Consolidated					
	2006			2005		
	Principal amount and charges			Principal amount and charges		
	Current	Non-current	Total	Current	Non-current	Total
Foreign Currencies						
National Treasury Office	24,799	223,460	248,259	83,419	263,997	347,416
BNP Paribas (Floating Rate Note)	112,810	-	112,810	-	110,762	110,762
Deutsche Bank	4,107	8,215	12,322	4,497	13,491	17,988
ABN AMRO Bank	6,029	3,015	9,044	6,601	9,901	16,502
Charges	5,966	-	5,966	6,054	-	6,054
	153,711	**234,690**	**388,401**	**100,571**	**398,151**	**498,722**
Domestic Currency						
ELETROBRÁS	87,437	93,402	180,839	79,149	174,443	253,592
BNDES	36,674	150,498	187,172	34,920	184,040	218,960
Financing agents - BNDES	14,935	85,879	100,814	14,673	99,043	113,716
Banco do Brasil	3,529	14,118	17,647	3,530	17,648	21,178
BRDE	6,785	31,664	38,449	6,627	37,813	44,440
Charges	3,008	-	3,008	3,873	-	3,873
	152,368	**375,561**	**527,929**	**142,772**	**512,987**	**655,759**
	306,079	**610,251**	**916,330**	**243,343**	**911,138**	**1,154,481**

b) Changes to loans and financing

	Holding Company			Consolidated		
	Current	Non-current	Total	Current	Non-current	Total
Balance on 12.31.2004	**196,195**	**886,901**	**1,083,096**	**277,712**	**1,539,409**	**1,817,121**
Transfers	182,815	(182,815)	-	516,381	(516,381)	-
Charges generated	84,564	-	84,564	130,848	5,031	135,879
Monetary and currency exchange variations	(21,583)	(91,753)	(113,336)	(23,390)	(106,537)	(129,927)
Interest on escrow	-	(10,384)	(10,384)	-	(10,384)	(10,384)
Amortization	(247,856)	-	(247,856)	(658,208)	-	(658,208)
Balance on 12.31.2005	**194,135**	**601,949**	**796,084**	**243,343**	**911,138**	**1,154,481**
Transfers	243,997	(243,997)	-	292,859	(292,859)	-
Charges generated	68,583	-	68,583	100,758	2,238	102,996
Monetary and currency exchange variations	(4,133)	(21,005)	(25,138)	(4,133)	(17,516)	(21,649)
Interest on escrow	-	7,250	7,250	-	7,250	7,250
Amortization	(246,430)	-	(246,430)	(326,748)	-	(326,748)
Balance on 12.31.2006	**256,152**	**344,197**	**600,349**	**306,079**	**610,251**	**916,330**

c) **Composition by type of foreign currency and domestic indexes:**

	Holding Company					
	2006			2005		
	Currency thousand	Reais	%	Currency thousand	Reais	%
Foreign Currency						
US dollar – USD	128,392	274,502	45.73	142,985	334,686	42.04
Euro – EUR	40,386	113,899	18.97	50,446	139,687	17.55
Pound Sterling – GBP	-	-	-	6,054	24,349	3.06
		388,401	64.70		498,722	62.65
Domestic Currency						
IVRRJR (based on UFIR)		182,286	30.36		255,622	32.11
Not indexed		29,662	4.94		41,740	5.24
		211,948	35.30		297,362	37.35
		600,349	100.00		796,084	100.00

	Consolidated					
	2006			2005		
	Currency thousand	Reais	%	Currency thousand	Reais	%
Foreign Currency						
US dollar – USD	128,392	274,502	29.96	142,985	334,686	28.99
Euro – EUR	40,386	113,899	12.43	50,446	139,687	12.10
Pound Sterling – GBP	-	-	-	6,054	24,349	2.11
		388,401	42.39		498,722	43.20
Domestic Currency						
IVRRJR (based on UFIR)		182,286	19.89		255,622	22.14
URTJLP		315,981	34.48		358,397	31.04
Not indexed		29,662	3.24		41,740	3.62
		527,929	57.61		655,759	56.80
		916,330	100.00		1,154,481	100.00

d) **Variation of foreign currencies and indexes:**

	%	
Currency – index	**2006**	**2005**
US dollar – USD	(8.66)	(11.82)
Pound Sterling – GBP	4.06	(21.53)
Euro – EUR	1.85	(23.50)
TJLP	7.87	9.75

e) **Maturity of long-term loans, financing and charges:**

	Holding Company			Consolidated		
	In foreign currency	In domestic currency	Total	In foreign currency	In domestic currency	Total
2008	31,921	30,360	62,281	31,921	78,990	110,911
2009	26,222	30,974	57,196	26,222	79,604	105,826
2010	19,430	33,848	53,278	19,430	82,478	101,908
2011	19,430	14,325	33,755	19,430	62,955	82,385
2012	14,379	-	14,379	14,379	46,368	60,747
From 2013 to 2024	123,308	-	123,308	123,308	25,166	148,474
	234,690	109,507	344,197	234,690	375,561	610,251

f) Loans and financing are subject to interest and charges at fixed and floating rates, distributed as follows:

Holding Company

Domestic market

Fixed rates from 9.29% to 12.00% p.a. (In 2005 – 9.29% to 12.00% p.a.)
Floating rates: 6.85% p.a. to 17.94% p.a. (In 2005 – 9.75% to 19.65% p.a.)

International market

Fixed rates from 6.00% to 8.49% p.a. (In 2005 – 6.00% to 8.49% p.a.)
Floating rates from 4.64% to 10.85% p.a. (In 2005 – 2.67% to 9.30% p.a.)

Consolidated

Domestic market
Fixed rates from 9.29% to 12.00% p.a. (In 2005, from 9.29% to 12.00% p.a.)
Floating rates from 6.85% to 17.94% p.a. (In 2005 – 9.75% to 19.65% p.a.)

International market
Fixed rates from 6.00% to 8.49% p.a. (In 2005 – 6.00% to 8.49% p.a.)
Floating rates from 4.64% to 10.85% p.a. (In 2005 - 2.67% to 9.30% p.a.)

g) Guarantees

g.1) Tractebel Energia S.A.

Loans and financing in foreign exchange

General office of National Treasury - STN: (a) Cession and transfer to the Union of the receivables, until the required limit to cover the payment of the installments and other payable charges at each expiration date; (b) pledge deposit amounting R$ 70,681, on December 31, 2006, presented as an adjustment to the corresponding financing.

ABN AMRO BANK: Promissory note, with expiration on demand, corresponding to the amount of the financing.

There are no guarantees granted for the other loans and financing in foreign currency.

Loans and financings in local currency

ELETROBRÁS: (a) Powers granted to the creditor, in case of default, to transfer to its own name, the necessary amounts for the payment of the debt, from the bank account of the Company used to collect receivables; (b) promissory notes in the amount of the financing, being linked to the contractual terms.

BNDES: Cession and transfer to the Bank of the amount equivalent to 1.33% of the monthly revenue of the Company, to be done through deposits in the collected account and linked account.

Banco do Brasil: (a) Cession and credit transfer amounting R$ 8,726, annually, represented by sales of electric energy or other resources with the same purpose; (b) promissory note in the value corresponding to the financing.

g.2) Itá Energética S.A. - ITASA

BNDES and Financial Agents: (a) Pledge of Concession Emerging Rights to exploit UHE Itá; (b) Pledge of Credit Rights resulting from the Agreements of Purchase and sale of electric energy entered into with its investors; (c) reserve account amounting the equivalent to three months of the due debt of BNDES (substituted by bank guarantee) and three months of the UHE Itá's contractual expenses of operation and maintenance. Besides these guarantees, the partners escrowed the totality of the shares of ITASA to BNDES and Financial Agents.

g.3) Companhia Energética Meridional - CEM

BNDES: Financing Contract for Credit facility and Subscription Contract and Payment of Debentures: (a) Cession of all income and other amounts received in respect of the generation and commercialization of energy from the UHE Cana Brava; (b) Cession of the right to receiving all and any values that come to be demandable and payable to the grantor, under the terms of the Concession, including, all the compensations from the extinction of the Concession; (c) obligation to maintain a Reserve Account with a deposited amount equivalent to six months of the due amounts.

g.4) Lages Bioenergética Ltda.

BRDE: (a) Cession of the Creditors rights to the Purchase and sale contract relating to electric energy transactions with CELESC, with Tractebel's guarantee; (b) cession of the Compensation Rights arising from the Sale and Purchase Contracts of steam and Biomass celebrated with the companies Sofia Industrial e Exportadora Ltda. and Battistella Ind. e Com. Ltda.; (c) cession of Emerging Rights of the Authorization granted by ANEEL to establish as an Independent Producer of electric energy; (d) obligation to maintain a reserve account with a deposited amount equivalent to, on the average, four months of the amounts due.

16 – DEBÊNTURES

a) Composition

	2006					2005
	Current					
	Charges	Principal	Total	Non-current	Total	Total
Tractebel Energia S.A.						
1st Series	8,843	4,939	13,782	140,000	153,782	146,892
2nd Series	1,222	-	1,222	60,000	61,222	61,742
Total Holding Company	**10,065**	**4,939**	**15,004**	**200,000**	**215,004**	**208,634**
CEM (Single Series)	**2,026**	**9,789**	**11,815**	**74,204**	**86,019**	**93,437**
ITASA (1st and 2nd Series)	**2,825**	**8,190**	**11,015**	**49,140**	**60,155**	**67,215**
Total Consolidated	**14,916**	**22,918**	**37,834**	**323,344**	**361,178**	**369,286**

b) Change to Debentures

	Holding Company			Consolidated		
	Current	Non-current	Total	Current	Non-current	Total
Balance on 12.31.2004	-	-	-	**23,360**	**153,620**	**176,980**
Incoming funds	-	200,000	200,000	-	200,000	200,000
Transfers	-	-	-	16,807	(16,807)	-
Charges generated	17,073	-	17,073	33,701	3,035	36,736
Monetary variations	-	(1,652)	(1,652)	1,010	(1,652)	(642)
Amortizations	(6,787)	-	(6,787)	(43,788)	-	(43,788)
Balance on 12.31.2005	**10,286**	**198,348**	**208,634**	**31,090**	**338,196**	**369,286**
Transfers	4,938	(4,938)	-	22,868	(22,868)	-
Charges generated	20,928	-	20,928	35,990	1,426	37,416
Monetary variations	-	6,590	6,590	2,359	6,590	8,949
Amortizations	(21,148)	-	(21,148)	(54,473)	-	(54,473)
Balance on 12.31.2006	**15,004**	**200,000**	**215,004**	**37,834**	**323,344**	**361,178**

c) Contract Conditions

	Debenture quantity	Remuneration	Payment Conditions		Guarantee
			Interests/monetary restatements	Principal	
Tractebel					
1st Series	14,000	IGPM + 9.29% per year	Annually on 05.02	Lump sum on 05.02.11	No guarantee
2nd Series	6,000	103.9% of CDI	Half-early on 05.02 and 11.02	Lump sum on 05.02.10	No guarantee
CEM					
(Single Series)	7,773	TJLP + 4% per year (*)	Half-yearly on 04.01 and 10.01, until 04.01.2013	Half-yearly, varying from 4.2752% on 04.01.07, and 7.5737% on 04.01.13	Receivables arising from the generation and commercialization of electric energy.
ITASA					
1st Series e 2nd Series	8,400	IGPM + 9.4% per year	Annually on 12.01 (1st series) and 06.01 (2nd series)	7 equal installments, on 12.01 (1st series) and 06.01 (2nd series) of each year, until 12.01.13 (1st series), and 06.01.13 (2nd series)	Pledge of the Creditors Rights of the electric energy sale contracts with the shareholders.

(*) The amount corresponding to the portion of TJLP that exceeds 6% per year will be capitalized, incorporating such amount in the face value of the debentures.

d) Variation of the indexes

	%	
Currency – index	**2006**	**2005**
TJLP	7.87	9.75
IGP-M	3.83	1.21
CDI	15.03	19.00

e) Maturities of long-term debentures:

	Holding Company	Consolidated
2008	-	18,958
2009	-	20,035
2010	60,000	81,219
2011	140,000	162,522
2012	-	22,522
2013	-	18,088
	200,000	323,344

17 - ESTIMATED OBLIGATIONS

	Holding Company			
	2006			2005
	Current	Long-term	Total	Total
Provision for labor related payables	10,515	-	10,515	9,772
Provision for extensive maintenance	-	-	-	46,193
Provision for profit-sharing and management bonus	16,858	-	16,858	15,000
Others	1,169	653	1,822	662
	28,542	653	29,195	71,627

Provision for labor related payables refers to estimated vacation pay, vacation bonus and corresponding social charges.

As from 2006, the Company changed the criteria of recognition of the provision for expenses related to extensive maintenance of the generating park, based on the Technical Interpretation n° 01/2006, of the Institute of the Independent Auditors of Brazil - IBRACON, and adjusted the balance of 12.31.2005, also adjusting retained earnings. (See Note 22-d)

Consolidated

The consolidated balance sheet includes, as of 2006, the amount of R$ 108, referring to labor provisions recognized in the financial statements of ITASA and, as of 2005, the amount of R$ 485 concerning a provision for scheduled maintenance of the Hydroelectric Power Plant Cana Brava and Lages Bionergética.

18 - PROVISION FOR CONTIGENCIES

There are tax and civil notices against the Company that are being contested administratively, as well as lawsuits at various court levels, which in the opinion of legal advisors imply probable risks. All such lawsuits are provisioned at amounts deemed sufficient to cover contingencies, as shown below:

a) Composition

	Holding Company			
	2006			2005
	Provision	Judicial Deposits	Provision, net	Provision, net
Labor Contingencies				
Employment relationship and rehiring	17,876	16,351	1,525	4,840
Risk premium	700	590	110	593
Overtime	787	565	222	166
Salary parity and job classification	819	190	629	579
Overtime while in commuter transportation	831	797	34	590
Others	2,977	2,568	409	700
	23,990	**21,061**	**2,929**	**7,468**
Civil Lawsuit Contingencies				
Suppliers	15,970	-	15,970	63,097
Occupational illness and accidents	20,662	-	20,662	20,317
Affected by UHE Itá	875	-	875	1,679
Actual damages and loss of profits	755	-	755	100
Others	775	-	775	752
	39,037	**-**	**39,037**	**85,945**
Tax Contingencies				
Social Contribution	12,077	3,119	8,958	13,446
INSS (Social security)	23,620	10,503	13,117	11,861
	35,697	**13,622**	**22,075**	**25,307**
	98,724	**34,683**	**64,041**	**118,720**

Classification of provision for contingencies in the balance sheet

	2006	2005
Current	11,000	41,595
Long-term	53,041	77,125
	64,041	**118,720**

	Consolidated			
	2006			2005
	Provision	Judicial Deposits	Provision, net	Provision, net
Labor Contingencies				
Employment relationship and rehiring	17,876	16,351	1,525	4,840
Risk premium	700	590	110	593
Overtime	787	565	222	166
Salary parity and job classification	819	190	629	579
Overtime while in commuter transportation	831	797	34	590
Others	2,977	2,568	409	700
	23,990	**21,061**	**2,929**	**7,468**
Civil Lawsuit Contingencies				
Suppliers	15,970	-	15,970	64,334
Occupational illness and accidents	20,662	-	20,662	20,317
Affected by UHE Itá	2,489	-	2,489	3,028
Actual damages and loss of profits	755	-	755	100
Others	2,615	-	2,615	1,674
	42,491	**-**	**42,491**	**89,453**
Tax Contingencies				
Social Contribution	12,077	3,119	8,958	13,446
INSS (Social security)	23,620	10,503	13,117	11,861
	35,697	**13,622**	**22,075**	**25,307**
	102,178	**34,683**	**67,495**	**122,228**
Classification of provision for contingencies in the balance sheet				
Current			11,206	42,326
Long-term			56,289	79,902
			67,495	**122,228**

The summary of the tax contingencies whose risk was evaluated as probable is as follows:

Social contribution - Refers to the tax assessment originated by the compensation, in the calculation of the Social Contribution on the net profit - CSLL for the periods 1996 and 1997, of CSLL negative basis constituted before 1992.

Social security (INSS) - Corresponds to current notifications of differences in the payments of Working Additional Accident Insurance on the contributions for special retirement and social contribution on indemnifications.

b) Changes

	Holding Company			
	Labor	Civil	Tax	Gross Provision
Balance on 12.31.2005	**22,037**	**86,487**	**35,677**	**144,201**
Additions	2,645	1,661	-	4,306
Indexation adjustments	2,462	4,623	5,025	12,110
Payments	(2,638)	(10)	-	(2,648)
Write-backs	(516)	(27,129)	(5,005)	(32,650)
Transfers to suppliers	-	(26,595)	-	(26,595)
Balance on 12.31.2006	**23,990**	**39,037**	**35,697**	**98,724**

	Consolidated			
	Labor	Civil	Tax	Gross Provision
Balance on 12.31.2005	**22,037**	**89,995**	**35,677**	**147,709**
Additions	2,645	2,486	-	5,131
Indexation adjustments	2,462	4,877	5,025	12,364
Payments	(2,638)	(276)	-	(2,914)
Write-backs	(516)	(27,996)	(5,005)	(33,517)
Transfers to suppliers	-	(26,595)	-	(26,595)
Balance on 12.31.2006	**23,990**	**42,491**	**35,697**	**102,178**

c) Contingencies of possible or remote risks

The Company is a party in other lawsuits that in the evaluation of the legal advisors, based on the experience of similar cases, do not pose probable risk and, therefore, have not been recognized in the financial statements. The amounts involved are detailed below:

	Holding Company					
	2006					2005
	Possible risk	Remote risk	Gross Total	Judicial Deposits	Net Total	Net Total
Labor contingencies	10,186	10,928	21,114	4,087	17,027	14,069
Civil contingencies	9,624	3,580	13,204	-	13,204	27,755
Tax-related	115,542	15,067	130,609	107,117	23,492	2,640
	135,352	**29,575**	**164,927**	**111,204**	**53,723**	**44,464**

	Consolidated					
	2006					2005
	Possible risk	Remote risk	Gross Total	Judicial Deposits	Net Total	Net Total
Labor contingencies	10,186	10,928	21,114	4,087	17,027	14,069
Civil contingencies	34,162	13,364	47,526	-	47,526	57,383
Tax-related	135,669	15,067	150,736	127,244	23,492	3,717
	180,017	**39,359**	**219,376**	**131,331**	**88,045**	**75,169**

The Company has term deposits linked to provisions of possible and remote risks that, in their majority, are made to guarantee the continuation of the process. These values are presented in non-current assets.

In July 2005, the Company filed an Injunction against the Internal Revenue Service in Florianópolis, since management understands that Regulatory Instruction SRF 468/2004 exceeded the limits of the Legislative Power by giving a new concept to the term "pre-determined price", provided in article 10 of Law 10,833/03. The Company understands that the acceptance of the said term is already a common practice in the Brazilian Tax System and has been in use since the enactment of Executive Law 1,598/1977, which implies that the indicated Regulatory Instruction is illegal.

As a consequence, the Company is paying PIS and COFINS on revenue from agreements entered into before October 31, 2003 for periods longer than one year and at a pre-established price, based on the cumulative taxation system provided in the previous law, depositing the amounts the Company understands not to be due in an account linked to the court where the suit is in progress.

In the opinion of the Company's legal advisors, the possibility of loss arising from such lawsuit is lower than the chances of a favorable outcome, and, as such, the Company has not set up a provision for the unpaid amount as from June 2005. The total amount of the contingencies, on 12.31.2006, presented as possible is R$ 112,479 (R$ 32,207 on 12.31.2005).

d) Contingencies receivable

In agreement with the orientation contained in ANEEL ruling, the registration of the consumption of acquired fossil fuel with resources of CCC/CDE that, until November of 2005, had been recorded in operational income, in the account "Fuel Subsidy CCC/CDE", is currently accounted for in the account which includes the cost of electric power production, in the account "Fuel for electric power production".

The Company understands that, due to the alteration of the referred accounting practice, PIS/COFINS collected regarding the accounting procedure previously adopted should be recovered. Therefore, it is analyzing the most appropriate form to obtain this recovery. The amount of the updated receivable contingency as of 12.31.2006 is R$ 66,000.

19 – CONCESSIONS PAYABLE

The subsidiary Companhia Energética Meridional – CEM will pay to the Federal Government the amounts shown below for the concession for exploitation of the hydraulic energy potential of the hydroelectric utilization of Cana Brava, in monthly installments equivalent to 1/12 of the corresponding amounts of annual payment, adjusted based on the annual variation of the General Price Index – Market – IGP-M. The historical and updated values, as of 12.31.2006, are as follows:

	Historic		Updated	
Year	**Annual**	**Total**	**Annual**	**Total**
From 01.01.2007 to 07.30.2023	680	12,920	1,559	25,849
From 08.30.2023 to 07.30.2033	61,280	612,800	140,470	1,404,701
		625,720		**1,430,550**

In order to adequately reflect the granting of remunerated concession and corresponding obligation to the Federal Government, CEM recorded the value in intangible assets against current and long-term liabilities.

Taking into consideration that values under the agreement are determined at future prices, CEM adjusted them to present value based on a discount rate of 10% p.a., as provided in the Invitation to Bid for the concession under reference. Until the commercial start-up of the Cana Brava plant, the adjustment of liabilities based on the discount rate and variation of IGP-M price index was capitalized in intangible assets and, thereafter, recognized directly in results.

a) Changes

	Consolidated		
	Current	**Non-current**	**Total**
Balance on 12.31.2004	**1,472**	**160,417**	**161,889**
Transfers	1,536	(1,536)	-
Charges generated	-	15,960	15,960
Monetary variations	-	3,289	3,289
Amortizations	(1,478)	-	(1,478)
Balance on 12.31.2005	**1,530**	**178,130**	**179,660**
Transfers	1,564	(1,564)	-
Charges generated	-	18,039	18,039
Monetary variations	-	6,941	6,941
Amortizations	(1,535)	-	(1,535)
Balance on 12.31.2006	**1,559**	**201,546**	**203,105**

b) Schedule of maturities for the long-term payable concession amounts:

2008	1,559
2009	1,559
2010	1,559
2011	1,559
2012	1,559
From 2013 to 2033	193,751
	201,546

20 – POST-EMPLOYMENT BENEFITS

Post-employment benefits maintained by the Company are as follows:

a) Pension Plan

The Company, through PREVIG – Sociedade de Previdência Complementar, provides Complementary Pension Plans for its employees. PREVIG is a non-profit closed supplementary pension entity governed by private law, sponsored by the Company, in the condition of its Founder, and by companies of Suez Group.

The benefit plans managed by PREVIG are Defined Benefit and Defined Contribution. The Defined Benefit Plan is closed to new members.

a.1) Defined Benefit Plan

The Defined Benefit plan, with a financial regime of capitalization for retirement and pension benefits and pension and simple sharing for benefits, as specified below:

- Retirement for length of service;
- Retirement for disability;
- Retirement for age;
- Special retirement and retirement of ex-former combatants;
- Pension;
- Inmate pension; and
- Funeral expense payment.

The initial retirement benefit is basically the difference between the arithmetic mean of the employee's last 36 actual salaries of contribution to the Plan, adjusted on a monthly basis by the same indexes adopted by the Social Security, and the hypothetical amount of the Social Security retirement benefit, determined by using rules in force before Law 9,876 of 11.26.1999 became effective. After being granted, the benefit complement is adjusted annually based on the IBGE INPC variation.

The financing of the Benefit Plan is covered by contributions of participants and of the sponsor. The Company's contribution corresponds to twice the contribution of its employees.

Before the organization of PREVIG, the Defined Benefit Plan was managed by Fundação Eletrosul de Previdência e Assistência Social – ELOS, sponsored by Tractebel and another company, without joint and several liabilities (responsibility) between the sponsors. In October 2002, Secretaria de Previdência Complementar (Supplementary Benefit Secretariat - SPC) approved the termination of the Agreement with ELOS and the complete transfer of the management of the benefits to PREVIG. Despite the termination of the Agreement, the Benefit Plan, composed of participants who started receiving benefits before December 23, 1997, the date of split of ELETROSUL, as well as of participants who opted for Deferred Proportional Benefit until that date, continues under the responsibility of Tractebel.

While this situation lasts, the Company is responsible for funding 57% of the value of administrative expenses of ELOS (the remaining 43% is funded by the Benefit Plan of the other sponsor of that foundation). Expenses are limited to 15% of the total corresponding pension income of ELOS and the value borne by the Company in 2006 amounted to R$ 1,402 (R$ 1,777 in 2005).

The parties continue to seek alternatives to that approved by SPC in order to regularize the current situation.

The Company is responsible, also, to 100% of the amount of the administrative expenses of PREVIG, limited in 15% of the total amount of the respective income. The value corresponding to these expenses in 2006 amounted to R$ 2,121 (R$ 2,110 in 2005).

The actuarial assumptions used in the assessment of these benefits are described below:

Economic Hypotheses (nominal)

	2006	2005
Discount rate (p.a.)	10.75%	11.25%
Expected rate of return on assets (p.a.)	11.00%	11.50%
Future salary growth		
- Active participant (p.a.)	7.00%	7.50%
- Self-sponsored participant (p.a.)	5.00%	5.50%
Growth in social security benefits (p.a.)	5.00%	5.50%
Growth in benefits of the Plan sponsored by the Company (p.a.)	5.00%	5.50%
Inflation	5.00%	5.50%
Capacity factor		
- Salaries	100%	100%
- Benefits	100%	100%

Demographic Hypotheses

	2006	2005
Mortality Table (assets)	AT 2000 (per sex)	GAM 1983, age adjustment of -1
Disabled Mortality Table	RP 2000 (per sex)	IAPB 57
Probability of Disability	Watson Wyatt 1985 Disability Class 1 (per sex)	TASA27
Turnover Table	T-1 *Service Table*	T-1 *Experience*
Age of Retirement	First date when all grace periods are complete	First date when all grace periods are complete
% of active participants married on the date of retirement	90	90
Age difference between the participant and spouse	Wives are 4 years younger than their husbands	Wives are 4 years younger than their husbands

Other Hypotheses

	2006	2005
Participants entitled to conversion of special retirement into retirement based on length of service (SB-40), who will opt for the conversion	100%	100%
Conversion factor of SB-40	140%	140%

The reconciliation of liabilities resulting from post-employment benefits recognized in the Company's financial statements, are as follows:

	2006			2005		
	Retirement Plan	Confidentiality Bonus	Total	Retirement Plan	Confidentiality Bonus	Total
Present value of actuarial obligations totally or partially secured	1,179,927	-	1,179,927	1,145,672	-	1,145,672
Fair value of assets	(736,567)	-	(736,567)	(689,903)	-	(689,903)
Present value of actuarial obligations totally unsecured	-	1,628	1,628	-	1,359	1,359
Subtotal	443,360	1,628	444,988	455,769	1,359	457,128
Net value of actuarial losses not recognized in the balance sheet	(130,187)	(707)	(130,894)	(170,048)	(305)	(170,353)
Liabilities recognized in the balance sheet	**313,173**	**921**	**314,094**	**285,721**	**1,054**	**286,775**

The value of actuarial losses exceeding 10% of the present value of actuarial obligations will be annually amortized as per the straight-line method, over approximately 8.25 years, which corresponds to the average time of future contributions estimated for the employees who take part in the plan.

Part of the actuarial liabilities recognized in the balance sheet, resulting from post-employment benefits, is covered by obligations contracted / recognized through a debt confession instrument and an agreement entered into by the Company. The composition of liabilities recognized in the financial statements is the following:

	2006			2005
	Current	Non-current	Total	Total
Agreed to/recognized obligations				
Agreement of acknowledgement of past debts	14,155	130,790	144,945	90,043
Coverage of costs relating to conversion of special retirement into retirement by length of service (SB-40) and extraordinary contributions.	5,495	4,214	9,709	24,999
Actuarial liabilities not subject to contract	719	158,721	159,440	171,733
Total actuarial liabilities	**20,369**	**293,725**	**314,094**	**286,775**

The composition of the acknowledgment of debt contracts of past debts are as follows:

	Year	Amortization	Charges	2006	2005
ELOS					
Additional contributions	1993	monthly, to 12.2014	INPC + 6% p.a.	74,389	79,371
Installment of debts	1993	monthly, to 11.2011	INPC + 6% p.a.	9,609	8,700
Administrative expenses	2001	monthly, to 03.2006	INPC + 10% p.a.	-	1,972
Past supplementary contributions	2006	monthly, to 04.2011	INPC + 6% p.a.	11,338	-
Cover for mathematical reserves	2006	monthly, to 12.2023	INPC + 6% p.a.	22,226	-
				117,562	**90,043**
PREVIG					
Cover for mathematical reserves – Defined Benefit Plan migration					
Granted benefits	2006	monthly, to 04.2022	INPC + 6% p.a.	14,669	-
Benefits to grant	2006	monthly, to 04.2014	INPC + 6% p.a.	4,651	-
Cover for mathematical reserves	2006	monthly, to 12.2023	INPC + 6% p.a.	7,318	-
Past supplementary contributions	2006	monthly, to 04.2011	INPC + 6% p.a.	745	-
				27,383	**-**
				144,945	**90,043**

Entries made to actuarial liabilities are summarized below:

	Retirement Plan	Confidentiality Bonus	Total
Liability on 12.31.2004	**249,168**	**959**	**250,127**
Expenses of 2005	75,128	188	75,316
Actual contributions by the Company in 2005	(38,575)	-	(38,575)
Benefits paid by the Company in 2005	-	(93)	(93)
Liability on 12.31.2005	**285,721**	**1,054**	**286,775**
Expenses of 2006	58,158	199	58,357
Actual contributions by the Company in 2006	(30,706)	-	(30,706)
Benefits paid by the Company in 2006	-	(332)	(332)
Liability on 12.31.2006	**313,173**	**921**	**314,094**

The amounts to be recognized in the 2007 results as Defined Benefits Plan and Confidentiality Bonus are the following:

	Retirement Plan	Confidentiality Bonus	Total
Cost of current service	338	65	403
Cost of interest	122,470	149	122,619
Earnings expected from the plan's assets	(78,413)	-	(78,413)
Amortization of actuarial losses	1,284	48	1,332
Contribution of employees	(234)	-	(234)
Total	**45,445**	**262**	**45,707**

a.2) Defined Contribution Plan

Besides the above-mentioned benefit plan, PREVIG started managing another plan, a Defined Contribution plan, closing the initial plan to new participants on October 5, 2004, the date when the new plan was approved and communicated to the Secretaria de Previdência Complementar - SPC.

In the Defined Contribution plan, of which 94% of the Company's employees take part (887 participants), the funding of the plan is composed of basic contributions by the participants and by the sponsor. The basic contribution of the Company corresponds to the same value of the basic contribution of its employees. The value of the Company's contribution in 2006 was R$ 3,149 (R$ 2,236 in 2005).

In addition, as an incentive to migrate to the plan, the Company undertook a special contribution corresponding to R$ 4,108 in 2006 (R$ 1,760 in 2005), paid to the participants with at least 10 (ten) years of participation in the previous plan, calculated with the objective of increasing the mathematic accruals for the participant, with the purpose of neutralizing a possible impact on the participant for opting for the migration.

The Company is responsible for funding 100% of the administrative expenses of the Defined Contribution Plan until December 31, 2006. After that, they will be apportioned among the participants of the plan. The value of these expenses in 2006 was R$ 340 (R$ 241 in 2005).

b) Confidentiality Bonus

Refers to the payment of a bonus to employees of management level when their work relationship is terminated.

21 - DEFERRED TAX

Recorded under this classification are income tax and social contribution tax, in the Holding Company and in the Consolidated, in the amount of R$ 36,535 in long-term liabilities (R$ 36,532 in 2005), calculated based on the provision for sale of electric energy within MAE, in the amount of R$ 107,456, corresponding to the period from September 2000 to September 2002. Considering that the amount of revenue is being challenged in court by agents who disagree with the interpretation adopted by MAE in the application of certain accounting rules, as provided under ANEEL Rule, if the petitioner agents win, both the revenue and the corresponding asset will no longer exist, and therefore it is being treated as a provision and deemed a timing difference for tax purposes.

22 - SHAREHOLDERS' EQUITY

a) Authorized share capital

The Company is authorized to increase its capital up to the limit of R$ 5,000,000, regardless of an amendment to its by-laws. In accordance with the New Market's regulations for trade of shares, the Company cannot issue preferred shares nor have beneficiary parties. The Company does not have treasury shares.

b) Subscribed and paid-up capital

The Company is a publicly traded company, incorporated in accordance with the Brazilian laws and listed in the New Market of the São Paulo Stock Exchange – BOVESPA.

As of December 31, 2006, the Company's capital amounted to R$ 2,445,766, totally subscribed and paid-up, represented by 652,742,192 common shares, all nominative and without face value. The equity value per share as of December 31, 2006 was R$ 4.24 (R$ 4.11 per thousand shares as of 12.31.2005).

The Company's ownership structure is as follows:

	% of Capital	
Shareholders	**2006**	**2005**
Suez Energy South America Participações	68.71	68.73
Banco Clássico S.A.	10.00	10.00
BNDES Participações S.A. – BNDESPAR	2.80	2.80
Federal Union	1.90	1.90
Others	16.59	16.57
	100.00	100.00

c) Composition of reserves

	2006	2005
Capital reserve		
Compensation of assets and rights created with equity capital	91,695	91,695
Profit Reserves		
Statutory reserve	197,214	148,257
Retained earnings reserve	29,896	243
	227,110	148,500

The Management of the Company, based on the capital budget to be submitted to the Ordinary Stockholders' General Meeting, propose the constitution of profits reserves amounting to R$ 29,653, without prejudicing the distribution of dividends.

d) Retained earnings – Prior periods adjustments

The Company, starting from 01.01.2006, modified the accounting practice of recording for major maintenance of the generating park, in accordance with the Technical Interpretation of the Brazilian Institute of Accountants - IBRACON, which seeks to the convergence with the International Accounting Standards.

The accounting practice that had been adopted by the Company and which was the standard in Brazil, up to 12.31.2005, was the constitution of a provision for expenses for major maintenance on the property, plant and equipment, on a monthly basis, to reflect the total of the expenses and the expenses that would be incurred in the planned maintenance period.

In accordance with the new accounting criteria, the main components of the property, plant and equipment that need replacement at regular intervals should be treated as individual assets, separate from the related items, and depreciated based on the useful lives of these separate assets. The expenditures incurred in the replacement or renewal of the components are recorded in property as acquisition of separate assets and the substituted assets are written-off from property, plant and equipment.

The effects of the change in accounting practice, in the amount of R$ 29,653, net of income tax and social contribution, were recognized directly in "retained earnings". The effects arising from the adjustment in each account of the Balance Sheet as of 12.31.2005 and in the Income Statement of the period then ended are as follows:

	Consolidated		
	Published	**Adjustments**	**Adjusted**
Assets			
Current Assets			
Deferred tax asset	82,344	(8,271)	74,073
Non-current Assets			
Deferred tax asset	192,309	(7,077)	185,232
Permanent assets			
Investments	43,619	(300)	43,319
Property, plant and equipment and Intangibles	4,353,468	(1,263)	4,352,205
Liabilities			
Current Liabilities			
Estimated obligations	49,243	(24,325)	24,918
Non-current Liabilities			
Estimated obligations	22,869	(22,239)	630
Shareholders' Equity			
Retained earnings	-	29,653	29,653
Income Statement			
Depreciation	(208,108)	(140)	(208,248)
Constitution of operating provisions, net	(49,691)	15,855	(33,836)
Deferred Income tax and Social contribution	(7,078)	(5,288)	(12,366)

23 – PROPOSED DIVIDENDS

During 2006, the Company's Board of Directors approved the credit of interest on shareholders' equity with the following values

- R$ 114,000, corresponding to R$ 0.174648 per share, approved on 08.11.2006 and paid on 10.25.2006.
- R$ 99,000, corresponding to R$ 0.151668 per share, approved on 12.06.2006, and will be paid in accordance with the decision of the Executive Board and communicated via an Advice to Shareholders.

The above-mentioned amounts, net of withholding tax, are being treated as 2006 dividends.

Interest on shareholders' equity has been recorded under financial expenses and reverted in this same entry and is not shown in the income statement for the year, since it has no effect on operating income and only on the lines of income tax and social contribution.

On August 11, 2006, the Company's Administrative Council, using the authority attributed to it by the By-laws, approved the distribution of interim dividends based on the financial statements as of June 30, 2006, amounting to R$ 324,000, corresponding to R$ 0.496367 per share, which was paid on October 25, 2006.

Minimum mandatory dividends correspond to 30% of the net income, adjusted pursuant to the Brazilian Corporate Law *(Lei das Sociedades por Ações)*, as provided in the Company's By-laws.

	2006	2005
a) Determination of minimum mandatory dividends		
Net income for the year	979,146	920,096
Transfer to statutory reserve (5%)	(48,957)	(46,005)
Calculation basis	930,189	874,091
Minimum mandatory dividends (30%)	**279,057**	**262,227**
b) Proposed dividends / interest on shareholder's equity		
Interest of shareholders' equity, net of withholding tax (IRRF)	182,649	232,132
Interim dividends	324,000	141,000
Balance of proposed dividends	393,189	461,391
Subtotal	899,838	834,523
Withholding tax on interest on shareholder's equity	30,351	39,568
Total	**930,189**	**874,091**
Dividends / interest on shareholders' equity before withholding tax, per share **(in R$ 1.00)**:	1.425048	1.339106

The balance of proposed dividends, in the amounting of R$ 393,189, corresponding to R$ 0.602365 per share, will be paid after the resolution of the Annual Shareholders Meeting that approves the Financial Statements.

24 – OPERATING EXPENSES DETAILED BY TYPE

	Holding Company					
	2006					2005
	Costs		Expenses			
	Production and sales	Services rendered	Selling expenses	General and administrative expenses	Total	Total
Personnel	82,006	7,139	3,103	34,641	126,889	120,720
Managers	-	-	-	8,474	8,474	7,299
Material	20,401	265	109	1,445	22,220	20,851
Third party services	40,756	2,247	791	23,933	67,727	65,701
Fuel to produce energy	95,575	-	-	-	95,575	101,570
Financial compensation for use of water resources	26,830	-	-	-	26,830	52,604
Charges for the use of the electric system	-	-	162,625	-	162,625	116,395
Use of public assets – UBP	2,209	-	-	-	2,209	3,671
Depreciation and amortization	157,617	-	-	1,387	159,004	158,608
Insurance	5,384	448	-	265	6,097	7,224
Labor indemnities and third-parties'	-	19	2,920	4,412	7,351	4,226
Industry contributions	-	-	-	2,330	2,330	4,002
Inspection fee	-	-	-	8,011	8,011	7,812
Contributions and donations	415	48	-	4,856	5,319	4,430
Tariff recovery	-	-	-	9,072	9,072	-
Others	1,626	88	171	13,107	14,992	10,292
	432,819	**10,254**	**169,719**	**111,933**	**724,725**	**685,405**

	Consolidated					
	2006					2005
	Costs		Expenses			
	Production and sales	Services rendered	Selling expenses	General and administrative expenses	Total	Total
Personnel	82,318	7,139	3,103	35,126	127,686	121,458
Managers	-	-	-	9,944	9,944	9,009
Material	21,932	265	111	1,589	23,897	22,853
Third party services	48,333	2,247	1,145	26,515	78,240	75,330
Fuel to produce energy	102,070	-	-	-	102,070	104,694
Financial compensation for use of water resources	38,326	-	-	-	38,326	67,311
Charges for the use of the electric system	-	-	202,545	-	202,545	162,431
Use of public assets – UBP	2,209	-	-	-	2,209	3,671
Depreciation and amortization	197,743	-	-	10,621	208,364	208,108
Insurance	6,848	448	-	265	7,561	9,239
Labor indemnities and third-parties'	-	19	2,920	4,416	7,355	4,318
Industry contributions	-	-	-	2,803	2,803	4,168
Inspection fee	-	-	-	9,419	9,419	9,156
Contributions and donations	461	48	-	9,205	9,714	4,885
Tariff recovery	-	-	-	9,072	9,072	-
Others	2,181	88	325	14,325	16,919	25,677
	502,421	10,254	210,149	133,300	856,124	832,308

25 – OPERATING PROVISIONS, NET

	Holding Company		Consolidated	
	2006	2005	2006	2005
Post-employment benefits	(7,881)	(27,832)	(7,881)	(27,832)
Civil contingencies	23,520	(3,350)	23,078	(2,556)
Tax contingencies	(1,600)	(6,774)	(1,600)	(6,774)
Labor contingencies	(1,442)	1,859	(1,442)	1,859
Extensive maintenance	-	(15,619)	-	(15,855)
Others	(702)	1,467	(702)	1,467
	11,895	(50,249)	11,453	(49,691)

The provision for post-employment benefits, in 2005, was influenced by the actuarial effects on the benefit plans change.

In 2006, the Company reversed a provision for civil contingencies in the amount of R$ 22,005, relative to charges linked to the electric energy activity, because the possibility of loss became improbable.

Since 2006, as a result of changes in the accounting practices (see Note 22-d), the provision for extensive maintenance has not being registered in the income statements.

26 – INCOME FROM LAWSUITS

A court decision favorable to the Company and its subsidiary, Companhia Energética Meridional – CEM, regarding the basis for the calculation of PIS and COFINS, extended by the Law n° 9,718/98, was obtained in September 2006. The decision granted the Companies the right to the recovery of the excess paid based on that Law, amounting to R$ 87,535 and R$ 1,152, respectively, which were offset, in 2006, with taxes and contributions due to the Federal Revenue Department.

27 - FINANCIAL RESULTS

	Holding Company		Consolidated	
	2006	2005	2006	2005
Financial income				
Income from marketable securities	42,771	68,238	55,487	88,901
Interest on tax credits	24,910	26,309	24,774	26,324
Monetary variation - judicial deposits	12,489	5,176	14,364	5,473
Monetary variation - receivables	932	13,044	936	13,073
Monetary variation - others	1,794	814	1,802	814
Exchange variation	696	745	712	1,403
Others	9,169	3,037	9,591	3,098
	92,761	**117,363**	**107,666**	**139,086**
Financial expenses				
Debt charges	96,970	90,589	147,871	161,567
Charges related to the ANEEL concession	-	-	18,039	15,960
Charges on actuarial liabilities	49,480	44,558	49,480	44,558
Charges on operating provisions, net	1,973	6,227	1,974	6,318
Charges on taxes and social contribution	332	7,386	364	7,390
Monetary variation – financing and debentures	6,590	(1,652)	12,438	6,924
Monetary variation – ANEEL concession	-	-	6,941	3,289
Monetary variation – others	4,671	2,512	4,703	2,592
Exchange variation – loans and financing	(25,138)	(113,336)	(25,138)	(137,493)
Exchange variation – marketable securities	906	2,392	(196)	2,901
Losses on interest rate and currency swap operations	17,441	104,537	25,684	130,253
CPMF	11,786	13,778	15,565	17,610
Other	4,312	11,820	6,149	12,887
	169,323	**168,811**	**263,874**	**274,756**
Financial result	**(76,562)**	**(51,448)**	**(156,208)**	**(135,670)**

28 - FINACIAL INSTRUMENTS

a) Risk management

a.1) Market Risk

The use of financial instruments by the Company aims to protect its assets and liabilities, minimizing its exposure to market risks, especially in connection with fluctuations of interest rates, price indexes and currencies. Such risks are monitored by the Financial Management Committee that assesses on a regular basis the Company's exposure and proposes operating strategies, control systems, position limits and credit limits with other partners in the market.

In October 2006, the Company settled its last interest rate swap operation in the international market, in which the Company's net liabilities balance was at an average fixed rate of 5.27% p.a. and its net assets balance was in Libor six months USD.

The Company implemented a policy of higher protection to its liabilities in foreign currency, through swap operations at the over-the-counter market, where the variation of CDI replaces the exchange rate variation on loans and financing. The maturity of the swap transactions is simultaneous to the due dates of the flow of obligations of liabilities in foreign currency. The transactions are recorded with CETIP and are made with financial institutions known for their equity and financial solidity, within the credit limits defined by the Company.

Those operations are presented in the financial statements in the accounts "Derivatives", in current liabilities and "Losses with exchange rate swap/interest", in financial expenses, as demonstrated below:

	Holding Company		Consolidated	
	2006	2005	2006	2005
Current liabilities				
Operations with derivatives	4,526	46,181	4,526	65,876

	Holding Company		Consolidated	
	2006	2005	2006	2005
Financial expenses				
Losses with exchange rate swap/interest	17,441	104,537	25,684	130,253

The net exposure of the Company to the exchange rate market is as follows:

	Holding Company		Consolidated	
	2006	2005	2006	2005
Loans and financing in foreign currency	388,401	498,722	388,401	498,722
Hedging				
Principal and incurred interest	(153,711)	(80,822)	(153,711)	(131,147)
Interest to be incurred	(28,096)	(15,209)	(28,096)	(15,209)
Marketable securities in foreign currency	-	(19,749)	(4,508)	(36,790)
Net exposure	206,594	382,942	202,086	315,576

a.2) Credit Risk

In long-term bilateral agreements entered into with distributors, the Company seeks to minimize its credit risk with the use of a collateral mechanism involving receivables from its clients.

In transactions with industrial clients, also known as Free Consumers, in order to minimize the credit risk in relation to those commercial partners, the Company, through its credit area, carries out a credit analysis and defines, together with the Credit Committee, the credit limits and collateral to be required from the other parties.

In financial market transaction, the Company also has credit limits with financial institutions, which are regularly reviewed by its Financial Management Committee, based on an in-house evaluation and on ratings published by risk rating agencies.

As mentioned in Note 4, the Company has investments in an Exclusive Investment Fund. The amount of investments by financial institution is within the limits defined by the Company in its credit policies for financial institutions.

b) Market value

In transactions involving financial instruments, significant differences between market values and book values were found only in respect of loans and financing, mainly due to the fact that such financial instruments have quite extended settlement terms and significantly low costs when compared to the rates currently in effect for similar agreements. In the assessment of market values, the Company's management used discounted future cash flows at rates deemed adequate for similar transactions or international market rates, when available.

	Holding Company			
	2006		2005	
	Book Value	Market Value	Book Value	Market Value
Loans and charges in foreign currency	388,401	363,812	498,722	495,438
Loans and charges in domestic currency	211,948	215,188	297,362	283,941
	600,349	**579,000**	**796,084**	**779,379**

In subsidiaries, transactions involving financial instruments do not present relevant differences between average market values and the ones stated in the financial statements.

29 – RELATED PARTY TRANSACTIONS

The Company has agreements with its subsidiaries and joint subsidiary, as specified below:

Itá Energética S.A. – ITASA

A Service Rendering Agreement for Operation and Maintenance of the Itá Hydroelectric Power Plant, through the consortium Itá, in effect until October 16, 2030, and which amounts are adjusted annually based on the index IGP-M.

An Agreement of Purchase and Sale of Electric Energy with the purpose of regulating the purchase by Tractebel of 61 MW average of energy owned by ITASA at the Itá hydroelectric plant, regulated by the applicable law and market rules, in effect until October 16, 2030 and annually restated based on the variation of the dollar rate, plus American inflation.

An Agreement for Purchase and Sale of Electric Energy with the purpose of regulating the purchase by the Company of an average of 167 MW of energy owned by ITASA in the Itá hydroelectric plant, regulated by the applicable law and market rules, in effect until October 16, 2030, and annually restated based on the index IGP-M.

Companhia Energética Meridional – CEM

Agreement valid for an indefinite term, with the purpose of rendering operating administration services, since CEM does not have its own staff. The agreement value is adjusted annually based on IGP-M.

Agreement of Purchase and Sale of Electric Energy, in effect until 2015, for acquisition of electric energy produced at the UHE Cana Brava. The agreement establishes the purchase, by the Company, in the annual amount of 2,395,903 MWh. The agreement value is adjusted annually based on the index IGP-M.

Operation and Maintenance Agreement of UHE Cana Brava in effect until the end of the concession of the plant, with amounts adjusted annually based on the index IGP-M, under which the Company undertakes to operate and perform maintenance of the business.

Lages Bioenergética Ltda.

Agreement valid for an indefinite term, with the purpose of rendering operating administration services, as Lages does not have its own personnel. The agreement value is adjusted annually on the index IGP-M.

Agreement for Purchase and Sale of Electric Energy with the purpose of regulating the purchase by the Company of a monthly average of 26 MW of energy owned by the Company, in effect until March 31, 2017.

Operation and Maintenance Agreement of the Co-generation power plant Cana Brava in effect until March 31, 2012, under which the Company undertakes to operate and perform the maintenance of the facilities. The agreement value is adjusted annually based on the compensation defined in the Collective Labor Agreement of the Company's employees.

Tractebel Energia Comercializadora Ltda.

Agreement valid for an indefinite term, which purpose is the rendering of services of management, planning, economic control and supervision, as well as accounting, legal and financial services to the subsidiary. The agreement value is adjusted as per the shortest period allowed by law (currently, on an annual basis) according to the variation of the index IGP-M.

The amounts recognized in the balance sheet and the income statement accounts are the following:

	Holding Company						
	2006						2005
	SESA (*)	CEM	ITASA	LAGES	TBLC (**)	Total	Total
Assets							
Accounts receivable	657	201	1,356	638	14,880	**17,732**	**17,834**
Receivable dividends from subsidiaries	-	83,806	3,286	15,929	-	**103,021**	**78,860**
Liabilities							
Suppliers	-	31,569	10,499	-	-	**42,068**	**40,410**
Dividends and interest on shareholder's equity	327,989	-	-	-	-	**327,989**	**340,307**
Income							
Operating revenue							
Energy supply	-	-	-	5,808	136,313	**142,121**	**64,330**
Services rendered							
Management	-	656	-	103	-	**759**	**1,108**
Operation and maintenance	-	1,747	9,812	1,436	-	**12,995**	**12,672**
Cost of electric energy and services							
Purchase of energy	-	268,024	114,774	-	-	**382,798**	**370,566**
Others	-	-	-	18	-	**18**	**10**
Financial							
Revenue	-	-	-	-	213	**213**	**14**

(*) Suez Energy South America Participações Ltda.

(**) Tractebel Energia Comercializadora Ltda.

30 - GUARANTEES TO THIRD PARTIES

Itá Energética S.A. - ITASA

The Company and other shareholders of ITASA are intervening parties in the agreements entered into by and between the investee and BNDES and other financial agents, linked to the construction of UHE Itá. The intervening parties have given as collateral the total amount of shares issued by ITASA and owned by them, until the final settlement of all obligations undertaken in the agreements under reference. As of December 31, 2006, the debt presented in the consolidated financial statements of the Company was R$ 243,059 (R$273,526 as of December 31, 2005).

Companhia Energética Meridional - CEM

Tractebel Energia is an intervening party to the Agreement of Subscription and Payment of Debentures Nonconvertible into Shares and the Financing Agreement by opening of a credit facility, entered into by and between CEM and BNDES. As an intervening party, the Company has undertaken the following obligations in relation to the agreements:

to ensure anticipated payment in the following exclusive cases: a) end of the concession for reason imputable to CEM, to the intervening parties or their subsidiary, associated or holding companies; and b) agreement entered into with the Granting Authority by CEM, by the intervening parties or by any of their subsidiary, associated or holding companies, with the purpose of ending the concession;

assignment to BNDES and IDB of any amounts resulting from any indemnity received as a result of the end of concession of UHE Cana Brava, by the Granting Authority.

In addition to the obligations specified above, Tractebel Energia has given to BNDES, as collateral, the total amount of its shares, representing the share capital of CEM, until the final settlement of all obligations undertaken in the above mentioned agreements. As of December 31, 2006, the debt amounted to R$ 180,511 (R$ 200,926 as of December 31, 2005).

Lages Bioenergética Ltda.

The Company is the intervening guarantor in the Agreement of Fixed Credit Facility entered into by Lages Bioenergética with Banco Regional de Desenvolvimento do Extremo Sul – BRDE, and gave as collateral, its shares in the share capital of the subsidiary, until the final settlement of all obligations undertaken in the agreement under reference. As of December 31, 2006, the debt amounted to R$ 38,585 (R$ 44,597 as of December 31, 2005).

31 – INSURANCE

The Company has a comprehensive operating risk insurance policy with a declared value for property damage of US$ 3,545,974, equivalent to R$ 7,581,292 on December 31, 2006, and with a declared value for loss of profits of US$ 106,275, equivalent to R$ 227,216 on December 31, 2006. The maximum combined limit for indemnity of material damage and loss of profits is US$ 150,000, corresponding to R$ 320,700 on December 31, 2006, per event.

The policy and values above refer to properties owned by the Company; UHE Cana Brava, whose concession belongs to the subsidiary CEM, was included in the insurance policy of Tractebel Energia with a declared amount for material damages of US$ 278.569 corresponding to R$ 595,581 on December 31, 2006 and loss of profits of US$ 9,642 equivalent to R$ 20,615 on December 31, 2006.

In addition to such coverage, the Company has liability insurance policies with coverage of US$ 50,000, corresponding to R$ 106,900 on December 31, 2006. Such policies include UHE Itá, built and exploited in consortium with the jointly controlled subsidiary ITASA.

The subsidiary Lages Bioenergética Ltda. has Operating Risk insurance with coverage of US$ 25,000 corresponding to R$ 53,450 on December 31, 2006, and liability insurance with coverage of US$ 50,000, equivalent to R$ 106,900 on December 31, 2006.

Besides these strategic insurance policies, the Company has insurance to cover risks of national and international transport, civil responsibilities of the director board members, officers and managers, including the subsidiaries, as well as group life insurance for its directors and employees.

32 – LONG-TERM AGREEMENTS

The Company has long-term commitments, the principal of which are as follows:

a) Connection Agreement

The Company entered into a Connection Agreement with Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, in effect until the concession termination date of the generation units of Tractebel Energia or the liquidation of the transmitter, whichever comes first.

b) Agreement for the Use of Transmission and Distribution System

The Company entered into agreements with the Electric System National Operator – ONS, with electric energy carriers and with Empresa Energética do Mato Grosso do Sul S.A. - Enersul , in effect until the termination of the concessions or authorizations of the generation units of Tractebel Energia or liquidation of carriers and distributors, whichever comes first.

c) **Bilateral Agreements for Purchase and Sale of Electric Power**

According to assured energy and sale contracts data, almost all of Company's current energy capacity is sold until 2008 and a significant proportion is sold for 2009 and 2010.

d) **Purchase of Electric Energy from Argentina**

The Company entered into an agreement with CIEN – Companhia de Interconexão Energética, for a term of 20 years starting on June 21, 2000, to purchase 300 MW of firm power with associated energy, to be made available at the substation of Itá, of ELETROSUL. In the month of March 2005, the National Electric Energy Agency – ANEEL made an inspection to check the conditions of physical delivery guarantee of power at the Thermo-electric plant Uruguaiana and at the Interconnections of Garabi (CIEN). It was verified by the inspection agents a non-availability of generation and transmission of electric power at the contracted amounts. As a result of this fact, the Ministry of Mining and Energy issued Order 153, dated March 30, 2005, defining new amounts of physical assurance for the respective generation facilities and interconnections.

On April 1, 2005, Regulation Instruction ANEEL 155/05 was published, establishing the criteria to be used by the Electric System National Operator – ONS and by the Câmara de Comercialização de Energia Elétrica – CCEE (Electric Power Trade Chamber) in the determination of availability limits for generation and physical assurance of power at the UTE Uruguaiana and for the Interconnections of Garabi. Based on these regulations, the value of physical assurance originally attributed to CIEN to meet the agreement was reduced from 300 MW to approximately 72 MW. Due to the way the agreement was registered with CCEE, that reduction would subject the Company to the penalties provided in the laws of that segment, for lack of physical assurance, besides exposure to the short-term market of CCEE, which led that Company to enter into an agreement for the corresponding purchase of electric energy from another agent. As a result, the Company understands that it was characterized a contract breach on the part of CIEN and that the fines and damages provided in the agreement became payable to Tractebel. Thus, based on the contract mechanisms that determine that the amounts included in the invoices issued by CIEN should be net of all amounts owed to Tractebel as fine and damages (which CIEN has not been following in relation to any issued invoices in relation to that agreement, since the reduction of the physical assurance), the Company has not been paying the said invoices since March 2005 since they are considered them incorrect.

The ANEEL, through Normative Resolution n° 224, of June 20, 2006 reduced to zero the amounts of physical guarantee of electric energy generated from the import of CIEN, due to its impossibility to generate electric energy supply. This reduction will be maintained until CIEN proves the existence of the required amount of energy. The Company has until June 30, 2007, or until a new understanding is published, to reestablish the required supply capabilities.

e) **Purchase of Gas**

The Company signed gas acquisition contract with the Companhia de Gás do Mato Grosso do Sul - MSGÁS, valid for five years starting from 2001, the beginning of the gas commercial operation of the UTE William Arjona, located in Campo Grande - MS, renewable for an additional five years.

With the expiration of the contract period, on May 22, 2006, the Company was interested in renewing the agreement, however, MSGás communicated that the renewal would depend on the readjustment in the price of the product, according to the seller (Petrobras) of the gas to MSGás.

Even though the parties still have not confirmed the renewal of the contract, the gas supply is maintained due to a preliminary injunction grant to Tractebel, as a result of an action in the District of Campo Grande - MS.

Considering the current operational position of the UTE William Arjona, the costs of the gas acquisition, even with the price increase, would be integrally recovered through the System of the Charges Service - ESS, therefore, it would not have a relevant impact on the Company's results.

33 – AUDIT SERVICES

The independent auditors of the Company and its subsidiaries do not render any services other than audit services.

BOARD OF DIRECTORS

Maurício Stolle Bähr
Chairman

Jan Franciscus María Flachet
Vice-Chairman

Manoel Arlindo Zaroni Torres
Chief Executive Officer

Victor-Frank de Paula Rosa Paranhos
Director

Dirk Beeuwsaert
Director

Pierre Michel Philippe Chareyre
Director

Luiz Antônio Barbosa
Director

José Pais Rangel
Director

Antonio Alberto Gouvêa Vieira
Director

EXECUTIVE OFFICERS

Manoel Arlindo Zaroni Torres
Chief Executive Officer

Marc Verstraete
Financial and Investor Relations Officer

Miroel Makiolke Wolowski
Business Development and Commercialization Director and Project Implementation Director

José Carlos Cauduro Minuzzo
Energy Production Officer

Marco Antonio Amaral Sureck
Planning and Control Officer

Luciano Flávio Andriani
Administrative Officer

ACCOUNTING DEPARTMENT

Marcelo Cardoso Malta
Accountant – CRC RJ 072259/O-5 S-SC

BDO Trevisan Auditores Independentes
Av. Rio Branco, 404 – sl 1203
Florianópolis - SC - Brasil
88015-200

Tel.: +55 (48) 3223-3030
www.bdotrevisan.com.br

BDO

BDO Trevisan

INDEPENDENT AUDITORS' OPINION

To the Shareholders and Management of
Tractebel Energia S.A.
Florianópolis - SC

1. We have audited the individual (holding company) and consolidated balance sheets of Tractebel Energia S.A. as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders' equity (holding company) and changes in the financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tractebel Energia S.A. as of December 31, 2006 and 2005, and the results of its operations, the changes in shareholders' equity, and the changes in its financial position for the years then ended in conformity with Brazilian accounting practices.

4. Our examination was carried out with the purpose of issuing an opinion on the financial statements referred to in paragraph 1, taken as a whole. The statements of cash flows and added value for the years ended December 31, 2006 and 2005 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such statements were submitted to the auditing procedures described in paragraph 2 and, in our opinion, they are properly presented, in all material respects, in relation to the financial statements taken as a whole.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Florianópolis, February 5, 2007.

Paulo Ricardo Pinto Alaniz
Accounting partner
CRC RS – 42.460/S - SC
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 "S" SC

Claudio Henrique Damasceno Reis
Accounting Partner
CRC SC-024494/O-1
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 "S" SC

REPORT OF THE AUDIT COMMITTEE

The undersigned members of the Audit Committee of Tractebel Energia S.A., Newton de Lima Azevedo Junior, Carla Carvalho de Carvalho and Manoel Eduardo Lima Lopes, after examining the Financial Statements for the year 2006 and the proposed appropriation of income, including retained earnings, and based on the independent auditors' opinion issued by BDO Trevisan Auditores Independentes on 02.05.2006, state that the financial statements are an adequate representation, in all material aspects, of the equity and financial position of Tractebel Energia S.A. as at December 31, 2006, and are suitable to be submitted to the General Meeting of Shareholders of the Company.

The undersigned members of the Audit Committee of Tractebel Energia S.A. after examining the Management Report for the year 2006 state that the Management Report is suitable to be submitted to the General Meeting of Shareholders of the Company.

Florianópolis, March 16, 2007.

Newton de Lima Azevedo Junior
Chairman

Carla Carvalho de Carvalho
Council Secretary

Manoel Eduardo Lima Lopes
Council Member

Tractebel Energia

SUEZ



TRACTEBEL ENERGIA reports record net income of R$ 979 million for 2006 and announces new investments

Florianópolis/SC, March 16 2007 – Tractebel Energia S.A. (Bovespa: TBLE3), the largest private sector electricity generating company in Brazil, today announces earnings for the fourth quarter (4Q06) and the 12-month period ending December 31 2006 (12M06). The information in this release is shown on a consolidated basis and in accordance with Brazilian accounting principles and practices. Values are expressed in Reais, except where otherwise indicated.

HIGHLIGHTS

- Tractebel Energia's physical sales reached 32,836 GWh (3,748 average MW) in 2006, an increase of 10.1% compared with 29,823 GWh (3,404 average MW) sold in 2005.
- Consolidated net operating revenue in 2006 amounted to R$ 2,705.5 million, 18.2% higher than in 2005, reflecting combined volumes and prices of contracted energy.
- Costs from transactions channeled through the Energy Trading Board (CCEE) grew R$ 274.2 million in 2006 compared to 2005, principally due to the substantial increase in spot prices - in turn, a reflection of the severe drought in the south of Brazil.
- Notwithstanding the drought, EBITDA reached R$ 1,595.0 million in 2006, an increase of 9.9% compared with 2005.
- Tractebel Energia recorded a net income of R$ 979.1 million in 2006, 6.4% higher than the accumulated amount registered in 2005.
- The Company will pay out 95% of the 2006 net income, or R$ 1.43 per share, representing an increase of 6.4% in comparison with 2005.
- All 13 of Tractebel Energia's generating plants now have NBR ISO 9001 and NBR ISO 14001 certificates, awarded by BVQI and attesting to their operating procedures quality and environmental responsibility. The Company is the first of the major generators in the electricity sector to have all its plants fully certified.
- The Brazilian Institute of Environment and Renewable Natural Resources (IBAMA) granted the installation license for the Estreito Hydroelectric Power Plant, to be built by the Estreito Consortium, in which Tractebel Energia's controlling company, SUEZ, is the leading participant, with a 40.07% stake.
- The São Salvador Hydro Power Plant, which started construction in 2006, was registered in the Growth Boosting Program (PAC), recently launched by the Brazilian government.

2006

For immediate release

Additional information may be obtained by contacting the Investor Relations area:

Marc Verstraete
Finance and IR Director
marc@tractebelenergia.com.br

Antonio Previtali Jr.
IR Manager
previtali@tractebelenergia.com.br
Phone: +55 48 3221-7221

Visit our website:
www.tractebelenergia.com.br

NOVO MERCADO BOVESPA BRASIL

ISE Índice de Sustentabilidade Empresarial

igc

itag

Summary of economic and operational indicators

Tractebel - Consolidated	Quarter			Accumulated		
In Millions of Reais	4Q06	4Q05	Chg.	12M06	12M05	Chg.
Gross operating revenue	811.3	658.5	23.2%	3,060.7	2,592.7	18.1%
Net operating revenue	714.9	586.1	22.0%	2,705.5	2,288.4	18.2%
Result from service (EBIT)	284.6	295.3	-3.6%	1,386.6	1,242.9	11.6%
EBITDA (1)	336.8	347.5	-3.1%	1,595.0	1,451.0	9.9%
EBITDA / NOR - (%)	47.1	59.3	-12.2 p.p.	59.0	63.4	-4.4 p.p.
Net income	188.8	220.0	-14.2%	979.1	920.1	6.4%
Net debt	1,025.2	1,244.2	-17.6%	1,025.2	1,244.2	-17.6%
Energy sold (GWh)	8,732	7,469	16.9%	32,836	29,823	10.1%
Number of employees	905	893	1.3%	905	893	1.3%

(1) EBITDA represents: operating results + financial results + non-operating results + social contribution tax and income tax + depreciation and amortization + amortization of goodwill.



OPERATING PERFORMANCE

Generating Complex

The Company is the largest private sector generating company in Brazil and operates 6,977 MW of installed capacity, made up 13 plants (six hydroelectric and seven thermoelectric power plants), of which 11 are wholly owned by Tractebel Energia S.A and two (the Itá and Machadinho hydro plants) operated by consortia with other companies.

Tractebel Energia's generating complex

Power plants	Hydro/ Thermal	Location	Installed Capactity (MW) Total	Tractebel's portion
Salto Santiago	Hydro	Rio Iguaçu (PR)	1,420	1,420
Salto Osório	Hydro	Rio Iguaçu (PR)	1,078	1,078
Passo Fundo	Hydro	Rio Passo Fundo (RS)	226	226
Itá	Hydro	Rio Uruguai (SC and RS)	1,450	1,090
Machadinho	Hydro	Rio Uruguai (SC and RS)	1,140	383
Cana Brava	Hydro	Rio Tocantins (GO)	450	450
Total - Hydro			**5,764**	**4,647**
Jorge Lacerda Complex *	Thermal	Capivari de Baixo (SC)	857	857
Charqueadas	Thermal	Charqueadas (RS)	72	72
Alegrete	Thermal	Alegrete (RS)	66	66
William Arjona	Thermal	Campo Grande (MS)	190	190
Lages	Thermal	Lages (SC)	28	28
Total - Thermal			**1,213**	**1,213**
Total			**6,977**	**5,860**

(*) Complex comprised of 3 power plants.

In 4Q06, the 13 plants operated by Tractebel Energia recorded 96.7% of uptime, discounting programmed stoppages. Taking all stoppages into account, global uptime was 90.6%, 93.8% in the case of hydro generation and 75.0% for the thermoelectric plants.

As a result of this quarterly performance, the Company reported 98.4% uptime for the accumulated twelve-month period, ignoring programmed stoppages. Considering all stoppages, global uptime was 93.5%, being 95.0% for the hydro plants and 86.4% for the thermoelectric plants.

All Tractebel plants have NBR ISO 9001 and NBR ISO 14001 certification. The purpose of NBR ISO 9001 certification is to improve the company's internal procedures and focus specifically on the continual upgrading of products and services. NBR ISO 14001 certification represents a norm for environmental management systems and is designed to reconcile environmental protection and pollution prevention with corporate socio-economic growth. A certified company periodically analyses and evaluates its environmental management system, seeking to identify opportunities for improvement and ways to implement them.

Production

In 4Q06, Tractebel Energia's plants generated 5,429 GWh (2,459 average MW). Compared with 4Q05, this represents a reduction of 5.1% in thermoelectric generation, amounting to 1,038 GWh (470 average MW), and a reduction of 38.4% for hydroelectric power generation, which totaled 4,391 GWh (1,989 average MW). Joint energy generation from thermal and hydroelectric sources reported an overall reduction of 33.9% compared with 4Q05 due to the severe drought affecting southern Brazil since the beginning of the year. This obliged the National Electricity System Operator (ONS) to reduce the dispatch of electricity generated from the hydro plants in order to restore water levels in the Iguaçu and Uruguai river basins.

Tractebel Energia

SUEZ



In the 12M06, total electric energy production amounted to 21,351 GWh (2,437 average MW), being 15,885 GWh (1,813 average MW) from the hydro plants and 5,466 GWh (624 average MW) from thermal sources. Once more due to the drought in the south of the country, overall generation volume for the accumulated 12-month period was down by 28.4% compared with 2005. These volumes include the total output from the Itá and Machadinho plants, the only ones in the Company's overall generating complex that are not wholly owned.

In 2006, Tractebel Energia's hydro plants supplied reactive energy to the national electricity system amounting to 6.9 million MVArh, equivalent to a value in excess of R$ 24.6 million, as an ancillary reactive compensation service.

Energy Balance

Based on data for assured energy and purchase and sales contracts in force on December 31 2006, Tractebel Energia's energy balance shows that the Company 's current capacity, including acquisitions from third parties, is almost entirely contracted until 2008. However, the Company has opted to maintain a substantial part of its available energy on a non-contracted basis as from 2009, when forecasts for the sector indicate a potential increase in prices.

Energy Balance as of January 1, 2007

(aMW)	2007	2008	2009	2010	2011	2012	Auction Price (R$/MWh)	Date	Price Adjusted as of Jan 1, 2007 (R$/MWh)
Own Resources	3,178	2,998	3,281	3,281	3,425	3,425			
+ Purchases for Resale	418	417	409	439	217	130			
= Total Resources (A)	3,596	3,415	3,690	3,719	3,642	3,555			
Government Auction Sales*	10	160	1,034	1,234	1,382	1,382			
2004-EE-08	10	10	10	10	10	10	70.9	Dec-04	77.6
2005-EE-08	-	150	150	150	150	150	81.6	Apr-05	87.0
2005-EE-08	-	-	381	381	381	381	94.0	Oct-05	98.3
2005-NE-30	-	-	-	200	200	200	115.1	Dec-05	119.2
2006-NE-30	-	-	493	493	493	493	128.4	Jun-06	130.7
2006-NE-30	-	-	-	-	148	148	135.0	Nov-06	136.7
+ Bilateral Sales	3,553	3,116	2,330	2,132	1,186	1,050			
= Total Sales (B)	3,563	3,276	3,364	3,366	2,568	2,432			
Balance (A - B)	33	139	325	353	1,074	1,123			
Sales Average Price (R$/MWh)	100.2	102.9							
Purchases Average Price (R$/MWh)	82.1	82.6							

* XXXX-YY-ZZ, where:
XXXX ⇒ year of auction
YY ⇒ EE = existing energy or NE = new energy
ZZ ⇒ supply contract duration (in years)

Note: São Salvador => Own Resources (144 MW average from 2011 on) and Botox sale (148 MW average from 2011 on)
CIEN is reestablished from 2009 on - in Own Resources (ongoing negotiations, Memorandum of Understanding Brazil/Argentina)

Customers

Tractebel Energia has a well-diversified customer portfolio, serving energy distribution concessionaires, commercialization companies and free consumers (industries) through flexible contracts both in terms of duration and volume.

The Company actively pursues a policy of enhancing consumer loyalty by tailoring energy purchases to the production characteristics of each consumer. As part of the same policy, energy audits are also another service provided to selected customers to ensure that power utilization is optimized.



In 2006, the percentage of industrial consumers in the portfolio increased in relation to the previous year, reaching 24.5% of gross operating revenue and 29.3% of physical sales.


Breakdown of Clients by Gross Revenues
4%
18%
18%
60%
2%
24%
24%
50%
12M05
12M06
Breakdown of Clients by Energy Sold
3%
22%
23%
52%
1%
29%
27%
43%
12M05
12M06
Distribution Cos.
Trading Companies
Free Customers
Export

ECONOMIC AND FINANCIAL PERFORMANCE

Following a directive from ANEEL (the National Electricity Regulatory Agency), the recovery of fuel consumption subsidy costs through the intermediary of the CCC/CDE accounts and hitherto booked as gross operating revenue, was registered in a separate fuel cost rectifying account. The amounts of R$ 311.5 million and R$ 53.7 million for the 2005 fiscal year and 4Q05, respectively, shown as operating revenue in the 2005 financial statements, were reclassified to allow a better comparative analysis between the periods.

For this latest fiscal year, the financial charges on post-employment benefits, previously shown as operational provisions, are now recognized as financial expenses. The values of R$ 33.2 million and R$ 12.2 million, respectively, relating to the fiscal year 2005 and 4Q05, were reclassified in order to facilitate the comparison between the periods in question.

Gross Operating Revenue

Fourth quarter 2006 gross operating revenue was R$ 811.3 million, a growth of 23.2% compared with the R$ 658.5 million for the same period in 2005. Revenue from the sale of energy to the wholesale market was R$ 596.0 million and sales to final consumers (energy sales to the free unregulated market) were R$ 202.5 million, representing, respectively, a growth of 14.8% and 49.1% against 2005, indicative of the Company's successful efforts in the development of the free consumer portfolio.

Consolidated 4Q06 sales amounted to 8,732 GWh (3,955 average MW), an increase of 16.9% compared with 7,469 GWh (3,383 average MW) sold in 4Q05. The average price of the Company's commercialization contracts reached R$ 90.80/MWh, 5.0% more than the average contracted energy sales price for the same period in the preceding year, approximately R$ 86.46/MWh.

Annual gross operating revenue reached R$ 3,060.7 million, a growth of 18.1 % compared with R$ 2,592.7 million in 2005. The increase in energy volumes of 10.1% and an average price hike of 7.1% were the main factors contributing to this improvement.

Tractebel Energia
SUEZ



Gross Operating Revenue - R$ million


658
811
2,593
3,061
4Q05
4Q06
12M05
12M06

Sales Volume - aMW


3,383
3,955
3,404
3,748
4Q05
4Q06
12M05
12M06

Average Price - R$/MWh


86.5
90.8
85.3
91.3
4Q05
4Q06
12M05
12M06

Net Operating Revenue

Compared with the same period in 2005, 4Q06 net operating revenue increased by 22.0% from R$ 586.1 million to R$ 714.9 million. This was largely a reflection of increases in volume and price to wholesale businesses and electricity supplies to final consumers.

Deductions from gross revenue are mainly the result of higher sales taxes, which increased 33.1% between the comparative periods from R$ 72.4 million to R$ 96.4 million. This was basically due to (a) increased ICMS (state sales tax) following higher sales to end consumers, on which this tax is charged, and (b), effective 2006, the recognition as a deduction against gross revenue of resources applied in Research and Development in the light of changes in accounting procedures proposed by ANEEL.

Net operating revenue for 12M06 reached R$ 2,705.5 million against R$ 2,288.4 million in 2005, an increase of 18.2%.

Costs and General Administrative Expenses

In this section, mention made to increases or reductions for 4Q06 are compared with 4Q05. Likewise, mention made to increases or reductions for 12M06 are compared with 12M05.

The operating costs and expenses reached R$ 433.9 million in 4Q06, representing an increase of 68.6%. For 12M06, this account amounted to R$ 1,424.8 million, an increment of 43.1%. Such changes can be explained by the main factors listed as follows:

Third party purchases: R$ 50.7 million higher in 4Q06 and R$ 131.0 million higher in 12M06, due to the increase in contractual commitments for energy sales.



Transactions channeled through the Energy Trading Board (CCEE): an increase of R$ 134.4 million in 4Q06 and R$ 274.2 million in 12M06, principally due to: (a) the need to replace energy under the contract with Companhia de Interconexão Energética (CIEN), which was non-operational from mid 2006; (b) the average increase in spot prices on the CCEE, which resulted in increased costs from substitution for thermoelectric energy; and (c) the costs of the Energy Reallocation Mechanism (MRE) were higher because of reduced hydro generation activity given the severe drought conditions afflicting southern Brazil.

Monthly Average Price at the CCEE (R$/MWh)
SE-CW Submarket


150
100
50
-
Jan Feb Mar Apr May Jun Jul Aug Set Oct Nov Dec
2005
2006

Fuel costs for generating electricity: a reduction of R$ 6.3 million for 4Q06, principally due to lower natural gas consumption at the William Arjona Plant, the result of minimal energy dispatch from this installation following the upgrading of transmission line services in the state of Mato Grosso Sul. For 12M06 these costs were slightly smaller when compared to 12M06 (R$ 102.1 million versus R$ 104.7 million, respectively).

Charges for the use of the transmission and distribution network: R$ 11.0 million higher in 4Q06 and R$ 40.1 million higher in 2006, due to the increase in sales volume under bilateral contracts, replacing initial contracts not subject to transmission, distribution and connection charges.

Financial compensation for use of hydro resources: reduction of R$ 14.2 million in 4Q06 and R$ 29.0 million in 2006, due to the impact on the calculation base for this contribution caused by the reduction in deliveries from the hydroelectric plants on the part of the ONS, given drought conditions already mentioned above.

Personnel: in 4Q06, there was a reduction of R$ 12.1 million, due to the full recognition in 4Q05 of the provision for an employee results sharing and bonus payment scheme. In 2006, this provision was recognized evenly over the 12-month period. For 12M06 such costs rose by 5.1%, from R$ 121.5 million to R$ 127.7 million.

Constitution of Net Operational Provisions

For 4Q06 there was a R$ 31.1 million decline in this account. This was mainly due to the recognition of non-recurring provisions of post-employment benefits in 4Q05, following changes to the benefits plan, and programmed maintenance in the light of a re-evaluation of the maintenance program.

Considering 12M06, there was a decrease by R$ 61.1 million, in comparison with 2005, resulting from the above cited reasons, besides the reversal of provision for a civil contingency given the remote probability of losses.

Favorable Court Rulings

Considering just 4Q06, this account refers to a favorable court ruling worth R$ 5.8 million, relative to an agreement under a declaratory judgment action, for the improper payment of a surety on a proposal involving an international tender bid for importing energy from Argentina. Additionally, for 12M06, the Company benefited from another favorable court ruling, this time worth R$ 88.7 million, of litigation for the elimination of the calculation basis for PIS and COFINS contributions.



EBITDA and EBITDA Margin

Reflecting the impacts already mentioned, 4Q06 EBITDA reached R$ 336.8 million, a decline of 3.1% compared with 4Q05. The EBITDA margin was 47.1% compared with 59.3% in 4Q05.

For 12M06, EBITDA was R$ 1,595.0 million, an increase of 9.9% compared with the same period in 2005. In 2006, the EBITDA margin posted a decline from 63.4% to 59.0%.


EBITDA (R$ million) and EBITDA Margin (%)
59.3%
47.1%
63.4%
59.0%
347
337
1,451
1,595
4Q05
4Q06
12M05
12M06
EBITDA
EBITDA Margin

Financial Result

Financial income: reduction of R$ 34.9 million and R$ 31.4 million for 4Q06 and 12M06, respectively, compared to equivalent periods of 2005, due to the decrease in income from financial investments, in turn reflecting a reduction in funds invested in the market and lower prevailing interest rates, and to the recognition in 4Q05 of non-recurring income from the restatement of tax and social contribution overpayments in previous years.

Financial expenses: reduction of R$ 40.6 million in 4Q06 and R$ 10.9 million in 12M06, in comparison with the same periods in the year before, due to the lower interest expenses on debt, reflecting the fall in the Long Term Interest Rate (TJLP) and the amortization of financing; and to the effects of the foreign exchange variation on the loans and financing, net of the results of currency hedge transactions, arising from the Real's performance against a basket of currencies in which the Company's debt is denominated.

Debt

The Company's net debt at the end of December 2006 (total debt less cash and cash equivalents and the result of swap operations) was R$ 1,025.2 million compared to R$ 1,244.2 million at the end of 2005.

Tractebel Energia
SUEZ



Total gross consolidated debt, mainly in the form of loans, debentures and financing, totaled R$ 1,277.5 million on December 31 2006, a decline of 16.2% compared with the position on December 31 2005. Of the total debt at the end of the period, 30.4% was exposed to currency risk (32.7% on December 31 2005), of which about 48.0% was hedged against foreign exchange fluctuations (36.7% on December 31 2005).

Performance of Net Debt - R$ million


1,244
1,025
12/31/2005
12/31/2006

Composition of Debt - R$ million


499
1,025
389
889
12/31/2005
12/31/2006
Local Currency
Foreign Currency

Maturity Term Loans - R$ million


190
154
98
32
100
26
164
19
226
19
11
139
2007
2008
2009
2010
2011
From 2012 to 2024
Local Currency
Foreign Currency

Net Income

In 4Q06, the Company posted net income of R$ 188.8 million, compared with R$ 220.0 million for the same period in 2005.This decrease reflects the various factors already commented above.

For 12M06, the Company reported net income of R$ 979.1 million, a 6.4% improvement on the R$ 920.1 million for the 2005 fiscal year, in 2006, corresponding to earnings per share of R$ 1.50.

Net Income - R$ million


220
189
920
979
4Q05
4Q06
12M05
12M06



Dividend Payout

At a meeting on March 15 2007, the Board of Directors approved the payout of dividends for the second semester 2006, totaling R$ 393.2 million, corresponding to R$ 0.602365 per share.

As a result, total profits distributed to shareholders in 2006 amounted to R$ 930.2 million, R$ 717.2 million in the form of dividends and R$ 213.0 million as interest on shareholders' equity. This is equivalent to a payout of 95% of the Adjusted Net Income for the fiscal year and of R$ 1.425048 per share, thus exceeding the minimum distribution of 55% of net income established in the corporate dividends policy.

Capital Expenditures

Tractebel Energia invested R$ 69.0 million in maintenance and modernization projects in the generation segment during the course of 2006 - 56.8% more than in 2005 – as part of the process of securing the Company's excellent efficiency and performance indicators.

The investments made during 2006 were instrumental in Tractebel Energia recording excellent efficiency and performance indicators. As mentioned above, uptime for the fiscal year was 98.4%, excluding programmed stoppages.

At the end of the year, the Brazilian Institute of Environment and Renewable Natural Resources (IBAMA) granted the installation license for the Estreito Hydroelectric Power Plant, to be built by the Estreito Consortium, in which Tractebel Energia's controlling company, the SUEZ group, is the leading participant, with a 40.07% stake.

The São Salvador Hydro Power Plant, which started construction in 2006, was registered in the Growth Boosting Program (PAC), recently launched by the Brazilian government.

CAPITAL MARKETS

Tractebel Energia's listing on Bovespa's *Novo Mercado*

Tractebel Energia has been listed on the São Paulo Stock Exchange (Bovespa) since May 1998 and on November 16 2005 adhered to Bovespa's *Novo Mercado* regulations. The latter initiative is part of a sequence of measures taken during the year to further improve the Company's relationship with the capital markets.

Since its listing on Bovespa's *Novo Mercado*, Tractebel Energia has become a component of the Special Corporate Governance Stock Index (**IGC**) and the Special Tag Along Stock Index (**ITAG**), incorporating those companies offering greater protection to minority shareholders in the event of the sale of a controlling stake. The Company's shares are also included in the Corporate Sustainability Stock Index (**ISE**), comprising companies with a recognized commitment to social and corporate responsibility, as well as the Electric Energy Stock Index (**IEE**), which is a sector index made up of the more significant listed companies in the industry.

Tractebel Energia's common shares are traded on the São Paulo Stock Exchange under the TBLE3 symbol. The Company's Level I American Depositary Receipts (ADRs) are also traded on the US over-the-counter (OTC) market under the TBLEY symbol at a ratio of 1 ADR to every 5 common shares.

Corporate Governance

Tractebel Energia's adhesion to the rules of Bovespa's *Novo Mercado* listing has underscored the Company's commitment to best corporate governance practice. The strict listing rules for this segment of the market enhance shareholders' rights, improve the quality of the information disclosed and establish an Arbitration Panel offering investors the security of an alternative, more responsive and specialized forum for resolving corporate disputes.

Tractebel Energia
SUEZ



Tractebel Energia's bylaws have been adapted to conform to the new rules and procedures of the *Novo Mercado* Listing regulations. The Board of Directors now has nine members, of whom one represents the interests of the employees, with a further two being independent directors.

The Company has a Code of Ethics and maintains a structure of committees, advisory councils and formal responsibilities for ethical issues, which are also monitored through organizational surveys.

Tractebel Energia's dividend policy establishes a mandatory minimum dividend of 30% of the net income for the fiscal year, adjusted in accordance with Law 6,404/76. In addition, the policy allows for the semi-annual payment of dividends and/or interest on shareholders' equity for an amount not less than 55% of the net adjusted income.

Share Performance – TBLE3

Tractebel Energia's (TBLE3) common shares reported an appreciation of 30.0% for the fiscal year 2006, while the Ibovespa, a stock index reflecting the performance 57 shares with the greatest market liquidity, appreciated 32.9% and the IEE, the Electric Energy Stock Index, which sweeps up the performance of shares in the Brazilian electricity sector as a whole, also rose by 40.8%. During the fourth quarter, the Company shares appreciated 2.3%.

During 2006, Tractebel Energia's shares traded every day the stock exchange was open for business. The average daily trading volume was R$ 8.2 million, volumes increasing particularly strongly from November 2005 following the conclusion of measures to formalize adhesion to a listing on Bovespa's *Novo Mercado*. A secondary share offering, ramping up the free-float to 31.3% also boosted trading turnover.

On December 28 2006, the shares were priced at R$ 18.00/share, translating into a market capitalization of R$ 11.7 billion.

TBLE3 vs. IBOVESPA
(Base 100 – 12/29/2005)


TBLE3 = R$18.00
140
130
120
110
100
90
80
70
Ibovespa = 44,473
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
TBLE3
IEE
Ibovespa



UPCOMING EVENTS

Tractebel Energia will be holding the following events to discuss quarterly earnings:

**Conference Call with Webcast
(in Portuguese)**

Date: March 19, 2007
Time: 10:00 a.m. (Brasília time)
Telephones for connection:
Participants in Brazil: 11 4688.6301
Password for participants: Tractebel

**Conference Call with Webcast
(in English)**

Date: March 19, 2007
Time: 11:00 a.m. (ET) / 12:00 noon (Brasília time)
Telephones for connection:
Participants in Brazil: 55 11 4688.6301
Participants in USA: (1 800) 860.2442
Participants in other countries: (1 412) 858.4600
Password for participants: Tractebel

The links for access will be available on the Company's website (www.tractebelenergia.com.br), in the Investors section.
Replay available from March 19 to March 27 2007. Access by calling 55 11 4688.6225, code 112.

Meetings with Analysts

São Paulo
Date: March 20, 2007
Time: 8:30 a.m. (Brasília time)
Venue: Hotel Renaissance

Rio de Janeiro
Date: March 20, 2007
Time: 6:00 p.m. (Brasília time)
Venue: Pestana Hotel

Florianópolis
Date: March 21, 2007
Time: 6:30 p.m. (Brasília time)
Venue: Hotel Majestic Palace

Disclaimer

This release contains information and opinions on future events subject to risks and uncertainties based on current forecasts, projections and tendencies of the Company's business. Innumerous factors can effect the estimates and suppositions on which these opinions are based. In view of these risks and uncertainties described herein, estimates and declarations with respect to future events contained in this material may not be become realities. In view of these restrictions, shareholders and investors should not take any decisions based on estimates, projections and declarations as to future events contained in this release.

Tractebel Energia
SUEZ



ATTACHMENT I

TRACTEBEL ENERGIA S.A.

CONSOLIDATED BALANCE SHEET – ASSETS

Consolidated Balance Sheet	In Thousand Reais	
ASSETS	**12/31/2006**	**12/31/2005**
CURRENT ASSETS	**792,052**	**836,532**
Cash and Cash Equivalents	23,593	12,179
Securities	233,247	296,958
Resources subject to payment of obligations	21,643	-
Consumers, concessionaires and holder of permissions	358,002	320,605
Taxes and social contributon recoverable	26,707	16,719
Warehouse	23,623	23,512
Pledges and restricted deposits	53,947	47,867
Deferred assets	21,351	82,344
Advances to suppliers	3,022	10,721
Others	26,917	25,627
NON CURRENT ASSETS	**4,747,057**	**4,815,569**
Long Term Assets	**449,210**	**374,497**
Concessionaires and holders of permission	16,063	38,314
Taxes and social contributon to offset	13,124	10,296
Pledges and restricted deposits	29,422	26,119
Deposits in court	131,331	45,924
Disposal of assets and rights	68,565	60,220
Deferred assets	188,489	192,309
Others	2,216	1,315
Permanent Assets	**4,297,847**	**4,441,072**
Investments	36,873	43,619
Property plant and equipment	4,148,898	4,272,779
Intangible	77,310	80,689
Deferred	34,766	43,985
TOTAL	**5,539,109**	**5,652,101**



ATTACHMENT II

TRACTEBEL ENERGIA S.A.

CONSOLIDATED BALANCE SHEET – LIABILITIES

Consolidated Balance Sheet	In Thousand Reais	
LIABILITIES	**12/31/2006**	**12/31/2005**
CURRENT LIABILITIES	**1,246,812**	**1,187,388**
Suppliers	239,319	94,346
Dividends and interest on shareholder´s equity	478,043	495,487
Loans and financing	306,079	243,343
Debentures	37,834	31,090
Taxes and social contribution in installments	45,870	47,437
Estimated obligations	28,650	49,243
Derivatives	4,526	65,876
Research and Development program obligations	35,135	-
Provision for contingencies	11,206	42,326
Post-employment benefits	20,369	81,020
Others	39,781	37,220
NON CURRENT LIABILITIES	**1,527,726**	**1,778,752**
Long Term Liabilities	**1,527,726**	**1,778,752**
Loans and financing	610,251	911,138
Debentures	323,344	338,196
Taxes and contributons payable in installments	5,383	6,230
Estimated obligations	653	22,869
Provision for contingencies	56,289	79,902
Concessions payable	201,546	178,130
Post-employment benefits	293,725	205,755
Deferred fiscal liabilities	36,535	36,532
SHAREHOLDERS' EQUITY	**2,764,571**	**2,685,961**
Share capital	2,445,766	2,445,766
Capital reserves	91,695	91,695
Surplus reserves	227,110	148,500
TOTAL	**5,539,109**	**5,652,101**

Tractebel Energia
SUEZ



ATTACHMENT III

TRACTEBEL ENERGIA S.A.

CONSOLIDATED INCOME STATEMENT

In Thousand Reais	4Q06	4Q05	Chg. %	12M06	12M05	Chg. %
Gross operating revenue	**811,297**	**658,479**	**23.2**	**3,060,737**	**2,592,727**	**18.1**
Provision of electric energy	202,486	135,847	49.1	743,177	479,493	55.0
Supply of electric energy	595,983	519,332	14.8	2,291,922	2,097,482	9.3
Other revenues	12,828	3,300	288.7	25,638	15,752	62.8
Deductions from operating revenue	**(96,391)**	**(72,413)**	**33.1**	**(355,205)**	**(304,361)**	**16.7**
Net revenue from sales and services	**714,906**	**586,066**	**22.0**	**2,705,532**	**2,288,366**	**18.2**
Eletric Energy and Service Costs	**(347,471)**	**(173,521)**	**100.2**	**(1,081,392)**	**(710,810)**	**52.1**
Electric energy purchased from third-party	(79,289)	(28,554)	177.7	(287,404)	(156,366)	83.8
Transactions conducted through the CCEE	(140,497)	(6,128)	2,192.7	(281,313)	(7,090)	3,867.7
Cost of electric energy production	(124,652)	(136,194)	-8.5	(502,421)	(538,026)	-6.6
Costs of services rendered	(3,033)	(2,645)	14.7	(10,254)	(9,328)	9.9
Gross Income	**367,435**	**412,545**	**-10.9**	**1,624,140**	**1,577,556**	**3.0**
Operating Expenses	**(82,885)**	**(117,233)**	**-29.3**	**(237,494)**	**(334,645)**	**-29.0**
Selling expenses	(54,122)	(43,632)	24.0	(210,149)	(164,796)	27.5
General and administrative expenses	(32,343)	(40,253)	-19.7	(133,300)	(120,158)	10.9
Constitution/reversal of operational provisions, net	(2,235)	(33,348)	-93.3	11,453	(49,691)	-
Favorable ruling on lawsuit	5,815	-	-	94,502	-	-
Service Income	**284,550**	**295,312**	**-3.6**	**1,386,646**	**1,242,911**	**11.6**
Result of Corporate Participations	**(1,686)**	**(1,686)**	**0.0**	**(6,446)**	**(6,746)**	**-4.4**
Amortization of goodwill	(1,686)	(1,686)	-	(6,746)	(6,746)	-
Equity income	-	-	-	300	-	-
Net financial income (expenses)	**(40,378)**	**(46,050)**	**-12.3**	**(156,208)**	**(135,670)**	**15.1**
Financial income	21,256	56,188	-62.2	107,666	139,086	-22.6
Financial expenses	(61,634)	(102,238)	-39.7	(263,874)	(274,756)	-4.0
Operating income	**242,486**	**247,576**	**-2.1**	**1,223,992**	**1,100,495**	**11.2**
Non-operating income (loss)	(14,284)	42	-	2,985	3,557	-16.1
Income before taxes	**228,202**	**247,618**	**-7.8**	**1,226,977**	**1,104,052**	**11.1**
Income tax	(28,533)	(19,913)	43.3	(156,297)	(109,521)	42.7
Social contribution	(10,844)	(7,661)	41.5	(91,534)	(74,435)	23.0
Net income for the period	**188,825**	**220,044**	**-14.2**	**979,146**	**920,096**	**6.4**
EBITDA	336,845	347,487	-3.1	1,595,010	1,451,019	9.9
Net income per share	0.2893	0.3371	-14.2	1.5001	1.4096	6.4



ATTACHMENT IV

TRACTEBEL ENERGIA S.A.
DETAILED OPERATIONAL EXPENSES

In Thousand Reais	2006					2005
	Costs		Expenses			
	Production and Commercializatio	Services Rendered	Sales	General and Administrative	Total	Total
Personnel	82,318	7,139	3,103	35,126	127,686	121,458
Managers	-	-	-	9,944	9,944	9,009
Material	21,932	265	111	1,589	23,897	22,853
Third-party services	48,333	2,247	1,145	26,515	78,240	75,330
Fuel to produce energy	102,070	-	-	-	102,070	104,694
Financial compensation for use of water resources	38,326	-	-	-	38,326	67,311
Charges on the use of electric system	-	-	202,545	-	202,545	162,431
Use of public property - UPP	2,209	-	-	-	2,209	3,671
Depreciation and amortization	197,743	-	-	10,621	208,364	208,108
Insurance	6,848	448	-	265	7,561	9,239
Labor and third part indemnities	-	19	2,920	4,416	7,355	4,318
Contributions to the energy sector	-	-	-	2,803	2,803	4,168
Inspection fee	-	-	-	9,419	9,419	9,156
Contributuins and donations	461	48	-	9,205	9,714	4,885
Reimbursement oo additional tariff	-	-	-	9,072	9,072	-
Other	2,181	88	325	14,325	16,919	25,677
Total	**502,421**	**10,254**	**210,149**	**133,300**	**856,124**	**832,308**



ATTACHMENT V

TRACTEBEL ENERGIA S.A.
CONSOLIDATED STATEMENT OF CASH FLOW

In thousands R$	4Q06	4Q05	12M06	12M05
Operating activities				
Net income for the year	188,825	220,044	979,146	920,096
Expenses (Revenues) that do not affect cash:	-	-	-	-
Depreciation and Amortization	52,264	52,187	208,364	208,108
Amortization of goodwill	1,686	1,686	6,746	6,746
Net monetary variations	4,624	17,508	9,425	(8,296)
Net interest	10,932	21,661	54,096	52,411
Estimated obligations with suppliers	-	4,834	8,861	26,595
Operating provision (reversion), net	6,033	75,973	4,271	75,630
Investiments of resources in R&D	5,411	-	34,087	-
Deferred income tax and social contribution	1,775	(29,417)	49,469	7,078
Sale of carbon credits	(8,685)	-	(8,685)	-
Result of writing off of permanent assetes	14,286	(37)	(2,359)	(3,557)
Others	453	-	308	-
	277,604	364,439	1,343,729	1,284,811
Decrease (increase) in assets				
Consumers and concessionaires	5,721	(9,879)	(11,371)	(16,447)
Resources subject to payment of obligations	4,357	-	(21,643)	-
Advances to suppliers	814	1,592	1,858	5,521
Taxes and social contributions recoverable	72,937	16,902	(9,980)	24,452
Collateral and linked / judicial deposits	(11,129)	(20,317)	(85,490)	(13,972)
Warehouse	9,314	(6,846)	(111)	(9,902)
Pre-paid expenses	1,770	3,045	7,492	(5,886)
Others	2,941	(3,841)	5,402	2,744
	86,725	(19,344)	(113,843)	(13,490)
Increase (decrease) in liabilities				
Suppliers	23,394	12,236	107,723	6,227
Loans, financing and debentures	(16,292)	(11,659)	2,731	18,995
Taxes and social contributions	(33,182)	13,844	(11,157)	27,577
Estimated obligations	(5,531)	(10,500)	(11,870)	(26,930)
Provision for contingencies	(371)	(21,873)	(2,778)	(5,728)
Post-Employment benefits	(6,966)	(9,234)	(30,315)	(35,624)
Others	1,258	4,809	1,989	6,214
	(37,690)	(22,377)	56,323	(9,269)
Funds from operating activities	326,639	322,718	1,286,209	1,262,052
Investments activities	(25,390)	(13,888)	(69,040)	(43,916)
Used in fixed assets and deferred items	(25,390)	(13,888)	(69,040)	(43,916)
Financing activities	(542,073)	(530,690)	(1,269,466)	(1,564,683)
Payment of loans, financing and debentures	(86,211)	(77,930)	(243,541)	(548,375)
Debentures	-	-	-	200,000
Payment of *swap* adjusts	(30,912)	(39,152)	(87,034)	(106,075)
Payment of dividends and interest on Shareholders' equity	(424,950)	(413,608)	(938,891)	(1,110,233)
Total effects on cash	(240,824)	(221,860)	(52,297)	(346,547)
Cash and cash equivalents	-	-	-	-
Opening balance	497,664	530,996	309,137	655,684
Closing balance	256,840	309,136	256,840	309,137
	(240,824)	(221,860)	(52,297)	(346,547)
Payments made in the year	-	-	-	-
Interest on loans, financing and debentures	50,101	53,601	137,862	153,620
Income tax and social contribution	22,647	15,680	150,147	142,631
Transactions that do not affect cash	-	-	-	-
Offseting of income tax and social contribution	66,226	4,441	67,188	27,558
Proposed dividends and interest on shareholders' equity credited	54,187	500,891	492,189	500,891
Adjustement for previous fiscal years	-	-	29,653	-

CORPORATE EVENTS CALENDAR - 2007

Company Name	**TRACTEBEL ENERGIA S.A.**
Head Office address	**Rua Antônio Dib Mussi, 366 – Centro CEP 88015-110 - Florianópolis – SC**
Internet address	**www.tractebelenergia.com.br**
Investor Relations Director	**Name: Marc Verstraete**
	E-mail: marc@tractebelenergia.com.br
	Telephone: (0xx48) 3221-7060
	Fax: (0xx48) 3221-7002
Investor Relations Officer	**Name: Antonio Previtali Jr.**
	E-mail: previtali@tractebelenergia.com.br
	Telephone: (0xx48) 3221-7221
	Fax: (0xx48) 3221-7002
Newspapers (and location) in which the Company publishes its corporate acts and notices	**Diário Oficial do Estado de Santa Catarina Diário Catarinense (Santa Catarina) Valor Econômico (National edition)**

The Company submits to the arbitration of the "Câmara de Arbitragem do Mercado" (Market Arbitration Panel), pursuant to an arbitration clause in its bylaws.

Annual Financial Statements and Consolidated Financial Statements, where applicable, for the fiscal year ended December 31 2006

EVENT	**DATE**
Filed with BOVESPA/CVM	03/16/2007
Released to Shareholders	03/16/2007
Published	03/19/2007

Standardized Financial Statements – DFP, for the fiscal year ended December 31 2006

EVENT	**DATE**
Filed with BOVESPA/CVM	03/16/2007

Cash distribution of earnings for the fiscal year ended December 31 2006

Distribution	**Event – Date**	**Amount (R$)**	**R$/share**	**Payment date**
			ON	
Interest on shareholders' equity	Board Meeting - 08.11.2006	R$ 114,000,000.00	R$ 0.174648	10/25/2006
Intercalary dividends	Board Meeting – 08.11.2006	R$ 324,000,000.00	R$ 0.496367	10/25/2006
Interest on shareholders' equity	Board Meeting – 12.06.2006	R$ 99,000,000.00	R$ 0.151668	-
Dividends	G/E Shareholder Meeting	R$ 393,188,377.26	R$ 0.602365	-

Annual Information – IAN, for the fiscal year ended December 31 2006	
EVENT	**DATE**
Filed with BOVESPA/CVM	05/16/2007

Quarterly Information – ITR	
EVENT	**DATA**
Filed with BOVESPA/CVM	
Ref. 1st quarter	05/10/2007
Ref. 2nd quarter	08/14/2007
Ref. 3rd quarter	11/09/2007

General Shareholders Meeting	
EVENT	**DATE**
Notice of Convening filed with BOVESPA/CVM, accompanied by Board proposal, where applicable	03/29/2007
Publication of Notice of Convening	03/30/2007
Date of General Shareholders Meeting	04/17/2007
General Shareholders Meeting minutes filed with BOVESPA/CVM	04/17/2007

Scheduled Extraordinary Shareholders Meetings	
EVENT	**DATA**
Notice of Convening filed with BOVESPA/CVM, accompanied by Board proposal, where applicable	03/29/2007
Publication of Notice of Convening	03/30/2007
Date of Extraordinary Shareholders Meeting	04/17/2007
Extraordinary Shareholders Meeting minutes filed with BOVESPA/CVM	04/17/2007

Public Meetings with Analysts	
EVENT	**DATE**
Teleconference and Webcast with Investors and Analysts in Portuguese – 10:00am	03/19/2007
Teleconference and Webcast with Investors and Analysts in English – 12:00am	03/19/2007
APIMEC Meeting – São Paulo – Hotel Renaissance – 08:30am	03/20/2007
APIMEC Meeting – Rio de Janeiro – Pestana Hotel – 6:00pm	03/20/2007
APIMEC Sul Meeting – Florianópolis – Hotel Majestic – 6:30pm	03/21/2007

Scheduled Board of Directors Meetings	
EVENT	**DATE**
Board of Directors meeting (Financial Statements of 2006, destination of results and Bylaw revision)	03/15/2007
Board of Directors meeting minutes filed with BOVESPA/CVM	03/15/2007
Board of Directors meeting (Approval of 1st Quarter Results)	05/10/2007
Board of Directors meeting minutes filed with BOVESPA/CVM	05/10/2007
Board of Directors meeting (Approval of 1st Semester Results)	08/14/2007
Board of Directors meeting minutes filed with BOVESPA/CVM	08/14/2007
Board of Directors meeting (Approval of 3rd Quarter Results)	11/09/2007
Board of Directors meeting minutes filed with BOVESPA/CVM	11/09/2007

Tractebel Energia

SUEZ

TBLE3 NOVO MERCADO BOVESPA BRASIL

Tractebel Energia S.A.

LISTED COMPANY – CNPJ 02.474.103/0001-19

NOTICE TO SHAREHOLDERS

We are announcing to the Shareholders of Tractebel Energia S.A. and to the market as a whole that the documents referred at the article No. 133 from Law No. 6,404, dated December 15th, 1976, with alterations introduced by Law No. 10,303, dated October 31st, 2001, related to the fiscal year ended on December 31st, 2006, are at your disposal at the Company's Headquarters, located at Rua Antônio Dib Mussi No. 366, Centro, Florianópolis (SC). The referred documents are also available in the Company's website at www.tractebelenergia.com.br.

Florianópolis, March 16th, 2007

Marc Verstraete
Finance and Investor Relations Director

CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4

MINUTES OF THE SEVENTY-SIXTH MEETING OF THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A.

On March 15 2007 at 3:00 p.m. at Av. Almirante Barroso, 52, 14th floor, room 1401 in the city and state of Rio de Janeiro, following its regular convening, a meeting of the Board of Directors of Tractebel Energia S.A. was held, the following Directors being present: Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Victor-Frank de Paula Rosa Paranhos, Dirk Beeuwsaert, Jan Franciscus Maria Flachet, Pierre Michel Philippe Chareyre, Luiz Antonio Barbosa, José Pais Rangel and Antonio Alberto Gouvêa Vieira. The meeting was presided by the Chairman of the Board of Directors, Maurício Stolle Bähr, who proposed that I, José Moacir Schmidt, should act as secretary, the proposal being duly seconded by the other directors. Welcoming those present, the Chairman opened discussions on the matters of the **Agenda of the Day** as itemized in the **convening notice CA-001/2007** of March 7 2007, as follows: **Item 1** – To approve the Management Report and Financial Statements for the fiscal year 2006; **Item 2** – To deliberate on the allocation of the Net Income for the Fiscal Year and the distribution of dividends; **Item 3** – To deliberate on the proposal for participation of the employees in the profits or results for the fiscal year 2006; **Item 4** – To approve the Technical Feasibility Study prepared pursuant to compliance with CVM Instruction 371 of June 27 2002; **Item 5** – To approve the capital budget for retention of profits; **Item 6** – To deliberate on the Proposal for Compensation of Management for the fiscal year 2007; **Item 7** – To deliberate on the Proposal to change the Company's Bylaws with a view to altering the wording of Article 39 in view of the modifications arising from Bovespa's Novo Mercado regulations; **Item 8** - To approve the Operating, Capital Expenditures and Cash Flow Budget for the fiscal year 2007; **Item 9** – To approve Electric Energy Purchase and Sale contracts; **Item 10** – To approve the Debentures Issue; **Item 11** – To approve the acquisition of a stake in MAESA and an additional stake in the Machadinho Consortium and in the Machadinho Hydroelectric Power Plant; **Item 12** – To approve the concession of corporate and bank sureties; **Item 13** – To approve the convening of the Extraordinary and Ordinary General Meetings; and **Item 14** – General Matters. Following discussion of the matters on the agenda of the day, the Chairman put the items on the Agenda of the Day to the vote, the Directors resolving as follows: **RESOLUTIONS: Item 1 – Unanimously approved,** pursuant to DD-317-0008 of March 12 2007 of the RAD DCO-0003/2007 of March 9 2007: the Management Report and Financial Statements for the fiscal year ending December 31 2006, accompanied by the opinions of the Independent Auditors and the Fiscal Council, the understanding of the Directors being that such documents adequately represent the numbers and results of the Company for the period; **Item 2** - **Unanimously** approved: the Allocation of Retained Earnings and the distribution of dividends, to be submitted to the Ordinary General Meeting, according to the Financial Statements approved in the preceding item, for the following values: **a)** Legal Reserve – R$ 48,957,283.01; **b)** Distribution of Dividends and Interest on Shareholders Equity for a total of R$ 930,188,377.26, made up as follows: **(i)** Interest on Shareholders' Equity, net of IRRF, credited during the fiscal year 2006 (72nd MBD of August 11 2006 and 75th MBD of December 6 2006) - R$ 182,649,259,49; **(ii)** Interim Dividends declared during the fiscal year 2006 (72nd MBD of August 11 2006) - R$ 324,000,000.00; **(iii)** Complementary Dividends - R$ 393,188,377.26, corresponding to R$

0.602365 per share; and **(iv)** Withholding Tax at Source with respect to interest on Shareholders' Equity, credited in 2006 – R$ 30,350,740.51; and **c)** Reserve for Retained Earnings, based on the capital expenditures budget, in the amount of R$ 29,653,918.63; **Item 3** – Proposed by the Company pursuant to DD-317-0006 and RAD DRH-0002/2007, both dated March 12 2007, and filed at the Company's registered offices, to be submitted for approval by the Ordinary General Meeting: the value of up to R$ 12,000,000.00 (twelve million Reais) for the payment to the employees in the form of Participation in Profits or Results – PLR, for the fiscal year 2006, to be distributed pursuant to the criteria under the Company Compensation System and Collective Labor Agreements; **Item 4** – **Unanimously** approved pursuant to DD-316-0001, of March 5 2007 and RAD DCO-0001/2007 of March 2 2007, filed at the Company's registered offices: the Technical Feasibility Study for Recognition of Book Registration of a Deferred Fiscal Asset as at December 31 2006, prepared pursuant to CVM Instruction 371 of June 27 2002, and examined by the Company's Fiscal Council at a meeting held on this date; **Item 5** – **Unanimously** approved pursuant to DD-317-0007 of March 12 2007 and RAD DPF-0002/2007 of March 9 2007 to be submitted for approval by the Ordinary General Meeting: the Capital Expenditures Budget, which considers an Investment Program worth R$ 96,343 thousand made up entirely of own resources to be allocated for Direct Investment in the maintenance of the productive assets and the modernization of the thermoelectric power plants with a view to assuring satisfactory uptime levels; **Item 6** – **Unanimously** approved: the values relative to the individual compensation of the Company's Management for the fiscal year 2007, according to the scale filed at the Company's registered offices, the global value of which must to be submitted for approval by the General Meeting, in addition, being incumbent on the Company, as the case may be, to bear INSS, FGTS, Healthcare Insurance, Private Pension Plan, medical assistance and cost of living allowance expenses on the understanding that there shall be no accumulation of values in the event of an accumulation of positions by the same person; **Item 7** – **Unanimously** approved: the submission to the Extraordinary General Meeting of a proposal to change the Company's Bylaws with a view to altering the wording of Article 39, in view of the modifications arising from Bovespa's Novo Mercado regulations; **Item 8** – **Unanimously** approved: under the terms of DD-307-0002 of December 11 2006 and RAD DPF-0001/2006 of December 7 2006, filed at the Company's registered offices, the Operating, Capital Expenditures and Cash Flow Budget for the fiscal year 2007; **Item 9** – **Unanimously** approved and ratified: the electric energy purchase and sale contracts shown in the table, filed at the Company's registered offices, signed by the subsidiary, Tractebel Energia Comercializadora Ltda. *ad referendum* of the Company's Board of Executive Officers and this Board of Directors; **Item 10** – **Unanimously** approved pursuant to DD-317-0003 of March 12 2007 and RAD DF-0001/2007 of March 7 2007, filed at the Company's registered offices: the Securities Distribution Program amounting to R$ 1,500,000,000.00 (one billion, five hundred million Reais), at a first stage, with the issue of Debentures corresponding to R$ 350,000,000.00 (three hundred and fifty million Reais). The issue will have the following parameters: a) Type: Simple Debentures – Chirographic; b) Guarantees: No guarantees, c) Remuneration: **(i)** remuneration according to the IPC-A, plus interest expressed on a % p.y., 252 day/year basis, tenor of seven years with amortization of 1/3 of the value at the end of the 5th, 6th and 7th year; and/or: **(ii)** remuneration on the basis of a percentage of the CDI with a five year bullet payment; **d)** the final interest rate for the issue restated against the IPC-A and/or the final percentage of the CDI for the issue in CDI, shall be calculated on the basis of bookbuilding, whereby the company shall decide as a function of

investor demand and remuneration whether: **(i)** it will issue the entire volume on the basis of one or the other form of remuneration, or **(ii)** it will issue with a mix of the two types of remuneration; and e) Placement Method: the **unconditional guarantee** on the part of the bank underwriting the issue of the total placement of the operation; **Item 11** – **Unanimously** approved, pursuant to DD-316-0005 of March 5 2007, filed at the Company's registered offices: the Company's acquisition of a stake in Machadinho Energética S.A.-MAESA (2.8227%) and an additional stake in the Machadinho Consortium (2.3445%) and in the Machadinho Hydroelectric Power Plant Concession (2.3445%) for the value of R$ 28.5 million, equivalent to a unit cost of R$ 1.07 million/MW of installed capacity, the Board of Executive Officers of the Company, from henceforth, duly authorized to take all and any measures necessary for the validation and compliance with this resolution, including but not limited to, the signing of all pertinent contracts, documents and instruments, all acts already eventually practiced within the scope of this resolution being ratified; **Item 12** – **Unanimously** approved: **(i)** pursuant to DD-308-0003 of December 20 2006, filed at the Company's registered offices, the granting of a corporate guarantee worth R$ 3,074,112.00 (three million, seventy-four thousand, one hundred and twelve Reais), provided by the Company on behalf of its subsidiary, Tractebel Energia Comercializadora Ltda, in favor of Duke Trading, in guarantee of the Contract TBLC-05.011-CCE-C, signed in 2005 for the purchase of 20 average MW in 2007; and **(ii)** pursuant to DD-317-0002 and RAD DF-0002/2007, both dated March 12 2007, filed at the Company's registered offices, the issue of a Bank Guarantee for up to R$ 50,000,000.00 (fifty million Reais), for complying with the requirements established by the Electricity Trading Board - CCEE in the Operations and Operational Procedures for Financial Settlement Regulations of the CCEE. The Board of Executive Officers is authorized to adopt all the necessary measures arising from these resolutions as well as ratifying all acts already practiced; **Item 13** - **Unanimously** approved: the convening of the Extraordinary and Ordinary General Meetings to deliberate on the matters which are incumbent upon it; and **Item 14** – In accordance with the slide presentation, filed at the Company's registered offices, **unanimously** approved: the development of a project for installing a coal-fired Thermoelectric Power Plant in the state of Rio Grande do Sul. The Board of Executive Officers is authorized to practice all acts necessary for executing this resolution, in particular, the purchase of the required real estate, all acts already practiced within the scope of this decision being revalidated. The floor being given to the Directors present and no point of order being raised, the Chairman proceeded to declare the meeting closed, requesting that I, José Moacir Schmidt, draft these minutes. The said minutes having been subsequently read and found correct were duly signed by the members of the Board of Directors present, including the Chairman, the Fiscal Councilor and by myself as Secretary. Rio de Janeiro RJ, March 15 2007.

Maurício Stolle Bähr Chairman	Manoel Arlindo Zaroni Torres Director
Dirk Beeuwsaert Director	Victor-Frank de Paula Rosa Paranhos Director

Tractebel Energia
SUEZ

Jan Franciscus Maria Flachet
Director

Luiz Antônio Barbosa
Director

Pierre Michel Philippe Chareyre
Director

Antonio Alberto Gouvêa Vieira
Director

José Pais Rangel
Director

José Moacir Schmidt
Secretary

Tractebel Energia
SUEZ

EXTRAORDINARY AND ORDINARY GENERAL MEETINGS
CONVENING NOTICE

Pursuant to legal and statutory provisions, the Shareholders of **TRACTEBEL ENERGIA S.A.** are invited to attend the Extraordinary and Ordinary General Meetings to be held cumulatively on April 17 2007, beginning at 10:00 a.m. at the Company's registered offices at Rua Antônio Dib Mussi, 366, Centro, in the city of Florianópolis, capital of the state of Santa Catarina, with the following items on the Agenda of the Day:

1. EXTRAORDINARY GENERAL MEETING

1.1 Alter the text of Article 39 of the Bylaws to adjust it to the changes related to BOVESPA's Novo Mercado regulations; and

1.2 Approve the signature of the service contract with the Controlling Company, Suez-Tractebel S.A. *(This item of the Agenda will be put to the vote of the minority shareholders, exclusively)*

2. ORDINARY GENERAL MEETING

2.1 Be informed of the management accounts, examine, discuss and vote on the financial statements with respect to the fiscal year ending December 31 2006;

2.2 Deliberate on the allocation of the Net Income and the distribution of dividends;

2.3 Deliberate on the Capital Budget for retention of profits;

2.4 Deliberate on the participation of the employees in the profits and results for the fiscal year 2006;

2.5 Deliberate on the global compensation of Management for the fiscal year 2007;

2.6 Elect the members of the Fiscal Council and their alternates; and

2.7 Elect an alternate to the Board of Directors, in the capacity of independent director.

Pursuant to Article 135, Paragraph 3 of Law 6,404/1976, we wish to notify that the proposal for altering the Company's Bylaws and the draft copy of the services contract to be signed with the controlling company, Suez-Tractebel S.A. are available to shareholders at the Company's registered offices.

Pursuant to the legislation and Article 13 of the Bylaws, the shareholders should substantiate their status as such at least 72 (seventy-two) hours before the Meetings are scheduled to be held, by delivering during business hours, documents corroborating their ownership of the shares of Tractebel Energia S.A. to the Company's registered offices.

Florianópolis, March 30 2007.
Maurício Stolle Bähr
Chairman of the Board of Directors

Tractebel Energia
SUEZ





TRACTEBEL ENERGIA S.A.

A PUBLICLY LISTED COMPANY – CNPJ 02.474.103/0001-19
NIRE 4230002438-4

NOTICE TO SHAREHOLDERS

We hereby notify Shareholders and the market in general that the Ordinary General Meeting-OGM of Tractebel Energia S.A., held on April 17 2007, approved the allocation of the net income for the fiscal year and the distribution of complementary dividends proposed by the Company's Management, as per account statements for the fiscal year ending December 31 2006.

As a result, dividends additional to the interim dividends and interest on shareholders' equity credited in the fiscal year 2006 will be paid, amounting to R$ 393,188,377.26, corresponding to R$ 0.6023639686 per common share.

The said dividends will be paid out on May 7 2007 on the basis of the position on the record date of April 24 2007. The shares will trade ex-dividends as from April 25 2007.

Pursuant to the Notice to Shareholders published on December 6 2006, Interest on Shareholders' Equity was credited as of December 31 2006 for the gross amount of R$ 99,000,000.00, corresponding to R$ 0.1516678425 per common share, based on the position as of the record date of December 14 2006, subject to the payout date being set by the Board of Executive Officers and subsequently announced. As a result, we wish to notify also that this interest, net of income tax at source, will be paid together with the above-mentioned dividends on May 7 2007.

Florianópolis, April 17 2007.

Marc Verstraete
Finance and Investor Relations Director

CNPJ 02.474.103/0001-19

MINUTES OF THE NINETEENTH EXTRAORDINARY GENERAL MEETING AND THE TENTH ORDINARY GENERAL MEETING OF TRACTEBEL ENERGIA S.A.

On April 17 2007 at 10:00 a.m. at the Company's registered offices at Rua Antônio Dib Mussi, 366, Centro in the city of Florianópolis, capital of the state of Santa Catarina, a meeting of the shareholders of Tractebel Energia S.A. was held, the shareholders present representing more than 2/3 (two-thirds) of the capital stock with voting rights, in accordance with the registrations and signatures in the "Shareholders Presence Register", for the purpose of deliberating and approving the items on the Day's Agenda. Opening the meeting's proceedings, Maurício Stolle Bähr, Chairman of the Board of Directors, on whom, pursuant to Article 12 of the Company Bylaws, it is incumbent to act as presiding officer, proposed as Secretary, José Moacir Schmidt, this proposal being accepted. Opening the agenda, the Chairman welcomed shareholders present, Viviane Barcelos Cangussu CRC/068068.0-4, representative of TREVISAN Auditores Independentes, Manoel Arlindo Zaroni Torres, the Company's Chief Executive Officer and Manoel Eduardo Lima Lopes, member of the Fiscal Council. The President then notified those present that these minutes would be drafted in the summarized form of the meeting's events, pursuant to Article 130, Paragraph 1, of Law 6,404/76, and that the Meetings had been regularly convened by a notice published in the newspapers Valor Econômico, Diário Oficial do Estado de Santa Catarina (the state of Santa Catarina Official Gazette) and Diário Catarinense, editions of March 30 and April 2 and 3 2007, requesting that I, José Moacir Schmidt, read as transcribed below: "*EXTRAORDINARY AND ORDINARY GENERAL MEETINGS - CONVENING NOTICE - Pursuant to legal and statutory provisions, the Shareholders of TRACTEBEL ENERGIA S.A. are invited to attend the Extraordinary and Ordinary General Meetings to be held cumulatively on April 17 2007, beginning at 10:00 a.m. at the Company's registered offices at Rua Antônio Dib Mussi, 366, Centro, in the city of Florianópolis, capital of the state of Santa Catarina, with the following items on the Agenda of the Day: 1. EXTRAORDINARY GENERAL MEETING 1.1 Alter the text of Article 39 of the Bylaws to adjust it to the alterations related to BOVESPA's Novo Mercado regulations; and 1.2 Approve the signature of the service contract with the Controlling Company, Suez-Tractebel S.A. (This item on the Agenda will be put to the vote of the minority shareholders, exclusively) 2. ORDINARY GENERAL MEETING 2.1 Be informed of the management accounts, examine, discuss and vote on the financial statements with respect to the fiscal year ending December 31 2006; 2.2 Deliberate on the allocation of the Net Income and the distribution of dividends; 2.3 Deliberate on the Capital Expenditures Budget for retention of profits; 2.4 Deliberate on the participation of the employees in the profits and results for the fiscal year 2006; 2.5 Deliberate on the global compensation of Management for the fiscal year 2007; 2.6 Elect the members of the Fiscal Council and their alternates; and 2.7 Elect an alternate to the Board of Directors, in the capacity of independent director. Pursuant to Article 135, Paragraph 3 of Law 6,404/1976, we wish to notify that the proposal for altering the Company's Bylaws and the draft copy of the services contract to be signed with the controlling company, Suez-Tractebel S.A. are available to shareholders at the Company's registered offices. Pursuant to the legislation and Article 13 of the Bylaws, the shareholders should substantiate their status as such at least 72 (seventy-two) hours before the Meetings*

are scheduled to be held, by delivering during business hours, documents corroborating their ownership of the shares of Tractebel Energia S.A. to the Company's registered offices. Florianópolis, March 30 2007. Maurício Stolle Bähr Chairman of the Board of Directors".
Proceeding with the Agenda of the Day, the President submitted to the meeting for discussion **the first item of the Agenda of the Day of the Ninth Extraordinary General Meeting:** **1.1** – Alter the text of Article 39 of the Bylaws to adjust it to the alterations related to BOVESPA's Novo Mercado regulations – The alteration of the aforementioned provision to the Bylaws was put to the vote, **being approved by a majority,** the negative votes and abstentions being duly recorded and filed with the Company. **Consequently, the Company's Bylaws were consolidated, the said Bylaws having the following wording:** *"CHAPTER I – Denomination, Organization, Head Offices, Duration and Object - Art. 1st - TRACTEBEL ENERGIA S.A. is a corporation ruled by the present Bylaws, Law No. 6.404, of December 12, 1976 ("Brazilian Corporation Law") and other applicable Laws and Regulations. Sole Paragraph – The Company, its shareholders, management and members of the Fiscal Council are subject to the provisions for the Listing Regulations for the Novo Mercado of the São Paulo Stock Exchange – BOVESPA ("Novo Mercado"). Art. 2nd –The Company has Head Offices in the city of Florianópolis, Santa Catarina, at rua Antônio Dib Mussi, 366, Centro, being able to set up branches, subsidiaries, agencies and offices in the Country and abroad. Art. 3rd – The Company has no set duration period. Art. 4th – The Company has as social objective: I – to carry out studies, projects, construction and operation of electric power plants, as well as performing commercial initiatives linked to such activities; II – take part in researches in the energy sector, in connection with the generation and distribution of electric energy, as well as studies for the use of reservoirs for multiple purposes; III – contribute to the qualification of technical staff required in the electric energy sector, as well as preparing qualified workmen, through expert resources; IV – take part in organizations dedicated to the operational coordination of interconnected electrical systems; V – take part in technical, scientific and corporate associations or organizations within regional, national or international scope of interest for the electric sector; VI – collaborate for the preservation of the environment in the performance of its activities; VII – collaborate in programs in connection with promotion and incentive to the national industry of materials and equipment designed for the electric energy sector, as well as its technical norm setting, standardization and quality control; and VIII – take part, as partner, stockholder or shareholder, in other companies in the energy sector. CHAPTER II – Equity Capital and Shares - Art. 5th Company equity capital subscribed is R$ 2,445,766,091.90 (two billion, four hundred and forty five million, seven hundred and sixty six thousand, ninety one reals and ninety cents) divided into 652,742,192 (six hundred and fifty two million, seven hundred and forty two thousand, one hundred and ninety two) shares, all ordinary, personal and without face value. §1st - Shares issued by the Company may be kept in deposit accounts in the name of their respective holders, under the deed regime, without the issue of certificates, in financial institution appointed by the Board of Directors. §2nd - Always when shares ownership is transferred, the depositary financial institution may charge the seller the cost for the transfer, within the limits established by the Securities and Exchange Commission of Brazil – CVM. § 3rd – The Company may not issue preferred shares or beneficiary parts. Art. 6th - The Company will be able to issue simple debentures or convertible into shares. Art. 7th – The increases in Company equity shall be carried out by means of public or private subscription of shares, through conversion of debentures or*

incorporation of reserves, capitalizing resources through the modalities legally accepted, and the paying in of shares shall comply with the norms and conditions established by the Board of Directors. Sole paragraph – Shareholders not carrying out the payment in accordance with the norms and conditions in the present article, shall be deemed in default, in the terms of the law, and liable to monetary update, 12% interest (twelve percent) per year and fine of 10% (ten percent) over the amount due. Art. 8th – The Company is authorized to, through deliberation by the Board of Directors, independent from the tax reform, increase its equity up to R$ 5.000,000,000.00 (five billion reals). § 1st - Additionally to the other conditions ruling the issue of new shares, it will be up to the Board of Directors to establish the price of issue and deadline for the payment of shares purchased. § 2nd – The Board of Directors may approve the issue of new shares without giving the right of preference to previous shareholders if this is carried out through Sales in the stock exchange, public subscription, or exchange for shares in control acquisition public offering. Art. 9th – The Company may issue shares in units or lots. Stock splits or inplits shall be carried out upon request by the shareholder who will be liable for all expenses inherent. Sole paragraph – The services of conversion, transfer and split of shares may be transitorily suspended, observing the norms and limitations established in current legislation. CHAPTER III – General Meetings - Art. 10th - Regular General Meetings shall take place within the first four (4) months subsequent to the end of the trade year, in a date and hour previously established, for: I – submittal of management financial statements, examination and discussion of financial reports; II – deliberation on the destination of the trade year's Net Profit and distribution of dividends; and III – election of the Tax Board members and, when required, the members of the Board of Directors. Art. 11th - Special General Meetings shall be held whenever required observing all applicable legislation and Bylaws. Art. 12th – The panel that will guide the proceedings at the General Meetings shall be composed by the Chairman of the Board of Directors or, in his absence or unavailability, by whom the shareholders may chose, and a secretary elected among the present. Art. 13th – The Notice of Meeting may condition shareholders presence at the General Meeting to the fulfillment of applicable legal requirements, with the submittal of shareholder status legal proof, such submittal may be required to be carried out seventy (72) hours before the Meeting's scheduled date. Sole Paragraph – Besides the matters within the scope of its competence foreseen in the law and the present Bylaws, it will the General Special Meeting attribution to approve: I – the delisting from the Novo Mercado; II – the choice of the institution or specialized company responsible for determining the economic value of the Company for the purposes of the public offering of shares in Chapters XI and XII of these Bylaws, from among the Companies nominated by the Board of Directors; and III – plans to grant stock options to management and employees of the Company and of other corporations that may be controlled directly or indirectly by the Company, without preemptive rights of the shareholders. CHAPTER IV - Management - Art. 14th – The Company shall be managed by a Board of Directors and a Management Board. Art. 15th - The General Meeting shall establish the remuneration of both Boards members. If this remuneration is established as a global amount, the Board of Directors shall decide on the division among the members of both boards. CHAPTER V – The Board of Directors - Art. 16th The Board of Directors shall be made up of at least 5 (five) and no more than 9 (nine) effective members and an equal number of alternates, being, among the effective members, one Chairman of the Board and other a Vice Chairman, chosen by the shareholders pursuant to the law, with a 2 (two) year term of office, reelection being permitted. § 1st – One of the members of the Board of

Directors, and his/her respective alternate, shall be elected by the employees through a direct vote to be organized by the Company, the name to be ratified by the shareholders at the General Meeting. § 2nd - Should a vacancy on the Board of Directors occur, the substitute shall be the respective effective member's alternate. In the event of the vacancy occurring for the effective member and his/her alternate, the substitute shall be nominated by the remaining Directors and shall hold office until the next General Shareholders' Meeting. Should vacancies occur for the majority of positions, a General Shareholders' Meeting shall be convened for the purpose of holding a new election. § 3rd – The members of the Board of Directors and their respective alternates, shall be invested in the respective positions against the signature of their respective terms of investiture, drafted to the minutes register of the Board of Directors, as well as the Instrument of Agreement pursuant to the Listing Regulations of the Novo Mercado. § 4th Pursuant to the Listing Regulations of the Novo Mercado, at least 20% (twenty per cent) of the members of the Board of Directors, and their respective alternates, must be independent directors. The qualification as independent directors must be declared in the minutes of the General Shareholders Meeting, which elected them. Art. 17th – The Board of Directors shall meet, regularly, quarterly and when required in special meetings, summoned in accordance with the established in the present Bylaws. Art. 18th – The meetings of the Board of Directors shall be summoned by its Chairman or members representing at least one third (1/3) of its members, summoning not being required when all members are present. The Board of Directors will deliberate through majority of votes, being up to its Chairman, in case of draw, to give the casting vote. Art. 19th – The Board of Directors shall have the following attributions: I – establish the general focus of Company business; II – elect and dismiss Managers and establish their respective attributions, observing the established in the present Bylaws; III – monitor Management administration; IV – establish limits and scope for company representation by procurators; V – summon the General Meetings; VI – evaluate Management Report and Financial Report; VII – approve the Company's global annual budget; VIII – approve contracts and obligations worth over R$ 20,000,000.00 (twenty million reals); IX – propose to the General Meeting the issue of debentures which conditions are not within the scope of its original competence; X – deliberate on the issue of debentures simple, non-convertible into shares without real guarantee, and on conditions lawfully delegated to it by the General Meeting; XI – approve the concession of surety or guarantee to third parties; XII – approve the conveyance or indebtment of Company fixed assets worth over R$ 20,000,000.00 (twenty million reals); XIII – deliberate on the acquisition and conveyance of shares issued by the Company establishing their prices and conditions; XIV – deliberate on the issue of new shares, their prices, and other issue conditions, observing the established in the present Bylaws; XV – in the cases provided for in these Bylaws, to declare periodic dividends for account of profits verified in the semi-annual financial statements, or for lesser periods, for the account of retained profits or profit reserves, as well as the credit or payout of interest on shareholders' equity; XVI – deliberate on the issue of commercial papers, as well as the issue of subscription bonuses; XVII – establish triple list of expert companies for the establishment economic evaluation of the Company for purposes of public offerings as foreseen in Chapters XI and XII of the present Bylaws; XVIII – chose and dismiss independent auditors; XIX – approve the Company's Internal Regulations; and XX – deliberate on the cases not dealt with in the Bylaws. Art. 20th – On the occasion of his/her absences or incapacity, the Chairman of the Board shall be substituted by his/her alternate and, in the absence of the latter, by the Vice

Chairman. CHAPTER VI – Management Board - Art. 21st – The Management Board shall include seven (7) members elected by the Board of Directors, serving three (3) year mandates, and eligible for reelection. § 1st – The attributions and powers of the Management Board members shall be established by the Board of Directors, which shall, obligatorily, appoint a President and an Investor Relations Managing Director. § 2nd – The members of the Board of Executive Officers shall be invested in their respective positions against the signature of the respective term of investiture, drafted to the minutes register of the Board of Executive Officers as well as the Instrument of Agreement of the Management pursuant to the Regulations for a listing on the Novo Mercado. Art. 22nd – The Board shall meet, regularly, at least once a month, and when required in special meetings, summoned in accordance with the established in the present Bylaws. Art. 23rd – The meetings of the Management Board are summoned by the President Director or two (2) Managing Directors, not requiring summoning when all its members are present. The Board of Directors will deliberate through majority of votes, being up to its Chairman, in case of draw, to give the casting vote. Art. 24th – The attributions of the Management Board include the general management and representation of the Company, observing the present Bylaws and guidelines and attributions established by the Board of Directors. § 1st - In the exercise of its attributions, it is up to the Management Board: I – to elaborate the financial reports and the management report, when required; II – elaborate the Company Internal Regulations and submit it to the approval of the Board of Directors; III – elaborate the Company's annual budget, observing the global figures approved by the Board of Directors. § 2nd – The attributions of the President Director include: I – Preside the Board Meetings; II – coordinate and guide the activities of all other managing directors, in their respective areas of competence; III – allocate special activities and tasks to any of the managing directors, independent from their respective regular attributions; and IV – oversee the enforcement of the decisions by the Board of Directors and the Management Board. Art. 25th – In the case of temporary unavailability, license or vacation of any Director, the Board will appoint a Director to accumulate his functions. Art. 26th – In the case of vacancy, the Management Board shall appoint a Managing Director to accumulate the functions of the seat vacant for the reminder of the term, until the meeting of the Board of Directors, when the vacancy shall be filled. Art. 27th – The Company shall be obligated through the signature of two Directors, observing the however the dispositions in §§ as follows. § 1st – The Directors may appoint procurers to represent the Company, acting always jointly with a director or another procurer sufficiently empowered or, acting alone. § 2nd - Company proxies shall be conceded by two (2) Directors and shall specify the powers authorized and the duration of the proxies, except for the power of attorney in lawsuits and administrative disputes, which may have undetermined duration. CHAPTER VII – Strategic Committee - Art. 28th – The Company shall have a strategic committee, which will act as a counseling body for the management, offering advice and opinions to the Board of Directors and management Board when required. The Strategic Committee shall include up to seven (7) members, shareholders or not, residing in the Country or not, that may be administrators, elected by the Board of Directors, which will establish their remuneration, and working within the Internal Regulations of the Company. CHAPTER VIII – Tax Board - Art. 29th – The Tax Board will not be permanent but summoned upon shareholders request, in accordance with the law, and shall include 3 (three) to 5 (five) permanent members and equal number of alternate members, with a mandate of 1 (one) year, and re-electable. The general meeting electing the Tax Board shall establish their respective remuneration, observing the

legal minimum. Sole Paragraph – The members of Fiscal Council shall be invested in their respective positions against the signature of the term of investiture, drafted to the minutes register of the meetings of the Fiscal Council as well as the Instrument of Agreement of the Members of the Fiscal Council pursuant to the Listing Regulations for the Novo Mercado. CHAPTER IX – Trade Year and Financial Statements - Art. 30th – The fiscal year shall end on December 31 of each year and, with respect to the financial statements, shall comply with the Listing Regulations of the Novo Mercado and the applicable legal provisions. §1st - In each business year shall be compulsory the distribution of a dividend not below 30% (thirty percent) of the net profit, adjusted in the terms of the law, and the destination of the year's whole result shall be submitted to the General Meeting for deliberation. § 2nd – The Company shall raise a semi-annual balance sheet, being incumbent on the Board of Directors to declare periodic dividends on the basis of such financial statements § 3rd – The Company may raise a balance sheet and distribute periodic dividends as long as the dividends paid in each semester of the fiscal year do not exceed the amount in the capital reserves pursuant to paragraph 1, article 182 of Law 6,404 of December 15 1976. § 4th - The Board of Directors may declare intermediary dividends, in the account of accumulated profits or reserves of existing profits in the last annual or semestral report. § 5th - The Company, upon deliberation by the Board of Directors, may credit or pay the shareholders remuneration interest over equity, observing applicable legislation. The amounts paid or credited by the Company as interest over equity capital shall be inputted, within the terms of applicable legislation, to the value of compulsory dividends. Art. 31st – It is void, after three (3) years any claim for dividends not timely claimed, which shall revert to the benefit of the Company. CHAPTER X – Control alienation - Art. 32nd – The sale of the Company's control to third parties, whether through a single operation or through successive operations, may only be contracted on the condition, suspensive or resolutory, that the acquiring third party undertakes to effect a public offering for the acquisition of the remaining shares from the other shareholders of the Company, thereby assuring them equal treatment to that enjoyed by the divesting controlling shareholder, and otherwise complying with the conditions and terms pursuant to the prevailing legislation and the Listing Regulations of the Novo Mercado. Sole Paragraph – The public offering mentioned in the caput of this article shall be required, still, upon onerous cession of rights of subscription of shares and other securities or rights to securities convertible into shares that may result in the alienation of Company control, and, in case of alienation of the society with the power to control the Company, being that in this case the alienating controlling shareholder shall have the obligation to declare to the São Paulo Stock Exchange – Bovespa the value attributed to the Company in that alienation and annex documentation proving such value. Art. 33rd – The public offering in the caput of article 32 shall also apply in case the control acquirer being already a Company shareholder, and come to acquire shareholding control by means of private purchase contract involving any quantity of shares signed with the controlling shareholder. In this case the acquirer shall reimburse the shareholders from whom it has purchased shares in stock exchange within the 6 (six) months before the date of the alienation of shareholding control, to whom it shall pay the difference between the price paid to the alienating controlling shareholder and the value paid at the stock exchange, for Company shares in that period, duly updated. Art. 34th – The Company shall not register any transfer of shares: I – to the shareholder(s) that come to hold the controlling power before the shareholder(s) subscribing the Controllers Term of Agreement with the Regulation of the New Market, as well as the Term of Agreement with the Regulation of the

Market Arbitration Board; II – to the name of the shareholder who becomes holder of 5% or more of the shares representative of the Company capital before that shareholder subscribing the Term of Agreement with the Regulation of the Market Arbitration Board, not applicable when the shareholder acquires such shareholding position through participation through public distribution process or negotiation at the stock exchange. Sole Paragraph – Likewise, no Shareholders Agreement on the controlling power may be registered at the Company head offices without the parties having subscribed the Agreement Terms mentioned in item I. CHAPTER XI – Cancellation of Public Company Register - Art. 35th – Without prejudice to the regulation and legal dispositions, canceling the register of the Company as a public company at the Securities and Exchange Commission of Brazil – CVM shall be preceded by public offering for the acquisition of shares, which shall have as price, at least, obligatorily, the value of the Company and its shares established in evaluation report by expert company, using the economic value of the shares as evaluation criteria, through acknowledged methodology or based on other criteria as established by the Securities and Exchange Commission of Brazil – CVM. The choice of the expert company shall take place within the terms of article 37 of the present Bylaws. Sole Paragraph - In compliance with the remaining terms of the Listing Regulations of the Novo Mercado, these Bylaws, and the prevailing legislation, the public offering for delisting may also allow for the exchange of securities issued by other open capital companies, to be accepted at the discretion of the offered party. Art. 36th – When the market is informed of the decision to proceed with the open capital company's delisting, the offerer must disclose the maximum value per share or lot of a thousand shares on which the price of the public offering shall be fixed. § 1st – The public offering shall be contingent on the value established in the appraisal report, pursuant to article 35 not exceeding the value disclosed by the offerer pursuant to the caption sentence of this article. § 2nd - Should the value of the shares set in the appraisal report exceed the value disclosed by the offerer, the decision to proceed with the delisting of the open capital company shall be revoked, except where the offerer expressly agrees to make a public offering according to the value established in the appraisal report, the offerer being required to disclose the adopted decision to the market. Art. 37th The appraisal report must be prepared by an institution or specialized company of notorious experience, and independence with respect to the powers of decision of the Company, its management and/or controlling shareholder, as well as fulfilling all other legal requirements. § 1st – The choice of the institution or specialized company is the exclusive responsibility of the general shareholders' meeting, based on the Board of Directors' three candidate-list, the respective approval, excluding blank votes, being taken by a majority the free float represented at the general shareholders' meeting, which if installed upon the first calling, should have a quorum of shareholders' representing at least 20% (twenty percent) of the total free float or if installed on the second calling, a quorum of any number of shareholders representing the free float. § 2nd The costs incurred in the preparation of the appraisal report shall be borne by the offerer. CHAPTER XII – Withdrawal from the New Market - Art. 38th – Should the Company's Extraordinary General Shareholders' Meeting approve the Company's delisting from the Novo Mercado in order that the securities issued by it be registered for trading outside the Novo Mercado, or should the Company's delisting from the Novo Mercado occur due to a corporate reorganization, in which the Company arising from this corporate reorganization is not accepted for trading on the Novo Mercado, the shareholder, or group of shareholders that exercise control of the Company, must effect a public offering for the acquisition of shares

pertaining to the remaining shareholders, according to the economic value of the shares as calculated in the appraisal report and in compliance with the prevailing legal rules and regulations. Sole Paragraph – The public offering foreseen in this article shall observe, where applicable, the disposed in articles 35, 36 and 37 above. CHAPTER XIII - Arbitration – Article 39 – The Company, its shareholders, administrators and members of the Fiscal Council are obliged to resolve, through arbitration, all and any dispute or controversy that may arise among them, regarding or from, in particular, the application, validity, enforcement, interpretation, violation and their effects of the dispositions in the Brazilian Corporation Law, the Company Bylaws, the norms published by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission, as well as all other norms applicable to the capital markets in general, besides those in the New Market Listing Regulation and the Arbitration Panel Regulation and the New Market Participation Contract. CHAPTER XIV - General Dispositions - Art. 40th - The participation in the profits or results, not linked to remuneration, may be paid to employees, after the ruling of the Regular General Meeting, according to applicable legislation. Proceeding, the President submitted to the meeting for discussion the **following item of the Agenda of the Day:** 1.2. Approve the signature of the service contract with the controlling Company Suez-Tractebel S.A. - Signature, with the controlling company Suez Tractebel S.A., of a services supply contract, for a period of three years, at an annual value of up to EUR 1,500,000.00 (one million, five hundred thousand Euros) – The matter was put to the vote and the contracting for a period of 36 (thirty-six) months **approved by a majority,** the negative votes and abstentions duly filed at the Company. Pursuant to the current legislation, the controlling shareholder SUEZ ENERGY SOUTH AMERICA PARTICIPAÇÕES LTDA. relinquished its voting rights with respect to the matter at issue. There being no further manifestation on the part of those present, the **President declared concluded the Nineteenth Extraordinary General Meeting. In accordance with the sequence of work, the President informed that he would move on to the items contained in the Agenda of the Day of the Ordinary General Meeting**, initially informing that the Notice to the Shareholders pursuant to Article 133 of Law 6,404/76 had been published in the newspapers Diário Catarinense and Valor Econômico, editions of March 16, 19 and 20 2007, and Diário Oficial de Santa Catarina, editions of March 16, 19 and 21 2007, and the Management Report and Financial Statements, together with the opinion of the Independent Auditors, had been published in the newspapers, Diário Catarinense, Diário Oficial do Estado de Santa Catarina and Valor Econômico, editions of March 19 2007, as a result of which the formalities for holding this Meeting had been duly complied with. Continuing with proceedings, the President submitted the **first item of the Agenda of the Day of the Tenth Ordinary General Meeting** for discussion: 2.1 Be informed of the management accounts, examine, discuss and vote on the financial statements with respect to the fiscal year ending December 31 2006 – As the Management Report and the Financial Statements, the opinion of the Independent Auditors and the opinion of the Fiscal Council were already known to the members of the meeting, the waiving of the reading of such documents was proposed and approved. Following discussion pertinent to the matter, the Financial Statements for the Fiscal Year ending December 31 2006, as well as the Management Accounts of the same Fiscal Year, were put to the vote, being **approved unanimously**; the President then informed that he would move on to the **following item on the Agenda of the Day:** 2.2 Deliberate on the allocation of the Net Income and the distribution of dividends; – The allocation of the Net

Income and the distribution of dividends according to the Financial Statements - approved in the preceding item - in the following amounts: **a)** Legal Reserve – R$ 48,957,283.01; **b)** Distribution of Dividends and Interest on Shareholders' Equity in the total value of R$ 930,188,377.26, made up as follows: **(i)** Interest on Shareholders' Equity, net of Federal Withholding Tax (IRRF), credited during the fiscal year 2006 (72nd MBD of August 11 2006 and 75th MBD of December 6 2006) - R$ 182,649,259.49; **(ii)** Interim Dividends declared during the fiscal year 2006 (72nd MBD of August 11 2006) - R$ 324,000,000.00; **(iii)** Complementary Dividends - R$ 393,188,377.26, corresponding to R$ 0.602365 per share; and **(iv)** Income Tax Withheld at Source on Interest on Shareholders' Equity, credited in 2006 – R$ 30,350,740.51; and **c)** Profits Retention Reserve, based on the capital expenditures budget, in the value of R$ 29,653,918.63. Having been put to the vote, the matter was **approved unanimously**; the President then informed that he would move on to the **following item on the Agenda of the Day:** 2.3 Deliberate on the Capital Expenditures Budget for retention of profits – the capital expenditures budget was proposed on the basis of a Capital Expenditures Program worth R$ 96,343 thousand, entirely made up of own resources for allocation directly to the maintenance of the production assets and the modernization of the thermoelectric power plants, the objective being to ensure satisfactory levels of uptime operations. Having been put to the vote, the matter was **approved unanimously.** The President then informed that he would move on to the **following item on the Agenda of the Day:** 2.4 - Deliberate on the participation of the employees in the profits and results for the fiscal year 2006– The amount of up to R$ 12,000,000.00 (twelve million Reais) was proposed for payment, on dates to be established by the Board of Executive Officers, in accordance with criteria adopted in the Company's Compensation System and the Collective Bargaining Agreements, the Participation of the employees in the Profits or Results - PLR – for the fiscal year 2006. Having been put to the vote, the matter was **approved unanimously.** Subsequently, the President informed that he would move on to the **following item on the Agenda of the Day:** 2.5 Deliberate on the global compensation of Management for the fiscal year 2007 – The amount of R$ 15,000,000.00 (fifteen million Reais) was proposed as the annual global compensation for the members of the Management elected by the General Meeting and by the Board of Directors, the distribution of which would be made according to the criteria and values established by the Board of Directors, it being also incumbent on the Company to absorb expenses, as the case may be, related to INSS, FGTS, Healthcare Insurance, Private Pension Plan, healthcare and living costs. Having been put to the vote, the matter was **approved unanimously**; the President then informed that he would move on to the **next item on the Agenda of the Day:** 2.6 Elect the members of the Fiscal Council and their alternates - Following discussion on the matter, the Fiscal Council was installed, with its term of office to run up to the Ordinary General Meeting for 2008, having been elected: **MANOEL EDUARDO LIMA LOPES**, Brazilian, married, accountant, ID number 1767127–IFP/RJ, enrolled in the private individual taxpayers' register (CPF/MF) under number 046.227.237-00, with address at Av. Oswaldo Cruz, 81/201, Flamengo, Rio de Janeiro/RJ, CEP 22250-060, effective fiscal councilor, and **AILTON PINTO SIQUEIRA**, Brazilian, married, banker, ratified by the Central Bank of Brazil - BACEN pursuant to correspondence referenced DERJA/REORF-98/222-2 of April 17 1998, copy of which is filed with the Company, bearer of ID number 01160700-9–IFP/RJ, enrolled in the private individual taxpayers' register (CPF/MF) under number 006.936.346-34 with address at Rua Senador Vergueiro, 157/604, Flamengo, Rio de Janeiro/RJ, CEP 22230-00, alternate fiscal

councilor, indicated by the shareholder Banco Clássico S.A., in his position as minority holder of shares with voting rights; **NEWTON DE LIMA AZEVEDO JÚNIOR**, Brazilian, married, engineer, bearer of ID number 3.993.530-SSP/SP, enrolled in the private individual taxpayers' register (CPF/MF) under number 610.185.388-87, resident and domiciled in the city and state of São Paulo, with offices at Av. 9 de Julho, 4865, 8º andar, Centro, effective fiscal councilor, and. **MANOEL EDUARDO BOUZAN DE ALMEIDA**, Brazilian, married, accountant, bearer of labor contract card number 026695/0-3-CRC/RJ, enrolled in the private individual taxpayers' register (CPF/MF) under number 269.006.377-87, with commercial address at Av. Almirante Barroso, 52, sala 1401 (parte), Centro, CEP 20031-000, in the city and state of Rio de Janeiro, alternate fiscal councilor; and **PAULO DE RESENDE SALGADO,** Brazilian, married, economist, ID number 0241S153-9 SSP/RJ, enrolled in the private individual taxpayers' register (CPF/MF) under number 161.008.917-00, resident and domiciled in the city and state of Rio de Janeiro at Rua Sacopã, nº 83, apto. 901, Lagoa, CEP 22471-180, effective fiscal councilor, and. **FLÁVIO MARQUES LISBOA CAMPOS**, Brazilian, married, civil engineer, ID number 524578-SSP/MG, enrolled in the private individual taxpayers' register (CPF/MF) under number 118.388.096-00 with professional address at Rua Guajajaras, 43, Centro, city of Belo Horizonte, state of Minas Gerais, alternate fiscal councilor. The establishment of the annual compensation of the fiscal councilors was proposed and approved at ten percent (10%) of the annual average compensation of each Director of the Company, excluding benefits, representational allowance and profit sharing. The following was appointed to act as secretary of the Fiscal Council, **CARLA CARVALHO DE CARVALHO**, Brazilian, married, lawyer, bearer of labor contract card number 59.760-OAB/RJ, enrolled in the private individual taxpayers' register (CPF/MF) under number 863.499.377-91, resident and domiciled in the city of Niterói, state of Rio de Janeiro; subsequently, the President informed that he would move on to the **following item of the Agenda of the Day:** 2.7 - Elect an alternate to the Board of Directors, in the capacity of independent director – In the light of the decease of the alternate fiscal councilor **ALTAIR MOREIRA DE SOUZA,** independent councilor elected on the indication of the minority shareholders, Banco Clássico and the Funds represented by Dynamo Administração de Recursos Ltda., the following was elected unanimously in substitution for a term of office of 1 (one) year, that is up to April 25 2008, as an alternate to councilor José Pais Rangel, **JOSÉ JOÃO ABDALLA FILHO,** Brazilian, single, banker, ID number 1.439.471 SSP/SP, enrolled in the private individual taxpayers' register (CPF) under number 245.730.788-00, domiciled at Avenida Presidente Vargas, 463, 13º andar, Centro, in the city and state of Rio de Janeiro. The councilor will take up his office within the period pursuant to Paragraph 1 of Article 149 of Law 6.404/76, following the signature of the respective Instrument of Investiture. The elected councilor shall take office within the period pursuant to Paragraph 1 Article 149 of Law 6,404/76, after signing his respective Instrument of Investiture. Pursuant to Paragraph 4 of Article 16 of the Company's Bylaws and Item 4.3.3 of BOVESPA's *Novo Mercado* Listing Regulations, the elected independent councilor declares that: i) he has no relationship with the Company other than a participation in its capital stock; ii) he is not the Controlling Shareholder, or the spouse thereof or family relation twice removed or closer thereof, neither being nor having been, related to the corporation or entity related to the Controlling Shareholder over the past 3 (three) years; iii) he has not been an employee or director of the Company, or the Controlling Shareholder or a corporation controlled by the Company over the past 3 (three) years; iv) he is not a supplier or purchaser, directly or

indirectly, of services and/or products of the Company, to the extent that this would imply a loss of independence; v) he is not an employee or part of management of a corporation or entity that is offering or demanding services and/or products to/from the Company; vi) he is not the spouse or relation twice removed or closer of any member of management of the Company; vii) he receives no other compensation from the Company other than that as a councilor together with income in cash arising from a participation in the Company's capital stock. The Controlling Shareholder, Suez Energy South America Participações Ltda, through its legal representative, the President of the meeting, has declared to the shareholders present that it has been notified by the elected councilor that he is able, without qualification, to sign the declaration instrument pursuant to Paragraph 4, Article 147 of Law 6,404/76 and Article 2 of CVM Instruction 367/2002, and that he has undertaken to present the said declaratory instruments on the occasion of the signing of the Instrument of Investiture, to take place within 30 (thirty) days from this date under the terms of Article 149, Paragraph 1 of Law 6,404/76, and that he has presented a short résumé, this document to be filed with the registered offices of the Company. Having concluded all items on the Agenda of the Day of the Tenth Ordinary General Meeting and since no member of the meeting wished to raise any other issues, the President thanked those present, declaring the work of the current General Meetings concluded, requesting that these Minutes be drafted, which, having been read and found correct, were signed by the President and by the shareholders present, representing more than 2/3 of the Company's voting capital, and by me as Secretary, making the necessary copies for all legal purposes. Florianópolis, April 17 2007.

Presiding Officials:

Maurício Stolle Bähr Chairman	José Moacir Schmidt Secretary

Shareholders present at the General Meeting:

SUEZ ENERGY SOUTH AMERICA PARTICIPAÇÕES LTDA.

PATRICK CHARLES CLEMENT OBYN

JOSÉ MOACIR SCHMIDT

BANCO CLÁSSICO S.A.

LUIZ ANTONIO BARBOSA

VICTOR-FRANK DE PAULA ROSA PARANHOS

F&C PORTFOLIOS FUND – F&C GLOBAL EMERGING MARKETS PORTFOLIO
FIDELITY INVESTMENT TRUST LATIN AMERICA FUND

FIDELITY LATIN AMERICA FUND
FIDELITY ADVISOR SER. VIII LATIN AMERICA FD
VANGUARD EMERGING MARKETS STOCK INDEX FUND
PANAGORA GROUP TRUST
CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND
GLOBAL INVESTMENT FUND
ESSEX COUNTY COUNCIL
TEXAS EDUCATION AGENCY
FLORIDA RETIREMENT SYSTEN TRUST FUND
THE MASTER TRUST BANK OF JAPAN LTD RE MTBC400035147
WELLS FARGO MASTER TRUST DIVERSIFIED STOCK PORTFOLIO
CI EMERGING MARKETS CORPORATE CLASS
EMERGING MARKETS EQUITY POOL
F&C MANAGED PENSION FUNDS LIMITED
CI EMERGING MARKETS FUND
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
ROCHDALE ATLAS PORTFOLIO
ISHARES MSCI BRAZIL (FREE) INDEX FUND
EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND
BRITISH COAL STAFF SUPERANNUATION SCHEME
NORGES BANK
COLLEGE RETIREMENT EQUITIES FUND
SCHRODER INTERNATIONAL DIVERSIFIED VALUE FUND
VANGUARD INVESTMENT SERIES, PLC
SCHRODER INTERNATIONAL SELECTION FUND – LATIN AMERICAN
DYNAMO COUGAR FUNDO MÚTUO DE INVESTIMENTOS EM AÇÕES C.L.
ASCESE FUNDO DE INVESTIMENTO EM AÇÕES
DYNAMO PUMA II FUNDO DE INVESTIMENTOS EM PARTICIPAÇÕES
PUMA INVESTMENT LLC
FEBRA FUNDO DE INVESTIMENTO EM AÇÕES
FIA LUMINA
TNAD FUNDO DE INVESTIMENTO EM AÇÕES
SAMAMBAIA IV FUNDO DE INVESTIMENTO EM AÇÕES
CLASSE A FUNDO DE INVESTIMENTO EM AÇÕES

Auditor:

VIVIANE BARCELOS CANGUSSU

Tractebel Energia
SUEZ

CONTRACTS WITH THE SAME GROUP
TRACTEBEL ENERGIA S.A.

ITEM	CONTRACTS WITH THE SAME GROUP OBJECTIVE AND CHARACTERISTICS OF THE CONTRACT	LINKAGE WITH THE COMPANY (1)	ORIGINAL VALUE		MATURITY DATE OR TENOR	PRECONDITIONS FOR RESCISSION OR TERMINATION	REMAINING BALANCE	
			R$ TH.	DATE			R$ TH.	DATE
01	Purchase of Energy between Tractebel Energia ("TBLE") and Itá Energética S.A. – ITASA. (61 MW)	Subsidiary	238,866	01.15.2001	30 years	- bankruptcy/court administration - non-payment of unsettled obligations - non-payment - should Tractebel Energia ceases to be a shareholder of ITASA	662,618	12.31.2006
02	Purchase of Energy between Tractebel Energia ("TBLE") and Itá Energética S.A. – ITASA. (167 MW)	Subsidiary	2,218,873	01.15.2001	30 years	- bankruptcy/court administration - non-payment of unsettled obligations - non-payment - should Tractebel Energia ceases to be a shareholder of ITASA	2,138,811	12.31.2006
03	Loans and Financing: ITASA/ BNDES/ TBLE (as intervening guarantor)	Subsidiary	242,000(*)	03.15.2001	09.15.2013	- non-payment of unsettled obligations - non-performance of credits in favor of the BNDES by other companies of the economic group to which ITASA belongs (cross-default) - change in the controlling shareholding of ITASA, without the consent of the BNDES - judicial proceedings which could affect the guarantees	16,524(*)	12.31.2006
04	Loans and Financing: (BNDES on-lending): ITASA/ UNIBANCO/ TBLE (as the intervening guarantor)	Subsidiary	140,000(*)	03.15.2001	09.15.2013	- Idem Contract nº 03.	96,910(*)	12.31.2006
05	Loans and Financing: (BNDES on-lending): ITASA/ BRADESCO/ TBLE (as the intervening guarantor)	Subsidiary	50,000(*)	03.15.2001	09.15.2013	- Idem Contract nº 03.	34,611(*)	12.31.2006

(*) Value relates to the total Contract value on the part of the subsidiary jointly with Itá Energética S.A. – ITASA. Tractebel Energia has a shareholding stake of 48.75% in this company.

CONTRACTS WITH THE SAME GROUP
TRACTEBEL ENERGIA S.A.

ITEM	CONTRACTS WITH THE SAME GROUP OBJECTIVE AND CHARACTERISTICS OF THE CONTRACT	LINKAGE WITH THE COMPANY (1)	ORIGINAL VALUE		MATURITY DATE OR TENOR	PRECONDITIONS OF RESCISSION OR TERMINATION	REMAINING BALANCE	
			R$ TH.	DATE			R$ TH.	DATE
06	Loans and Financing: (BNDES on-lending): ITASA/ ITAÚ/ TBLE (as the intervening guarantor)	Subsidiary	50,000(*)	03.15.2001	09.15.2013	- Idem Contract nº 03.	34,611(*)	12.31.2006
07	Loans and Financing: (BNDES on-lending): ITASA/ SAFRA/ TBLE (as the intervening guarantor)	Subsidiary	30,000(*)	03.15.2001	09.15.2013	- Idem Contract nº 03.	20,766(*)	12.31.2006
08	Loans and Financing: (BNDES on-lending): ITASA/ VOTORANTIM/ TBLE (as the intervening guarantor)	Subsidiary	30,000(*)	03.15.2001	09.15.2013	- Idem Contract nº 03.	20,766(*)	12.31.2006
09	Debentures: ITASA/ BNDES and Market/ TBLE (as the intervening guarantor) 1st Series	Subsidiary	84,000(*)	03.21.2001	12.01.2013	- Idem Contract nº 03.	59,425(*)	12.31.2006
10	Debentures: ITASA/ BNDES and Market/ TBLE (as the intervening guarantor) 2ndt Series	Subsidiary	84,000(*)	03.21.2001	06.01.2013	- Idem Contract nº 03.	63,970(*)	12.31.2006
11	Operation and Maintenance Contract of UHE ITA – Tractebel Energia / ITASA	Subsidiary	186,137	09.11.1998	30 years	Rescission by any of the parties due to cases of non-performance pursuant to the contract, or irregularities that were identified and not remedied in the period of 180.	197,939	12.31.2006

(*) Value relates to the total Contract value on the part of the subsidiary jointly with Itá Energética S.A. – ITASA. Tractebel Energia has a shareholding stake of 48.75% in this company.

END